Semiannual Report

June 30, 2010

Ivy Funds Variable Insurance Portfolios

Pathfinder Aggressive
Pathfinder Conservative
Pathfinder Moderate
Pathfinder Moderately Aggressive
Pathfinder Moderately Conservative
Asset Strategy
Balanced
Bond
Core Equity
Dividend Opportunities
Energy
Global Natural Resources

Growth
High Income
International Core Equity
International Growth
Micro Cap Growth
Mid Cap Growth
Money Market
Real Estate Securities
Science and Technology
Small Cap Growth
Small Cap Value
Value

 IVY FUNDS
Variable Insurance Portfolios

CONTENTS
Ivy Funds VIP



Henry J. Herrmann, CFA

Dear Shareholder:

Over the last six months, investors have witnessed the continuation of economic recovery that began in 2009, when several government programs were implemented to stabilize the economy and financial markets. These aggressive efforts, and similar policies implemented in many foreign markets, helped engender an economic recovery and a financial market rally over the second half of 2009 and into 2010. Investors began to demonstrate some appetite for risk, recognizing the power of the initiatives put in place.

Momentum continued into the first quarter of 2010, albeit at a slower pace. Many economic indicators pointed to continued recovery and increasing stability in the U.S. economy, and investor confidence was further bolstered by stabilization of global credit markets and stronger-than-expected first quarter 2010 corporate profits. Recently, however, optimism abruptly changed with the emergence of the European debt crisis, which created fears of a double-dip recession. The European banking system was negatively impacted when investors began to question the credit quality of several sovereign governments, and whether the Eurozone would be able to move past political strife to gain monetary stability. That scenario, in conjunction with data reflecting slower U.S. economic growth in the second quarter and escalating concern about China's ability to slow the pace of its economy, drove a sharp global correction over the spring and into the summer of 2010. U.S. equity markets closed the six months ended June 30, 2010 with negative results. The S&P 500 Index declined 6.65 percent during the six-month period. Fixed-income markets fared better, as measured by the Citigroup Broad Investment Grade Index, increasing 5.6 percent for the six months.

Numerous challenges remain, including persistent high unemployment and a housing sector that continues to struggle, particularly so after government stimulus expired in the second calendar quarter of 2010. Longer term, we are optimistic that better days are ahead. Interest rates are low, government policy remains accommodative, companies are reporting more robust activity and job creation seems to be developing slowly. The economy in the first calendar quarter of 2010 expanded at a 2.7 percent rate, and preliminary numbers for second-quarter growth appear positive. Corporate profits in the first half of 2010 expanded sharply, creating a backdrop that should translate into a higher stock market, as my belief continues to be that stock prices follow earnings.

Economic Snapshot

	6/30/10	12/31/09
S&P 500 Index	1030.71	1115.10
MSCI EAFE Index	1348.11	1580.77
Citigroup Broad Investment Grade Index (annualized yield to maturity)	2.62%	3.49%
U.S. unemployment rate	9.5%	10.0%
30-year fixed mortgage rate	4.74%	5.14%
Oil price per barrel	$75.63	$79.36

Sources: Bloomberg, U.S. Department of Labor

All government statistics shown are subject to periodic revision. The S&P 500 Index is an unmanaged index that tracks the stocks of 500 primarily large-cap U.S. companies. MSCI EAFE Index is an unmanaged index comprised of securities that represent the securities markets in Europe, Australasia and the Far East. Citigroup Broad Investment Grade Index is an unmanaged index comprised of securities that represent the bond market. Annualized yield to maturity is the rate of return anticipated on a bond if it is held until the maturity date. It is not possible to invest directly in any of these indexes. Mortgage rates shown reflect the average rate on a conventional loan with a 60-day lender commitment. Oil prices reflect the market price of West Texas intermediate grade crude.

As always, we thank you for your continued partnership, and encourage you to share in our optimism for the future.

Respectfully,

Henry J Herrmann

Henry J. Herrmann, CFA
President

The opinions expressed in this letter are those of the President of Ivy Funds Variable Insurance Portfolios and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

As a shareholder of a Portfolio, you incur ongoing costs, including management fees, distribution and service fees, and other Portfolio expenses. The following tables are intended to help you understand your ongoing costs (in dollars) of investing in a Portfolio and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended June 30, 2010.

Actual Expenses

The first line in the following tables provides information about actual investment values and actual expenses. You may use the information in this line, together with your initial investment in Portfolio shares, to estimate the expenses that you paid over the period. Simply divide the value of that investment by $1,000 (for example, a $7,500 initial investment divided by $1,000 = 7.5), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your investment during this period. In addition, there are fees and expenses imposed under the variable annuity or variable life insurance contract through which shares of the Portfolio are held. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second line in the following tables provides information about hypothetical investment values and hypothetical expenses based on the Portfolio's actual expense ratio and an assumed rate of return of five percent per year before expenses, which is not the Portfolio's actual return. The hypothetical investment values and expenses may not be used to estimate the actual investment value at the end of the period or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Portfolio and other funds. To do so, compare this five percent hypothetical example with the five percent hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the tables are meant to highlight your ongoing costs as a shareholder of the Portfolio and do not reflect any fees and expenses imposed under the variable annuity or variable life insurance contract through which shares of the Portfolio are held.

For the Six Months Ended June 30, 2010	Beginning Account Value 12-31-09	Ending Account Value 6-30-10	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Pathfinder Aggressive				
Based on Actual Portfolio Return[1]	$1,000	$ 945.50	0.10%	$0.49
Based on 5% Return[2]	$1,000	$1,024.32	0.10%	$0.51

For the Six Months Ended June 30, 2010	Beginning Account Value 12-31-09	Ending Account Value 6-30-10	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Pathfinder Conservative				
Based on Actual Portfolio Return[1]	$1,000	$ 985.10	0.09%	$0.50
Based on 5% Return[2]	$1,000	$1,024.34	0.09%	$0.51

For the Six Months Ended June 30, 2010	Beginning Account Value 12-31-09	Ending Account Value 6-30-10	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Pathfinder Moderate				
Based on Actual Portfolio Return[1]	$1,000	$ 966.20	0.04%	$0.20
Based on 5% Return[2]	$1,000	$1,024.58	0.04%	$0.20

For the Six Months Ended June 30, 2010	Beginning Account Value 12-31-09	Ending Account Value 6-30-10	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Pathfinder Moderately Aggressive				
Based on Actual Portfolio Return[1]	$1,000	$ 957.10	0.04%	$0.20
Based on 5% Return[2]	$1,000	$1,024.57	0.04%	$0.20

See footnotes on page 7.

For the Six Months Ended June 30, 2010	Beginning Account Value 12-31-09	Ending Account Value 6-30-10	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Pathfinder Moderately Conservative				
Based on Actual Portfolio Return[1]	$1,000	$ 976.50	0.07%	$0.30
Based on 5% Return[2]	$1,000	$1,024.45	0.07%	$0.30

For the Six Months Ended June 30, 2010	Beginning Account Value 12-31-09	Ending Account Value 6-30-10	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Asset Strategy				
Based on Actual Portfolio Return[1]	$1,000	$ 922.00	1.04%	$4.90
Based on 5% Return[2]	$1,000	$1,019.65	1.04%	$5.15

For the Six Months Ended June 30, 2010	Beginning Account Value 12-31-09	Ending Account Value 6-30-10	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Balanced				
Based on Actual Portfolio Return[1]	$1,000	$ 980.80	1.03%	$5.05
Based on 5% Return[2]	$1,000	$1,019.68	1.03%	$5.15

For the Six Months Ended June 30, 2010	Beginning Account Value 12-31-09	Ending Account Value 6-30-10	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Bond				
Based on Actual Portfolio Return[1]	$1,000	$1,047.90	0.79%	$3.99
Based on 5% Return[2]	$1,000	$1,020.88	0.79%	$3.94

For the Six Months Ended June 30, 2010	Beginning Account Value 12-31-09	Ending Account Value 6-30-10	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Core Equity				
Based on Actual Portfolio Return[1]	$1,000	$ 950.50	0.98%	$4.68
Based on 5% Return[2]	$1,000	$1,019.95	0.98%	$4.85

For the Six Months Ended June 30, 2010	Beginning Account Value 12-31-09	Ending Account Value 6-30-10	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Dividend Opportunities				
Based on Actual Portfolio Return[1]	$1,000	$ 902.80	1.03%	$4.85
Based on 5% Return[2]	$1,000	$1,019.68	1.03%	$5.15

For the Six Months Ended June 30, 2010	Beginning Account Value 12-31-09	Ending Account Value 6-30-10	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Energy				
Based on Actual Portfolio Return[1]	$1,000	$ 877.50	1.29%	$6.01
Based on 5% Return[2]	$1,000	$1,018.42	1.29%	$6.46

See footnotes on page 7.

For the Six Months Ended June 30, 2010	Beginning Account Value 12-31-09	Ending Account Value 6-30-10	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Global Natural Resources				
Based on Actual Portfolio Return[1]	$1,000	$ 829.50	1.39%	$6.31
Based on 5% Return[2]	$1,000	$1,017.92	1.39%	$6.96

For the Six Months Ended June 30, 2010	Beginning Account Value 12-31-09	Ending Account Value 6-30-10	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Growth				
Based on Actual Portfolio Return[1]	$1,000	$ 908.00	0.98%	$4.67
Based on 5% Return[2]	$1,000	$1,019.92	0.98%	$4.95

For the Six Months Ended June 30, 2010	Beginning Account Value 12-31-09	Ending Account Value 6-30-10	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
High Income				
Based on Actual Portfolio Return[1]	$1,000	$1,038.10	0.92%	$4.69
Based on 5% Return[2]	$1,000	$1,020.23	0.92%	$4.65

For the Six Months Ended June 30, 2010	Beginning Account Value 12-31-09	Ending Account Value 6-30-10	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
International Core Equity				
Based on Actual Portfolio Return[1]	$1,000	$ 883.30	1.21%	$5.65
Based on 5% Return[2]	$1,000	$1,018.80	1.21%	$6.06

For the Six Months Ended June 30, 2010	Beginning Account Value 12-31-09	Ending Account Value 6-30-10	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
International Growth				
Based on Actual Portfolio Return[1]	$1,000	$ 893.70	1.18%	$5.49
Based on 5% Return[2]	$1,000	$1,018.96	1.18%	$5.85

For the Six Months Ended June 30, 2010	Beginning Account Value 12-31-09	Ending Account Value 6-30-10	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Micro Cap Growth				
Based on Actual Portfolio Return[1]	$1,000	$1,026.30	1.38%	$6.89
Based on 5% Return[2]	$1,000	$1,017.97	1.38%	$6.86

For the Six Months Ended June 30, 2010	Beginning Account Value 12-31-09	Ending Account Value 6-30-10	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Mid Cap Growth				
Based on Actual Portfolio Return[1]	$1,000	$ 995.60	1.19%	$5.89
Based on 5% Return[2]	$1,000	$1,018.91	1.19%	$5.96

See footnotes on page 7.

For the Six Months Ended June 30, 2010	Beginning Account Value 12-31-09	Ending Account Value 6-30-10	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Money Market				
Based on Actual Portfolio Return[1]	$1,000	$1,000.60	0.49%	$2.40
Based on 5% Return[2]	$1,000	$1,022.35	0.49%	$2.43

For the Six Months Ended June 30, 2010	Beginning Account Value 12-31-09	Ending Account Value 6-30-10	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Real Estate Securities				
Based on Actual Portfolio Return[1]	$1,000	$1,055.80	1.41%	$7.20
Based on 5% Return[2]	$1,000	$1,017.81	1.41%	$7.06

For the Six Months Ended June 30, 2010	Beginning Account Value 12-31-09	Ending Account Value 6-30-10	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Science and Technology				
Based on Actual Portfolio Return[1]	$1,000	$ 909.30	1.17%	$5.54
Based on 5% Return[2]	$1,000	$1,019.00	1.17%	$5.86

For the Six Months Ended June 30, 2010	Beginning Account Value 12-31-09	Ending Account Value 6-30-10	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Small Cap Growth				
Based on Actual Portfolio Return[1]	$1,000	$ 974.60	1.16%	$5.63
Based on 5% Return[2]	$1,000	$1,019.06	1.16%	$5.75

For the Six Months Ended June 30, 2010	Beginning Account Value 12-31-09	Ending Account Value 6-30-10	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Small Cap Value				
Based on Actual Portfolio Return[1]	$1,000	$ 969.50	1.19%	$5.81
Based on 5% Return[2]	$1,000	$1,018.90	1.19%	$5.96

For the Six Months Ended June 30, 2010	Beginning Account Value 12-31-09	Ending Account Value 6-30-10	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Value				
Based on Actual Portfolio Return[1]	$1,000	$ 964.30	1.02%	$5.01
Based on 5% Return[2]	$1,000	$1,019.73	1.02%	$5.15

*Portfolio expenses are equal to the Portfolio's annualized expense ratio (provided in the table), multiplied by the average account value over the period, multiplied by 181 days in the six-month period ended June 30, 2010, and divided by 365.

(1)This line uses the Portfolio's actual total return and actual Portfolio expenses. It is a guide to the actual expenses paid by the Portfolio in the period. The "Ending Account Value" shown is computed using the Portfolio's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Portfolio. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column.

(2)This line uses a hypothetical five percent annual return and actual Portfolio expenses. It helps to compare the Portfolio's ongoing costs with other mutual funds. A shareholder can compare the Portfolio's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only.

Pathfinder Portfolios

Pathfinder Aggressive – Asset Allocation



Ivy Funds VIP Bond[1]	22.85%
Ivy Funds VIP International Growth	15.52%
Ivy Funds VIP Growth	14.30%
Ivy Funds VIP International Core Equity	13.47%
Ivy Funds VIP Dividend Opportunities	11.33%
Ivy Funds VIP Small Cap Value	7.60%
Ivy Funds VIP Value	6.76%
Ivy Funds VIP Mid Cap Growth	5.08%
Ivy Funds VIP Small Cap Growth	2.97%
Cash and Cash Equivalents	0.12%

Pathfinder Conservative – Asset Allocation



Ivy Funds VIP Bond[1]	42.58%
Ivy Funds VIP Money Market	20.67%
Ivy Funds VIP Dividend Opportunities	15.12%
Ivy Funds VIP Growth	6.28%
Ivy Funds VIP International Growth	4.57%
Ivy Funds VIP International Core Equity	4.54%
Ivy Funds VIP Mid Cap Growth	1.90%
Ivy Funds VIP Value	1.81%
Ivy Funds VIP Small Cap Growth	0.93%
Ivy Funds VIP Small Cap Value	0.89%
Cash and Cash Equivalents	0.71%

Pathfinder Moderate – Asset Allocation



Ivy Funds VIP Bond[1]	32.91%
Ivy Funds VIP Dividend Opportunities[1]	13.69%
Ivy Funds VIP International Growth	11.26%
Ivy Funds VIP Money Market	10.65%
Ivy Funds VIP Growth[1]	9.21%
Ivy Funds VIP International Core Equity	7.45%
Ivy Funds VIP Value	4.66%
Ivy Funds VIP Mid Cap Growth	3.91%
Ivy Funds VIP Small Cap Value	3.67%
Ivy Funds VIP Small Cap Growth	1.91%
Cash and Cash Equivalents	0.68%

Pathfinder Moderately Aggressive – Asset Allocation



Ivy Funds VIP Bond[1]	27.94%
Ivy Funds VIP International Growth	14.37%
Ivy Funds VIP Dividend Opportunities[1]	13.97%
Ivy Funds VIP International Core Equity[1]	9.51%
Ivy Funds VIP Growth[1]	9.40%
Ivy Funds VIP Small Cap Value	6.54%
Ivy Funds VIP Money Market	5.43%
Ivy Funds VIP Mid Cap Growth	4.99%
Ivy Funds VIP Value	4.75%
Ivy Funds VIP Small Cap Growth	2.92%
Cash and Cash Equivalents	0.18%

Pathfinder Moderately Conservative – Asset Allocation



■ Ivy Funds VIP Bond[1]	37.43%
■ Ivy Funds VIP Money Market	15.56%
■ Ivy Funds VIP Dividend Opportunities	13.33%
■ Ivy Funds VIP International Growth	9.14%
■ Ivy Funds VIP Growth	8.07%
■ Ivy Funds VIP Value	4.54%
■ Ivy Funds VIP International Core Equity[1]	4.53%
■ Ivy Funds VIP Mid Cap Growth	3.81%
■ Ivy Funds VIP Small Cap Growth	0.93%
■ Ivy Funds VIP Small Cap Value	0.89%
□ Cash and Cash Equivalents	1.77%

(1)The percentage of investments in the underlying fund is currently not within the target allocation range disclosed in the Portfolio's prospectus due to market movements; this percentage is expected to change over time, and deviation from the target allocation range due to market movements is permitted by the prospectus.

Pathfinder Aggressive

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy Funds VIP Bond	2,429	$13,429
Ivy Funds VIP Dividend Opportunities	1,252	6,662
Ivy Funds VIP Growth	1,005	8,408
Ivy Funds VIP International Core Equity	592	7,922
Ivy Funds VIP International Growth	1,378	9,126
Ivy Funds VIP Mid Cap Growth	454	2,986
Ivy Funds VIP Small Cap Growth (A)	219	1,744
Ivy Funds VIP Small Cap Value	347	4,467
Ivy Funds VIP Value	808	3,973
TOTAL AFFILIATED MUTUAL FUNDS – 99.88%		**$58,717**
(Cost: $66,664)		

SHORT-TERM SECURITIES – 0.13%	Principal	
Master Note		
Toyota Motor Credit Corporation,		
0.228%, 7–1–10 (B)	$75	$ 75
(Cost: $75)		

TOTAL INVESTMENT SECURITIES – 100.01%		$58,792
(Cost: $66,739)		

LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.01%)		(2)

NET ASSETS – 100.00%		$58,790

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2010. Date shown represents the date that the variable rate resets.

Pathfinder Conservative

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy Funds VIP Bond	4,078	$22,550
Ivy Funds VIP Dividend Opportunities	1,505	8,009
Ivy Funds VIP Growth	398	3,327
Ivy Funds VIP International Core Equity	180	2,405
Ivy Funds VIP International Growth	366	2,422
Ivy Funds VIP Mid Cap Growth	153	1,008
Ivy Funds VIP Money Market	10,951	10,951
Ivy Funds VIP Small Cap Growth (A)	62	491
Ivy Funds VIP Small Cap Value	37	473
Ivy Funds VIP Value	195	961
TOTAL AFFILIATED MUTUAL FUNDS – 99.29%		**$52,597**
(Cost: $52,345)		

SHORT-TERM SECURITIES – 0.24%	Principal	
Master Note		
Toyota Motor Credit Corporation,		
0.228%, 7–1–10 (B)	$125	$ 125
(Cost: $125)		

TOTAL INVESTMENT SECURITIES – 99.53%		$52,722
(Cost: $52,470)		

CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.47%		252

NET ASSETS – 100.00%		$52,974

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2010. Date shown represents the date that the variable rate resets.

See Accompanying Notes to Financial Statements.

SCHEDULE OF INVESTMENTS
Pathfinder Portfolios *(in thousands)*

JUNE 30, 2010 (UNAUDITED)

Pathfinder Moderate

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy Funds VIP Bond	20,014	$110,669
Ivy Funds VIP Dividend Opportunities	8,646	46,010
Ivy Funds VIP Growth	3,698	30,955
Ivy Funds VIP International Core Equity	1,870	25,029
Ivy Funds VIP International Growth	5,711	37,834
Ivy Funds VIP Mid Cap Growth	2,000	13,154
Ivy Funds VIP Money Market	35,801	35,801
Ivy Funds VIP Small Cap Growth (A)	805	6,409
Ivy Funds VIP Small Cap Value	958	12,325
Ivy Funds VIP Value	3,185	15,661
TOTAL AFFILIATED MUTUAL FUNDS – 99.32%		**$333,847**

(Cost: $338,661)

SHORT-TERM SECURITIES – 0.10%	Principal	
Master Note		
Toyota Motor Credit Corporation, 0.228%, 7–1–10 (B)	$ 348	$ 348

(Cost: $348)

TOTAL INVESTMENT SECURITIES – 99.42%		**$334,195**

(Cost: $339,009)

CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.58%		1,943

NET ASSETS – 100.00%		**$336,138**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2010. Date shown represents the date that the variable rate resets.

Pathfinder Moderately Aggressive

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy Funds VIP Bond	17,370	$ 96,045
Ivy Funds VIP Dividend Opportunities	9,027	48,037
Ivy Funds VIP Growth	3,861	32,315
Ivy Funds VIP International Core Equity	2,443	32,695
Ivy Funds VIP International Growth	7,460	49,419
Ivy Funds VIP Mid Cap Growth	2,607	17,146
Ivy Funds VIP Money Market	18,652	18,652
Ivy Funds VIP Small Cap Growth (A)	1,259	10,027
Ivy Funds VIP Small Cap Value	1,748	22,502
Ivy Funds VIP Value	3,324	16,344
TOTAL AFFILIATED MUTUAL FUNDS – 99.82%		**$343,182**

(Cost: $350,697)

SHORT-TERM SECURITIES – 0.19%	Principal	
Master Note		
Toyota Motor Credit Corporation, 0.228%, 7–1–10 (B)	$642	$ 642

(Cost: $642)

TOTAL INVESTMENT SECURITIES – 100.01%		**$343,824**

(Cost: $351,339)

LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.01%)		(19)

NET ASSETS – 100.00%		**$343,805**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2010. Date shown represents the date that the variable rate resets.

See Accompanying Notes to Financial Statements.

Pathfinder Portfolios *(in thousands)* JUNE 30, 2010 (UNAUDITED)

Pathfinder Moderately Conservative

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy Funds VIP Bond	7,380	$ 40,808
Ivy Funds VIP Dividend Opportunities	2,731	14,536
Ivy Funds VIP Growth	1,052	8,803
Ivy Funds VIP International Core Equity	369	4,944
Ivy Funds VIP International Growth	1,504	9,965
Ivy Funds VIP Mid Cap Growth	632	4,158
Ivy Funds VIP Money Market	16,973	16,973
Ivy Funds VIP Small Cap Growth (A)	127	1,013
Ivy Funds VIP Small Cap Value	76	973
Ivy Funds VIP Value	1,006	4,948
TOTAL AFFILIATED MUTUAL FUNDS – 98.23%		**$107,121**
(Cost: $107,301)		

SHORT-TERM SECURITIES – 0.17%	Principal	
Master Note		
Toyota Motor Credit Corporation, 0.228%, 7–1–10 (B)	$181	**$ 181**
(Cost: $181)		
TOTAL INVESTMENT SECURITIES – 98.40%		**$107,302**
(Cost: $107,482)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.60%		**1,745**
NET ASSETS – 100.00%		**$109,047**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2010. Date shown represents the date that the variable rate resets.

See Accompanying Notes to Financial Statements.

Asset Strategy

ALL DATA IS AS OF JUNE 30, 2010 (UNAUDITED)

Asset Allocation



Stocks 79.93%

Bullion (Gold) 12.45%

Bonds 0.60%

Cash and Cash Equivalents and Options 7.02%

Stocks	**79.93%**
Consumer Discretionary	24.65%
Financials	18.12%
Information Technology	17.69%
Energy	7.09%
Materials	5.09%
Industrials	2.66%
Consumer Staples	2.62%
Telecommunication Services	1.43%
Health Care	0.58%
Bullion (Gold)	**12.45%**
Bonds	**0.60%**
Corporate Debt Securities	0.43%
United States Government and Government Agency Obligations	0.17%
Cash and Cash Equivalents and Options	**7.02%**

Country Weightings



Pacific Basin 33.34%

North America 25.49%

Europe 17.71%

Bullion (Gold) 12.45%

South America 3.99%

Cash and Cash Equivalents and Options 7.02%

Pacific Basin	**33.34%**
China	15.96%
South Korea	6.11%
Hong Kong	4.96%
Taiwan	3.86%
Other Pacific Basin	2.45%
North America	**25.49%**
United States	25.46%
Other North America	0.03%
Europe	**17.71%**
United Kingdom	5.24%
Other Europe	12.47%
Bullion (Gold)	**12.45%**
South America	**3.99%**
Brazil	3.99%
Cash and Cash Equivalents and Options	**7.02%**

Top 10 Equity Holdings

Company	Country	Sector
Wynn Resorts, Limited	United States	Consumer Discretionary
Hyundai Motor Company	South Korea	Consumer Discretionary
Industrial and Commercial Bank of China Limited, H Shares	China	Financials
MediaTek Incorporation	Taiwan	Information Technology
Standard Chartered plc	United Kingdom	Financials
Sands China Ltd.	China	Consumer Discretionary
China Life Insurance Company Limited, H Shares	China	Financials
Apple Inc.	United States	Information Technology
Starwood Hotels & Resorts Worldwide, Inc.	United States	Consumer Discretionary
Volkswagen AG	Germany	Consumer Discretionary

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.

Asset Strategy (in thousands) JUNE 30, 2010 (UNAUDITED)

COMMON STOCKS	Shares	Value
Apparel, Accessories & Luxury Goods – 2.58%		
Compagnie Financiere Richemont S.A. (A)	406	$ 14,170
LVMH Moet Hennessy – Louis Vuitton (A)	124	13,497
		27,667
Automobile Manufacturers – 4.49%		
Hyundai Motor Company (A)	412	48,184
Biotechnology – 0.53%		
Amgen Inc. (B)(C)	53	2,809
Vertex Pharmaceuticals Incorporated (B)	89	2,932
		5,741
Broadcasting – 0.32%		
CBS Corporation, Class B	270	3,490
Casinos & Gaming – 8.60%		
Sands China Ltd. (A)(B)(D)	19,288	28,507
Sands China Ltd. (A)(B)	4,308	6,367
Wynn Macau, Limited (A)(B)(D)	839	1,368
Wynn Macau, Limited (A)(B)	4,813	7,848
Wynn Resorts, Limited	633	48,256
		92,346
Coal & Consumable Fuels – 0.94%		
China Shenhua Energy Company Limited, H Shares (A)	2,807	10,125
Communications Equipment – 0.90%		
Juniper Networks, Inc. (B)(C)	421	9,614
Computer Hardware – 2.97%		
Apple Inc. (B)(C)	111	27,819
Lenovo Group Limited (A)	7,550	4,051
		31,870
Computer Storage & Peripherals – 1.24%		
NetApp, Inc. (B)	357	13,327
Construction & Farm Machinery & Heavy Trucks – 0.92%		
AB Volvo, Class B (A)	377	4,174
Cummins Inc.	87	5,692
		9,866
Construction Materials – 1.54%		
Holcim Ltd, Registered Shares (A)	136	9,110
Lafarge (A)	136	7,438
		16,548
Consumer Electronics – 1.09%		
Koninklijke Philips Electronics N.V., Ordinary Shares (A)	392	11,702
Data Processing & Outsourced Services – 0.98%		
Redecard S.A. (A)	746	10,547
Distributors – 1.26%		
Li & Fung Limited (A)	3,022	13,521

COMMON STOCKS (Continued)	Shares	Value
Diversified Banks – 9.79%		
Banco Santander (Brasil) S.A., Units (A)(D)	876	$ 9,028
Banco Santander Central Hispano, S.A. (A)	497	5,210
BOC Hong Kong (Holdings) Limited (A)	1,613	3,672
HDFC Bank Limited (A)	27	1,125
ICICI Bank Limited (A)	668	12,225
Industrial and Commercial Bank of China Limited, H Shares (A)	46,890	34,081
Standard Chartered plc (A)(D)	190	4,622
Standard Chartered plc (A)	1,312	31,948
State Bank of India (A)	65	3,195
		105,106
Diversified Metals & Mining – 3.55%		
Anglo American plc (A)(B)	196	6,826
Companhia Vale de Rio Doce, ADR	265	6,448
Freeport-McMoRan Copper & Gold Inc., Class B (C)	201	11,903
Xstrata plc (A)	990	12,962
		38,139
Electrical Components & Equipment – 0.41%		
First Solar, Inc. (B)(C)	39	4,382
Footwear – 0.96%		
NIKE, Inc., Class B	153	10,355
Hotels, Resorts & Cruise Lines – 2.53%		
Ctrip.com International, Ltd. (B)	167	6,275
Starwood Hotels & Resorts Worldwide, Inc.	503	20,856
		27,131
Industrial Conglomerates – 0.09%		
General Electric Company	67	960
Integrated Oil & Gas – 0.64%		
ConocoPhillips (C)	140	6,882
IT Consulting & Other Services – 2.12%		
Cognizant Technology Solutions Corporation, Class A (B)(C)	287	14,368
Infosys Technologies Limited, ADR	141	8,417
		22,785
Life & Health Insurance – 2.65%		
China Life Insurance Company Limited, H Shares (A)	6,495	28,405
Prudential plc (A)	7	50
		28,455
Multi-Line Insurance – 0.54%		
China Pacific Insurance (Group) Company Limited, H Shares (A)	1,475	5,836
Oil & Gas Drilling – 1.28%		
Seadrill Limited (A)	761	13,722
Oil & Gas Equipment & Services – 3.23%		
Halliburton Company (C)	696	17,097
Schlumberger Limited (C)	318	17,577
		34,674

Asset Strategy (in thousands) JUNE 30, 2010 (UNAUDITED)

COMMON STOCKS (Continued)	Shares	Value
Oil & Gas Exploration & Production – 1.00%		
CNOOC Limited (A)	6,322	$ 10,745
Personal Products – 1.57%		
Hengan International Group Company Limited (A)	1,156	9,360
Mead Johnson Nutrition Company	150	7,498
		16,858
Pharmaceuticals – 0.05%		
Allergan, Inc.	9	524
Real Estate Development – 1.62%		
China Overseas Land & Investment Limited (A)	4,478	8,344
China Resources Land Limited (A)	4,826	9,074
		17,418
Real Estate Operating Companies – 0.78%		
Renhe Commercial Holdings Company Limited (A)(D)	40,686	8,419
Semiconductor Equipment – 1.67%		
Applied Materials, Inc.	644	7,738
ASML Holding N.V., Ordinary Shares (A)	369	10,153
		17,891
Semiconductors – 7.81%		
Intel Corporation	883	17,167
MediaTek Incorporation (A)	2,308	32,219
PMC-Sierra, Inc. (B)	1,045	7,861
Samsung Electronics Co., Ltd. (A)	28	17,437
Taiwan Semiconductor Manufacturing Company Ltd. (A)	4,962	9,274
		83,958
Specialized Finance – 1.20%		
Hong Kong Exchanges and Clearing Limited (A)	824	12,848
Tobacco – 1.05%		
Philip Morris International Inc. (C)	247	11,309
Trucking – 1.24%		
A.P. Moller – Maersk A/S (A)	2	13,390
Wireless Telecommunication Service – 1.43%		
China Mobile Limited (A)	1,141	11,339
China Unicom Limited (A)	2,990	3,999
		15,338
TOTAL COMMON STOCKS – 75.57%		**$ 811,673**
(Cost: $771,307)		

INVESTMENT FUNDS – 0.13%		
Multiple Industry		
Vietnam Azalea Fund Limited (B)(E)(F)	300	**$ 1,416**
(Cost: $1,982)		

PREFERRED STOCKS	Shares	Value
Automobile Manufacturers – 2.82%		
Volkswagen AG (A)(D)	114	$ 10,065
Volkswagen AG (A)	230	20,246
		30,311
Diversified Banks – 1.41%		
Itau Unibanco Holding S.A., ADR (B)	857	15,133
TOTAL PREFERRED STOCKS – 4.23%		**$ 45,444**
(Cost: $43,853)		

CORPORATE DEBT SECURITIES	Principal	
Beverage / Bottling – 0.05%		
Companhia Brasileira de Bebidas, 10.500%, 12–15–11	$ 500	564
Construction Materials – 0.09%		
CEMEX Espana, S.A., 9.250%, 5–12–20 (G)	1,115	969
Finance Companies – 0.10%		
Toyota Motor Credit Corporation, 3.740%, 1–18–15 (H)	1,050	1,029
Forest Products – 0.05%		
Sino-Forest Corporation, 10.250%, 7–28–14 (D)	475	505
Homebuilding – 0.03%		
Desarrolladora Homex, S.A. de C.V., 7.500%, 9–28–15	327	321
Utilities – 0.11%		
CESP – Companhia Energetica de Sao Paulo, 9.750%, 1–15–15 (G)(I)	BRL1,800	1,228
TOTAL CORPORATE DEBT SECURITIES – 0.43%		**$ 4,616**
(Cost: $4,675)		

PUT OPTIONS – 0.26%	Number of Contracts	
Euro (Currency), Sep $1.23, Expires 9–17–10	—*	**$ 2,844**
(Cost: $2,584)		

Asset Strategy *(in thousands)*

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 0.17%	Principal	Value
Mortgage-Backed Obligations		
Federal Home Loan Mortgage Corporation Agency REMIC/CMO (Interest Only): (J)		
5.500%, 9–15–17	$2,618	$ 209
5.000%, 11–15–17	218	12
5.000%, 4–15–19	467	27
5.000%, 4–15–19	219	10
5.000%, 11–15–22	196	6
5.500%, 3–15–23	461	49
5.000%, 5–15–23	373	14
5.000%, 8–15–23	302	15
5.500%, 4–15–25	88	3
5.500%, 10–15–25	1,096	121
5.000%, 4–15–26	113	—*
5.000%, 10–15–28	459	9
5.500%, 2–15–30	194	6
5.000%, 8–15–30	352	9
5.500%, 3–15–31	367	16
6.000%, 11–15–35	608	83
Federal National Mortgage Association Agency REMIC/CMO (Interest Only): (J)		
5.000%, 5–25–22	213	4
5.500%, 6–25–23	579	66
5.000%, 7–25–23	1,354	172
5.000%, 8–25–23	387	18
5.000%, 11–25–23	484	30
5.000%, 9–25–30	466	14
5.500%, 8–25–33	820	101
5.500%, 4–25–34	1,391	156
5.500%, 11–25–36	1,977	224
Government National Mortgage Association Agency REMIC/CMO (Interest Only): (J)		
5.000%, 1–20–30	669	14
5.000%, 6–20–31	866	38
5.500%, 3–20–32	517	47
5.000%, 7–20–33	274	20
5.500%, 11–20–33	1,106	87
5.500%, 6–20–35	838	112
5.500%, 7–20–35	436	62
5.500%, 7–20–35	267	19
5.500%, 10–16–35	407	48
(Cost: $3,353)		$ 1,821

BULLION – 12.45%	Troy Ounces	
Gold	108	$ 133,710
(Cost: $88,180)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (K) – 6.51%		
American Honda Finance Corp.,		
0.220%, 7–7–10	$ 5,000	$ 5,000
Bemis Company, Inc.,		
0.340%, 7–7–10	5,000	5,000
Corporacion Andina de Fomento,		
0.160%, 7–2–10	4,870	4,870
General Mills, Inc.,		
0.320%, 7–9–10	5,000	5,000
Heinz (H.J.) Finance Co. (Heinz (H.J.) Co.),		
0.350%, 7–26–10	5,000	4,999
Hewlett-Packard Company,		
0.150%, 7–23–10	5,000	5,000
McDonald's Corporation,		
0.200%, 7–12–10	6,000	5,999
Societe Generale N.A. Inc.,		
0.000%, 7–1–10	20,090	20,089
Straight-A Funding, LLC (Federal Financing Bank),		
0.290%, 8–12–10	9,000	8,996
Volkswagen of America Inc.,		
0.340%, 7–6–10	5,000	5,000
		69,953
Commercial Paper (backed by irrevocable bank letter of credit) (K) – 0.29%		
River Fuel Funding Company #3, Inc. (Bank of New York (The)),		
0.290%, 7–12–10	3,108	3,108
Municipal Obligations – Taxable – 0.19%		
MI Strategic Fund, Var Rate Demand Ltd Oblig Rev Bonds (Air Products and Chemicals, Inc. Proj), Ser 2007 (Bank of New York (The)),		
0.480%, 7–1–10 (L)	2,000	2,000
TOTAL SHORT-TERM SECURITIES – 6.99%		$ 75,061
(Cost: $75,061)		
TOTAL INVESTMENT SECURITIES – 100.23%		$1,076,585
(Cost: $990,995)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.23%)		(2,477)
NET ASSETS – 100.00%		$1,074,108

Notes to Schedule of Investments

The following forward foreign currency contracts were outstanding at June 30, 2010:

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Buy	Chinese Yuan Renminbi	Deutsche Bank AG	195,850	6–25–12	$ —	$ 312
Buy	Chinese Yuan Renminbi	Citibank, N.A.	62,400	6–28–12	—	34
Sell	Euro	Citibank, N.A.	16,600	12–20–10	164	—
Sell	Euro	Morgan Stanley International	23,900	3–24–11	178	—
Buy	Japanese Yen	Goldman Sachs International	631,064	7–13–10	224	—
Buy	Japanese Yen	Deutsche Bank AG	85,616	12–13–10	34	—
Sell	Japanese Yen	Citibank, N.A.	3,610,500	12–20–10	—	1,692
Buy	Norwegian Krone	Citibank, N.A.	267	10–20–10	—	4
Sell	Norwegian Krone	Morgan Stanley International	4,180	8–10–10	—	15
Sell	Norwegian Krone	Bank of America NT & SA	72	10–20–10	1	—
Buy	Swiss Franc	Deutsche Bank AG	289	8–25–10	—	3
					$ 601	$ 2,060

Asset Strategy (in thousands) JUNE 30, 2010 (UNAUDITED)

The following written options were outstanding at June 30, 2010:

Underlying Security	Counterparty	Contracts Subject to Put	Expiration Month	Exercise Price	Premium Received	Market Value
Euro (Currency)	Deutsche Bank AG	—*	September 2010	$1.16	$764	$(837)

*Not shown due to rounding.

(A)Listed on an exchange outside the United States.

(B)No dividends were paid during the preceding 12 months.

(C)Securities serve as collateral for the following open futures contracts at June 30, 2010:

Description	Type	Expiration Date	Number of Contracts	Market Value	Unrealized Appreciation
Russell 2000 Index	Short	9–17–10	1	$ (43,215)	$ 3,714
Dow Jones Euro STOXX 50 Index	Short	9–17–10	3	(87,222)	5,439
S&P 500 E-mini	Short	9–17–10	1	(72,427)	4,718
Nasdaq 100 E-mini	Short	9–17–10	1	(42,824)	3,606
				$ (245,688)	$17,477

(D)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid under guidelines established by the Board of Trustees. At June 30, 2010, the total value of these securities amounted to $62,514 or 5.82% of net assets.

(E)Illiquid restricted security. At June 30, 2010, the Portfolio owned the following restricted security:

Security	Acquisition Date(s)	Shares	Cost	Market Value
Vietnam Azalea Fund Limited	6–14–07 to 1–28–09	300	$ 1,982	$1,416

The total value of this security represented approximately 0.13% of net assets at June 30, 2010.

(F)Deemed to be an affiliate due to the Portfolio owning at least 5% of the voting securities. The Portfolio and other mutual funds managed by its investment manager, Waddell & Reed Investment Management Company, or other related parties together own 30% of the outstanding shares of this security at June 30, 2010.

(G)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be illiquid under guidelines established by the Board of Trustees. At June 30, 2010, the total value of these securities amounted to $2,197 or 0.20% of net assets.

(H)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2010.

(I)Principal amounts are denominated in the indicated foreign currency, where applicable (BRL – Brazilian Real).

(J)Amount shown in principal column represents notional amount for computation of interest.

(K)Rate shown is the yield to maturity at June 30, 2010.

(L)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2010. Date shown represents the date that the variable rate resets.

The following acronyms are used throughout this schedule:
ADR = American Depositary Receipts
CMO = Collateralized Mortgage Obligation
REMIC = Real Estate Mortgage Investment Conduit

Country Diversification

(as a % of net assets)	
United States	25.46%
China	15.96%
South Korea	6.11%
United Kingdom	5.24%
Hong Kong	4.96%
Brazil	3.99%
Taiwan	3.86%
Germany	2.82%
India	2.32%
Switzerland	2.17%

+Includes gold bullion, options, cash and cash equivalents and other assets and liabilities

Country Diversification (Continued)

(as a % of net assets)	
Netherlands	2.04%
France	1.95%
Norway	1.28%
Denmark	1.24%
Spain	0.58%
Sweden	0.39%
Vietnam	0.13%
Mexico	0.03%
Other+	19.47%

See Accompanying Notes to Financial Statements.

Asset Allocation



Stocks 69.37%

Bonds 29.57%

Cash and Cash Equivalents 1.06%

Stocks	**69.37%**
Information Technology	14.85%
Industrials	12.49%
Consumer Discretionary	10.80%
Consumer Staples	9.13%
Financials	8.13%
Energy	6.61%
Health Care	5.06%
Materials	1.35%
Utilities	0.95%
Bonds	**29.57%**
Corporate Debt Securities	16.54%
United States Government and Government Agency Obligations	12.53%
Other Government Securities	0.50%
Cash and Cash Equivalents	**1.06%**

Top 10 Equity Holdings

Company	Sector
Apple Inc.	Information Technology
Microchip Technology Incorporated	Information Technology
JPMorgan Chase & Co.	Financials
Colgate-Palmolive Company	Consumer Staples
Emerson Electric Co.	Industrials
ConocoPhillips	Energy
Travelers Companies, Inc. (The)	Financials
Bank of America Corporation	Financials
Cisco Systems, Inc.	Information Technology
PepsiCo, Inc.	Consumer Staples

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.

Balanced (in thousands) JUNE 30, 2010 (UNAUDITED)

COMMON STOCKS	Shares	Value
Aerospace & Defense – 1.88%		
Honeywell International Inc.	106	$ 4,132
Precision Castparts Corp.	21	2,141
		6,273
Air Freight & Logistics – 1.15%		
Expeditors International of Washington, Inc.	112	3,848
Auto Parts & Equipment – 2.35%		
BorgWarner Inc. (A)	128	4,784
Johnson Controls, Inc.	114	3,071
		7,855
Automobile Manufacturers – 0.62%		
Ford Motor Company (A)	205	2,062
Broadcasting – 0.98%		
CBS Corporation, Class B	253	3,276
Casinos & Gaming – 1.21%		
Wynn Resorts, Limited	53	4,027
Communications Equipment – 1.56%		
Cisco Systems, Inc. (A)	245	5,215
Computer Hardware – 4.39%		
Apple Inc. (A)	38	9,583
Hewlett-Packard Company	117	5,072
		14,655
Construction & Engineering – 1.31%		
Quanta Services, Inc. (A)	213	4,392
Data Processing & Outsourced Services – 0.93%		
Paychex, Inc.	120	3,109
Distillers & Vintners – 1.52%		
Brown-Forman Corporation, Class B	89	5,093
Diversified Banks – 1.23%		
Wells Fargo & Company	161	4,114
Diversified Chemicals – 1.35%		
Dow Chemical Company (The)	191	4,523
Electric Utilities – 0.95%		
PPL Corporation	128	3,186
Electrical Components & Equipment – 3.38%		
Emerson Electric Co.	167	7,313
First Solar, Inc. (A)	35	3,984
		11,297
Footwear – 1.29%		
NIKE, Inc., Class B	64	4,316
General Merchandise Stores – 1.31%		
Target Corporation	89	4,371
Health Care Distributors – 1.25%		
Henry Schein, Inc. (A)	76	4,178

COMMON STOCKS (Continued)	Shares	Value
Health Care Supplies – 1.42%		
DENTSPLY International Inc.	159	$ 4,759
Home Improvement Retail – 0.68%		
Home Depot, Inc. (The)	82	2,288
Hotels, Resorts & Cruise Lines – 2.02%		
Carnival Corporation	65	1,957
Hyatt Hotels Corporation, Class A (A)	129	4,796
		6,753
Household Products – 2.37%		
Colgate-Palmolive Company	101	7,931
Human Resource & Employment Services – 1.29%		
Manpower Inc.	100	4,314
Industrial Conglomerates – 1.27%		
General Electric Company	295	4,250
Integrated Oil & Gas – 1.70%		
ConocoPhillips	116	5,670
IT Consulting & Other Services – 1.41%		
Accenture plc, Class A	122	4,704
Motorcycle Manufacturers – 0.34%		
Harley-Davidson, Inc.	51	1,125
Oil & Gas Equipment & Services – 3.59%		
Halliburton Company	134	3,290
National Oilwell Varco, Inc.	124	4,114
Schlumberger Limited	83	4,593
		11,997
Oil & Gas Exploration & Production – 1.32%		
Southwestern Energy Company (A)	114	4,405
Other Diversified Financial Services – 4.09%		
Bank of America Corporation	370	5,311
JPMorgan Chase & Co.	228	8,332
		13,643
Personal Products – 2.57%		
Estee Lauder Companies Inc. (The), Class A	86	4,805
Mead Johnson Nutrition Company	75	3,749
		8,554
Pharmaceuticals – 2.39%		
Abbott Laboratories	65	3,017
Allergan, Inc.	85	4,940
		7,957
Property & Casualty Insurance – 1.61%		
Travelers Companies, Inc. (The)	109	5,373
Railroads – 1.51%		
Union Pacific Corporation	72	5,033
Real Estate Management & Development – 1.20%		
CB Richard Ellis Group, Inc., Class A (A)	296	4,022

Balanced *(in thousands)*

COMMON STOCKS (Continued)	Shares	Value
Semiconductor Equipment – 0.86%		
ASML Holding N.V., NY Registry Shares	104	$ 2,860
Semiconductors – 4.71%		
Intel Corporation	178	3,464
Microchip Technology Incorporated	306	8,479
Texas Instruments Incorporated	165	3,839
		15,782
Soft Drinks – 1.55%		
PepsiCo, Inc.	85	5,187
Systems Software – 0.99%		
Microsoft Corporation	144	3,309
Tobacco – 1.12%		
Philip Morris International Inc.	81	3,731
Trading Companies & Distributors – 0.70%		
Fastenal Company	46	2,329
TOTAL COMMON STOCKS – 69.37%		**$231,766**
(Cost: $218,021)		

CORPORATE DEBT SECURITIES	Principal	Value
Automobile Manufacturers – 0.75%		
Ford Motor Company, Convertible,		
4.250%, 11–15–16	$ 2,000	2,492
Banking – 0.86%		
Deutsche Bank AG,		
3.450%, 3–30–15	750	756
JPMorgan Chase & Co.:		
4.650%, 6–1–14	1,000	1,066
7.900%, 4–29–49 (B)	500	515
U.S. Bancorp,		
4.200%, 5–15–14	500	535
		2,872
Brewers – 0.32%		
Anheuser-Busch InBev Worldwide Inc.:		
3.000%, 10–15–12	500	513
5.375%, 11–15–14 (C)	500	547
		1,060
Broadcasting – 0.57%		
CBS Corporation,		
8.875%, 5–15–19	1,500	1,888
Communications Equipment – 0.61%		
Cisco Systems, Inc.,		
5.250%, 2–22–11	2,000	2,055
Construction & Farm Machinery & Heavy Trucks – 0.24%		
John Deere Capital Corporation,		
5.250%, 10–1–12	750	813

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Consumer Finance – 0.35%		
American Express Credit Corporation,		
5.125%, 8–25–14	$ 400	$ 431
Ford Motor Credit Company LLC,		
7.000%, 4–15–15	750	742
		1,173
Department Stores – 0.62%		
Kohl's Corporation,		
6.300%, 3–1–11	2,000	2,062
Drug Retail – 0.29%		
CVS Caremark Corporation,		
3.250%, 5–18–15	950	965
Electric – 0.52%		
Hydro-Quebec,		
8.000%, 2–1–13	1,500	1,747
Finance – Other – 0.81%		
Fidelity National Financial, Inc.,		
6.600%, 5–15–17	1,600	1,595
Western Union Company (The),		
6.500%, 2–26–14	1,000	1,124
		2,719
Food Processors – 0.37%		
Cargill, Inc.,		
6.375%, 6–1–12 (C)	1,150	1,248
Food Retail – 0.65%		
Kroger Co. (The),		
6.200%, 6–15–12	2,000	2,177
Health Care Supply – 0.23%		
Medtronic, Inc.,		
3.000%, 3–15–15	750	777
Home Improvement Retail – 0.61%		
Home Depot, Inc. (The),		
5.200%, 3–1–11	2,000	2,050
Hypermarkets & Super Centers – 0.27%		
Wal-Mart Stores, Inc.,		
2.875%, 4–1–15	875	908
Industrial Conglomerates – 0.11%		
Textron Inc.,		
6.200%, 3–15–15	350	377
Industrial Gases – 0.49%		
Praxair, Inc.,		
4.375%, 3–31–14	1,500	1,624
Industrial Machinery – 0.51%		
Illinois Tool Works Inc.,		
5.150%, 4–1–14	1,500	1,684

Balanced *(in thousands)*

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Integrated Oil & Gas – 0.65%		
Chevron Corporation,		
3.450%, 3–3–12	$ 500	$ 521
ConocoPhillips,		
4.750%, 2–1–14	1,500	1,650
		2,171
Integrated Telecommunication Services – 0.33%		
AT&T Inc.,		
4.850%, 2–15–14	1,000	1,096
Investment Banking & Brokerage – 0.44%		
Morgan Stanley,		
4.100%, 1–26–15	1,500	1,462
Life Insurance – 0.63%		
Principal Life Global,		
6.250%, 2–15–12 (C)	1,500	1,600
Prudential Financial, Inc.,		
4.750%, 9–17–15	500	516
		2,116
Metals / Mining – 0.94%		
Newmont Mining Corporation, Convertible,		
3.000%, 2–15–12	1,800	2,552
Rio Tinto Finance (USA) Limited,		
8.950%, 5–1–14	500	607
		3,159
Movies & Entertainment – 0.16%		
Viacom Inc.,		
4.375%, 9–15–14	500	532
Multi-Utilities – 0.18%		
Duke Energy Carolinas, LLC,		
4.300%, 6–15–20	575	608
Oil & Gas – 0.08%		
Cenovus Energy Inc.,		
4.500%, 9–15–14 (C)	250	267
Oil & Gas Exploration & Production – 0.33%		
XTO Energy Inc.,		
7.500%, 4–15–12	1,000	1,114
Other Non-Agency REMIC/CMO – 0.01%		
Banco Hipotecario Nacional:		
7.916%, 7–25–09 (D)	17	—*
8.000%, 3–31–11 (D)	4	—*
Mellon Residential Funding,		
6.750%, 6–25–28	21	20
		20
Packaged Foods & Meats – 0.82%		
Kraft Foods Inc.,		
4.125%, 2–9–16	1,000	1,056
Unilever Capital Corporation,		
5.900%, 11–15–32	1,450	1,691
		2,747

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Pharmaceuticals – 1.59%		
Abbott Laboratories,		
3.750%, 3–15–11	$2,000	$ 2,042
Pfizer Inc.,		
4.450%, 3–15–12	1,500	1,583
Roche Holdings Ltd,		
5.000%, 3–1–14 (C)	1,500	1,664
		5,289
Property & Casualty Insurance – 0.16%		
Berkshire Hathaway Finance Corporation,		
4.000%, 4–15–12 (C)	500	526
Restaurants – 0.16%		
YUM! Brands, Inc.,		
4.250%, 9–15–15	500	531
Soft Drinks – 0.43%		
Coca-Cola Enterprises Inc.,		
6.700%, 10–15–36	500	632
PepsiCo, Inc.,		
3.750%, 3–1–14	750	800
		1,432
Systems Software – 0.16%		
Microsoft Corporation,		
2.950%, 6–1–14	500	523
Tobacco – 0.23%		
Philip Morris International Inc.,		
4.500%, 3–26–20	750	762
Wireless Telecommunication Service – 0.06%		
America Movil, S.A.B. de C.V.,		
3.625%, 3–30–15 (C)	200	205
TOTAL CORPORATE DEBT SECURITIES – 16.54%		**$ 55,251**
(Cost: $50,998)		

OTHER GOVERNMENT SECURITIES	Principal	Value
Qatar – 0.23%		
State of Qatar,		
4.000%, 1–20–15 (C)	750	771
Supranational – 0.27%		
International Bank for Reconstruction and Development,		
2.375%, 5–26–15	900	915
TOTAL OTHER GOVERNMENT SECURITIES – 0.50%		**$ 1,686**
(Cost: $1,645)		

Balanced *(in thousands)* JUNE 30, 2010 (UNAUDITED)

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 2.92%	Principal	Value
Mortgage-Backed Obligations		
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
6.000%, 9–1–17	$ 304	$ 332
5.000%, 1–1–18	232	249
5.500%, 4–1–18	69	75
5.000%, 5–1–18	110	118
4.500%, 7–1–18	1,654	1,767
7.000%, 9–1–25	76	85
6.500%, 10–1–28	252	285
6.500%, 2–1–29	147	166
7.500%, 4–1–31	147	167
7.000%, 7–1–31	211	239
7.000%, 9–1–31	191	218
7.000%, 9–1–31	161	183
7.000%, 11–1–31	48	54
6.500%, 2–1–32	742	837
7.000%, 2–1–32	234	267
7.000%, 2–1–32	229	259
7.000%, 3–1–32	158	180
7.000%, 7–1–32	351	402
6.000%, 9–1–32	1,461	1,613
6.000%, 2–1–33	274	302
5.500%, 5–1–33	583	628
5.500%, 5–1–33	422	455
5.500%, 5–1–33	228	246
5.500%, 6–1–33	447	482
Government National Mortgage Association Fixed Rate Pass-Through Certificates,		
6.500%, 8–15–28	30	34
United States Department of Veterans Affairs, Guaranteed REMIC Pass-Through Certificates, Vendee Mortgage Trust, 1997-A Class 3-A,		
8.293%, 12–15–26	89	100
(Cost: $9,028)		$ 9,743

UNITED STATES GOVERNMENT OBLIGATIONS	Principal	Value
Treasury Inflation Protected Obligations – 0.39%		
United States Treasury Notes,		
3.000%, 7–15–12 (E)	1,213	1,290
Treasury Obligations – 9.22%		
United States Treasury Bonds:		
7.500%, 11–15–16	1,500	1,967
6.250%, 8–15–23	5,250	6,811
United States Treasury Notes:		
3.875%, 2–15–13	3,000	3,241
3.625%, 5–15–13	3,000	3,232
4.250%, 8–15–13	4,000	4,396
4.250%, 8–15–15	10,000	11,187
		30,834
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 9.61%		$ 32,124
(Cost: $28,350)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (F) – 0.73%		
Campbell Soup Co.,		
0.000%, 7–1–10	$2,453	$ 2,453
Master Note – 0.25%		
Toyota Motor Credit Corporation,		
0.228%, 7–1–10 (G)	827	827
TOTAL SHORT-TERM SECURITIES – 0.98%		$ 3,280
(Cost: $3,280)		
TOTAL INVESTMENT SECURITIES – 99.92%		$333,850
(Cost: $311,322)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.08%		284
NET ASSETS – 100.00%		$334,134

Notes to Schedule of Investments

*Not shown due to rounding.

(A)No dividends were paid during the preceding 12 months.

(B)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2010.

(C)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid under guidelines established by the Board of Trustees. At June 30, 2010, the total value of these securities amounted to $6,828 or 2.04% of net assets.

(D)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be illiquid under guidelines established by the Board of Trustees. At June 30, 2010, the total value of these securities amounted to less than 0.005% of net assets.

(E)The interest rate for this security is a stated rate, but the interest payments are determined by multiplying the inflation-adjusted principal by one half of the stated rate for each semiannual interest payment date.

(F)Rate shown is the yield to maturity at June 30, 2010.

(G)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2010. Date shown represents the date that the variable rate resets.

The following acronyms are used throughout this schedule:
CMO = Collateralized Mortgage Obligation
REMIC = Real Estate Mortgage Investment Conduit

See Accompanying Notes to Financial Statements.

PORTFOLIO HIGHLIGHTS
Bond

ALL DATA IS AS OF JUNE 30, 2010 (UNAUDITED)

Asset Allocation



Bonds	**96.21%**
Corporate Debt Securities	49.28%
United States Government and Government Agency Obligations	43.93%
Municipal Bonds – Taxable	2.61%
Other Government Securities	0.39%
Cash and Cash Equivalents	**3.79%**

Certain U.S. government securities in which the Portfolio may invest, such as Treasury securities and securities issued by the Government National Mortgage Association (Ginnie Mae), are backed by the full faith and credit of the U.S. government. However, other U.S. government securities in which the Portfolio may invest, such as securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal Home Loan Banks (FHLB) are not backed by the full faith and credit of the U.S. government, are not insured or guaranteed by the U.S. government and, instead, may be supported only by the right of the issuer to borrow from the U.S. Treasury or by the credit of the issuer.

Quality Weightings



Investment Grade	**92.53%**
AAA	50.00%
AA	7.60%
A	20.07%
BBB	14.86%
Non-Investment Grade	**3.68%**
BB	1.83%
B	0.93%
CCC	0.88%
Below CCC	0.02%
Non-rated	0.02%
Cash and Cash Equivalents	**3.79%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's.

Bond *(in thousands)*

CORPORATE DEBT SECURITIES	Principal	Value
Aerospace & Defense – 1.01%		
Honeywell International Inc., 5.000%, 2–15–19	$2,225	$ 2,490
United Technologies Corporation, 6.125%, 2–1–19	3,000	3,581
		6,071
Air Freight & Logistics – 0.29%		
FedEx Corporation, 7.375%, 1–15–14	1,500	1,752
Asset-Backed Security – 0.78%		
American Express Travel Related Services Co., Inc., 5.250%, 11–21–11 (A)	3,600	3,741
CountryPlace Manufactured Housing Contract Trust 2005–1, 4.800%, 12–15–35 (A)(B)	245	205
Lehman ABS Manufactured Housing Contract Trust 2001-B, 3.010%, 3–15–11	82	79
Origen Manufactured Housing Contract Trust 2004-A, 5.700%, 1–15–35	200	211
Origen Manufactured Housing Contract Trust 2004-B, 4.750%, 8–15–21	165	166
Origen Manufactured Housing Contract Trust 2005-B, 5.910%, 1–15–37	100	108
Vanderbilt Mortgage & Finance, Inc., Manufactured Housing Contract Senior/ Subordinate Pass-Through Certificates, Series 1999A, Class I A–5, 6.555%, 3–7–23	154	156
		4,666
Banking – 4.82%		
Credit Suisse AG, 3.500%, 3–23–15	3,000	3,027
Deutsche Bank AG, 3.450%, 3–30–15	5,700	5,742
JPMorgan Chase & Co.:		
4.650%, 6–1–14	3,000	3,200
6.000%, 1–15–18	3,000	3,315
PNC Funding Corp, 4.250%, 9–21–15	5,000	5,230
Sovereign Bank (Federal Deposit Insurance Corporation), 2.750%, 1–17–12 (C)	5,000	5,168
U.S. Bancorp, 4.200%, 5–15–14	3,000	3,210
		28,892
Biotechnology – 0.75%		
Amgen Inc.:		
6.150%, 6–1–18	3,000	3,551
5.700%, 2–1–19	800	930
		4,481
Brewers – 1.00%		
Anheuser-Busch InBev Worldwide Inc.:		
5.375%, 11–15–14 (D)	3,500	3,828
5.375%, 1–15–20	2,000	2,157
		5,985

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Building Products – 0.42%		
Hanson plc, 7.875%, 9–27–10	$2,500	$ 2,506
Cable & Satellite – 1.18%		
Comcast Cable Communications, Inc., 8.500%, 5–1–27	1,250	1,548
Comcast Corporation, 5.150%, 3–1–20	3,000	3,144
EchoStar DBS Corporation, 6.375%, 10–1–11	750	774
Walt Disney Company (The), 4.700%, 12–1–12	1,500	1,627
		7,093
CMBS Other – 2.28%		
Banc of America Commercial Mortgage Inc., Commercial Mortgage Pass-Through Certificates, Series 2005–2, 4.783%, 7–10-43 (B)	2,436	2,531
Bear Stearns Commercial Mortgage Securities Inc., Series 2000-WF1 Trust Fund, 6.500%, 2–15–32	150	149
Deutsche Mortgage and Asset Receiving Corporation COMM 2005-C6 Commercial Mortgage Pass-Through Certificates, 5.144%, 6–10–44	6,000	6,233
Hometown Commercial Capital, LLC Hometown Commercial Mortgage Pass-Through Notes 2006–1, 5.506%, 11–11–38 (A)	180	73
J.P. Morgan Chase Commercial Mortgage Securities Corp., Commercial Mortgage Pass-Through Certificates, Series 2004-C1, 4.719%, 1–15–38	2,000	2,071
LB-UBS Commercial Mortgage Trust 2003-C3, 4.846%, 2–15–37 (B)(D)	100	92
LB-UBS Westfield Trust, Commercial Mortgage Pass-Through Certificates, Series 2001-WM, 6.647%, 7–14–16 (D)	250	256
Merrill Lynch Mortgage Trust 2005-CIP1, 4.949%, 7–12–38 (B)	2,000	2,077
Nomura Asset Securities Corporation, Commercial Mortgage Pass-Through Certificates, Series 1998-D6, 6.000%, 3–15–30 (D)	200	201
		13,683
Coal & Consumable Fuels – 0.17%		
Peabody Energy Corporation, 6.875%, 3–15–13	1,000	1,008
Computer Hardware – 1.08%		
Hewlett-Packard Company:		
6.500%, 7–1–12	3,000	3,317
4.750%, 6–2–14	500	554
International Business Machines Corporation, 7.625%, 10–15–18	2,000	2,573
		6,444
Consumer Finance – 0.83%		
Ford Motor Credit Company LLC, 7.000%, 4–15–15	5,000	4,948

Bond (in thousands)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Diversified Banks – 0.52%		
Wells Fargo & Company,		
3.625%, 4–15–15	$1,500	$ 1,533
Wells Fargo Financial, Inc.,		
5.500%, 8–1–12	1,500	1,590
		3,123
Diversified Chemicals – 1.27%		
E.I. du Pont de Nemours and Company:		
5.000%, 1–15–13	2,000	2,171
5.750%, 3–15–19	4,725	5,457
		7,628
Diversified Metals & Mining – 0.47%		
BHP Billiton Finance (USA) Limited,		
5.500%, 4–1–14	2,500	2,788
Electric – 2.00%		
HQI Transelec Chile S.A.,		
7.875%, 4–15–11	281	295
NorthWestern Corporation,		
6.340%, 4–1–19	3,000	3,374
Oncor Electric Delivery Company,		
6.375%, 5–1–12	4,615	4,986
PacifiCorp,		
5.500%, 1–15–19	1,000	1,127
Southern Power Company,		
6.250%, 7–15–12	2,000	2,178
		11,960
Electrical Components & Equipment – 0.47%		
Emerson Electric Co.,		
4.875%, 10–15–19	2,500	2,793
Finance – Other – 3.76%		
Fidelity National Financial, Inc.,		
6.600%, 5–15–17	10,000	9,975
General Electric Capital Corporation:		
3.750%, 11–14–14	5,000	5,117
5.625%, 5–1–18	2,000	2,127
TIAA Global Markets, Inc.,		
5.125%, 10–10–12 (D)	1,000	1,064
Western Union Company (The),		
6.500%, 2–26–14	3,800	4,270
		22,553
Food Processors – 1.52%		
Cadbury Schweppes US Finance LLC,		
5.125%, 10–1–13 (A)	3,000	3,266
Campbell Soup Company,		
4.500%, 2–15–19	1,000	1,090
Kellogg Company,		
6.600%, 4–1–11	4,550	4,741
		9,097
Gas – Local Distribution – 0.52%		
AGL Capital Corporation,		
7.125%, 1–14–11	3,000	3,088
Gas Pipe Lines – 1.58%		
Maritimes & Northeast Pipeline, L.L.C.,		
7.500%, 5–31–14 (D)	3,842	4,226
Northern Natural Gas,		
7.000%, 6–1–11 (A)	3,000	3,155

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Gas Pipe Lines (Continued)		
Tennessee Gas Pipeline Company,		
7.000%, 3–15–27	$2,000	$ 2,112
		9,493
Health Care Equipment – 0.44%		
Baxter International Inc.,		
4.250%, 3–15–20	2,500	2,628
Health Care Facilities – 0.06%		
HCA Inc.,		
8.750%, 9–1–10	381	383
Health Care Supply – 0.53%		
Medtronic, Inc.,		
4.450%, 3–15–20	3,000	3,199
Household Appliances – 0.17%		
Controladora Mabe, S.A. de C.V.,		
6.500%, 12–15–15 (A)	1,000	990
Household Products – 1.02%		
Procter & Gamble Company (The):		
4.950%, 8–15–14	3,000	3,363
8.000%, 9–1–24	2,000	2,729
		6,092
Industrial – Other – 0.31%		
Bombardier Inc.,		
7.500%, 3–15–18 (D)	1,800	1,854
Industrial Conglomerates – 0.10%		
Westinghouse Electric Corporation,		
8.875%, 6–14–14	500	580
Industrial Machinery – 0.56%		
Illinois Tool Works Inc.,		
5.150%, 4–1–14	3,000	3,368
Integrated Telecommunication Services – 0.71%		
AT&T Inc.:		
4.950%, 1–15–13	750	814
5.800%, 2–15–19	1,500	1,690
AT&T Wireless Services, Inc.,		
7.875%, 3–1–11	1,700	1,778
		4,282
Investment Banking & Brokerage – 1.47%		
Goldman Sachs Group, Inc. (The),		
5.375%, 3–15–20	3,000	2,967
Morgan Stanley,		
4.100%, 1–26–15	6,000	5,849
		8,816
Life Insurance – 0.86%		
Prudential Financial, Inc.,		
4.750%, 9–17–15	5,000	5,165
Metals / Mining – 1.01%		
Rio Tinto Finance (USA) Limited,		
8.950%, 5–1–14	5,000	6,067

Bond (in thousands) JUNE 30, 2010 (UNAUDITED)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Multi-Utilities – 1.33%		
Dominion Resources, Inc.,		
5.250%, 8–1–33	$2,500	$ 2,738
Duke Energy Carolinas, LLC,		
4.300%, 6–15–20	2,000	2,114
Duke Energy Corporation,		
6.250%, 1–15–12	1,000	1,077
Duke Energy Ohio, Inc.,		
2.100%, 6–15–13	2,000	2,033
		7,962
Oil & Gas – 2.61%		
Shell International Finance B.V.:		
3.250%, 9–22–15	10,000	10,224
4.375%, 3–25–20	3,000	3,104
Sunoco Logistics Partners Operations L.P.,		
8.750%, 2–15–14	2,000	2,350
		15,678
Oil & Gas Equipment & Services – 0.50%		
Halliburton Company:		
6.150%, 9–15–19	1,375	1,507
6.750%, 2–1–27	1,400	1,517
		3,024
Oilfield Machinery & Service – 0.63%		
Weatherford International, Inc.,		
5.950%, 6–15–12	3,500	3,750
Other Diversified Financial Services – 0.36%		
Bank of America Corporation,		
6.500%, 8–1–16	2,000	2,166
Other Mortgage-Backed Securities – 0.18%		
Banc of America Alternative Loan Trust 2006–4,		
6.201%, 5–25–46 (B)	81	1
Banc of America Funding 2004–2 Trust,		
6.500%, 7–20–32	122	101
Banc of America Structured Securities Trust 2002-X1 F,		
6.274%, 10–11–33 (A)	250	250
C-Bass 2006-MH1 Trust,		
5.970%, 10–25–36 (B)(D)	131	133
Centex Home Equity Loan Trust 2005-C,		
5.048%, 6–25–35 (B)	196	193
Global Mortgage Securitization Ltd. and Global Mortgage Securitization, LLC,		
5.250%, 11–25–32 (A)	127	97
Mid-State Capital Corporation 2004–1 Trust,		
6.005%, 8–15–37	104	108
PHH Alternative Mortgage Trust, Series 2007–1, Class II-B-2,		
6.000%, 2–25–37	30	—*
RALI Series 2003-QS11 Trust,		
5.750%, 6–25–33	186	121
Structured Asset Securities Corporation,		
5.250%, 8–25–33	110	71
		1,075
Other Non-Agency REMIC/CMO – 1.78%		
Countrywide Home Loans Mortgage Pass-Through Trust 2005–28,		
5.250%, 1–25–19	2,310	2,010

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Other Non-Agency REMIC/CMO (Continued)		
Countrywide Home Loans Mortgage Trust 2005-J4,		
5.500%, 11–25–35	$1,750	$ 1,298
First Horizon Alternative Mortgage Securities Trust 2005-FA6,		
5.500%, 9–25–35	2,265	1,467
GSR Mortgage Loan Trust 2004–2F,		
7.000%, 1–25–34	538	549
MASTR Adjustable Rate Mortgage Trust 2005–1,		
3.626%, 3–25–35 (B)	2,695	283
Structured Adjustable Rate Mortgage Loan Trust, Mortgage Pass-Through Certificates, Series 2004–1,		
2.954%, 2–25–34 (B)	689	200
Structured Adjustable Rate Mortgage Loan Trust, Mortgage Pass-Through Certificates, Series 2004–12,		
3.250%, 9–25–34 (B)	1,604	9
Structured Adjustable Rate Mortgage Loan Trust, Mortgage Pass-Through Certificates, Series 2004–18,		
3.163%, 12–25–34 (B)	1,838	13
Structured Adjustable Rate Mortgage Loan Trust, Mortgage Pass-Through Certificates, Series 2004–3AC,		
2.399%, 3–25–34 (B)	1,180	173
Structured Adjustable Rate Mortgage Loan Trust, Mortgage Pass-Through Certificates, Series 2004–5,		
3.108%, 5–25–34 (B)	1,459	57
Structured Asset Securities Corporation Trust 2005–16,		
5.500%, 9–25–35	3,000	2,555
Wells Fargo Mortgage Pass-Through Certificates, Series 2003–10,		
4.500%, 9–25–18	2,036	2,036
		10,650
Packaged Foods & Meats – 0.53%		
Kraft Foods Inc.:		
4.125%, 2–9–16	1,500	1,584
5.375%, 2–10–20	1,500	1,609
		3,193
Paper / Forest Products – 0.04%		
Westvaco Corporation,		
7.500%, 6–15–27	272	267
Pharmaceuticals – 1.23%		
GlaxoSmithKline Capital Inc.,		
5.650%, 5–15–18	2,500	2,863
Johnson & Johnson,		
5.150%, 7–15–18	2,000	2,271
Roche Holdings Ltd,		
5.000%, 3–1–14 (D)	2,000	2,219
		7,353
Property & Casualty Insurance – 1.34%		
Berkshire Hathaway Finance Corporation:		
4.000%, 4–15–12	3,000	3,156
4.750%, 5–15–12	2,000	2,124
5.000%, 8–15–13	2,500	2,746
		8,026
Retail Stores – Other – 1.12%		
Best Buy Co., Inc.,		
6.750%, 7–15–13	6,000	6,713

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Service – Other – 0.26%		
Republic Services, Inc.,		
5.000%, 3–1–20 (D)	$1,500	$ 1,557
Soft Drinks – 0.43%		
Coca-Cola Company (The),		
5.350%, 11–15–17	2,250	2,575
Telecommunications – 1.65%		
British Telecommunications plc,		
5.150%, 1–15–13	3,500	3,671
Deutsche Telekom International Finance B.V.,		
4.875%, 7–8–14	5,000	5,360
New York Telephone Company,		
6.700%, 11–1–23	750	787
		9,818
Tobacco – 0.54%		
Philip Morris International Inc.,		
4.500%, 3–26–20	3,200	3,253
Utilities – Water – 0.36%		
California Water Service Company,		
5.875%, 5–1–19	2,000	2,185
Wireless Telecommunication Service – 0.43%		
America Movil, S.A.B. de C.V.,		
5.000%, 3–30–20 (D)	2,500	2,586
TOTAL CORPORATE DEBT SECURITIES – 49.28%		$295,307

(Cost: $288,567)

MUNICIPAL BONDS – TAXABLE	Principal	Value
California – 1.60%		
Stockton, CA, 2007 Taxable Pension		
Oblig Bonds, Ser A,		
5.140%, 9–1–17	9,670	9,536
Massachusetts – 0.23%		
MA Hlth and Edu Fac Auth, Rev Bonds,		
Harvard Univ Issue, Ser 2008C,		
5.260%, 10–1–18	1,250	1,389
New York – 0.78%		
NYC Indl Dev Agy,		
11.000%, 3–1–29 (A)	4,000	4,692
TOTAL MUNICIPAL BONDS – TAXABLE – 2.61%		$ 15,617

(Cost: $14,522)

OTHER GOVERNMENT SECURITIES	Principal	Value
Brazil – 0.09%		
Federative Republic of Brazil (The),		
9.250%, 10–22–10	500	514
Canada – 0.30%		
Province de Quebec,		
7.140%, 2–27–26	1,500	1,801
TOTAL OTHER GOVERNMENT SECURITIES – 0.39%		$ 2,315

(Cost: $2,045)

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS	Principal	Value
Agency Obligations – 4.29%		
Federal Farm Credit Bank:		
4.350%, 9–2–14	$ 4,400	$ 4,869
5.200%, 11–28–16	5,000	5,781
4.600%, 1–29–20	2,500	2,755
Federal Home Loan Bank,		
1.750%, 12–14–12	4,995	5,092
Federal National Mortgage Association:		
3.875%, 7–12–13	200	217
1.450%, 6–29–15	6,000	6,010
5.500%, 2–1–35	456	491
5.000%, 4–1–35	432	459
		25,674
Mortgage-Backed Obligations – 25.95%		
Federal Home Loan Mortgage Corporation Adjustable Rate Participation Certificates:		
4.500%, 6–15–27	4,735	4,990
4.500%, 5–15–32	4,000	4,395
4.000%, 11–15–36	3,779	3,997
4.500%, 5–15–39	2,464	2,648
Federal Home Loan Mortgage Corporation Agency REMIC/CMO:		
5.000%, 5–15–19	1,000	1,089
5.000%, 5–15–23	1,500	1,627
5.000%, 5–15–31	1,770	1,816
5.500%, 9–15–31	1,570	1,631
Federal Home Loan Mortgage Corporation Agency REMIC/CMO (Interest Only): (E)		
5.000%, 9–15–31	1,469	108
5.500%, 10–15–31	1,736	68
Federal Home Loan Mortgage Corporation Fixed Rate Participation Certificates:		
5.000%, 5–1–18	145	156
4.500%, 3–1–19	761	811
4.500%, 10–1–20	2,172	2,317
6.000%, 8–1–22	1,516	1,648
6.000%, 9–1–22	338	367
5.000%, 4–1–23	388	414
5.000%, 7–1–25	1,371	1,454
6.000%, 2–1–27	1,241	1,355
5.300%, 1–15–33	228	245
6.000%, 10–1–33	358	395
5.500%, 2–1–35	127	137
5.000%, 3–1–35	1,040	1,103
5.000%, 8–1–35	243	257
5.500%, 10–1–35	773	832
5.000%, 11–1–35	351	372
6.500%, 7–1–36	284	312
5.500%, 6–1–37	1,067	1,146
6.500%, 9–1–37	326	358
6.000%, 2–1–39	1,309	1,423
5.000%, 3–1–40	912	966
Federal National Mortgage Association Agency REMIC/CMO:		
4.780%, 1–25–17	4,277	4,490
5.000%, 3–25–18	3,500	3,792
5.000%, 6–25–18	2,173	2,366
5.000%, 9–25–18	3,528	3,734
5.000%, 3–25–29	4,295	4,425
5.500%, 2–25–32	452	456
5.000%, 7–15–33	10,000	10,604
3.500%, 8–25–33	892	921
4.500%, 12–25–34	1,635	1,748
5.500%, 7–15–36	5,359	5,661

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations (Continued)		
Federal National Mortgage Association Agency REMIC/CMO: (Continued)		
4.500%, 3–25–37	$ 5,128	$ 5,573
5.500%, 4–25–37	4,072	4,413
4.000%, 3–25–39	3,316	3,441
4.500%, 6–25–40	5,755	6,166
Federal National Mortgage Association Agency REMIC/CMO (Interest Only): (E)		
5.500%, 1–25–33	1,178	141
5.500%, 11–25–36	7,769	876
5.500%, 8–25–37	2,794	435
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
4.500%, 6–1–19	1,814	1,935
4.500%, 8–1–19	2,425	2,587
4.500%, 9–1–19	4,039	4,298
5.000%, 12–1–19	1,593	1,713
6.000%, 6–1–22	4,483	4,887
5.500%, 11–1–22	1,923	2,088
5.000%, 4–1–24	1,450	1,548
4.500%, 7–25–24	1,000	1,061
5.000%, 5–1–28	2,717	2,890
5.500%, 9–25–31	758	791
5.000%, 6–25–32	4,185	4,381
5.500%, 2–1–33	1,740	1,878
5.500%, 6–1–33	1,224	1,320
6.000%, 6–1–33	241	265
5.000%, 9–1–33	2,708	2,881
6.000%, 12–1–33	165	183
5.000%, 2–1–34	206	219
5.500%, 2–1–34	385	416
5.500%, 2–1–34	242	261
5.000%, 3–1–34	420	447
6.000%, 4–1–34	107	117
5.500%, 11–1–34	155	168
6.500%, 11–1–34	105	117
6.000%, 12–1–34	246	269
5.500%, 2–1–35	3,238	3,492
5.500%, 2–1–35	373	405
6.000%, 4–1–35	310	341
5.000%, 5–1–35	1,296	1,376
6.000%, 6–1–35	243	264
5.000%, 7–1–35	353	375
5.000%, 7–1–35	266	283
5.500%, 7–1–35	115	123
5.500%, 10–1–35	373	406
5.500%, 10–1–35	104	112
6.000%, 10–1–35	381	415
5.500%, 11–1–35	357	384
6.000%, 1–1–36	664	724
5.000%, 2–1–36	326	346
5.500%, 9–1–36	431	464
5.500%, 11–1–36	743	799
6.000%, 11–1–36	355	386
6.500%, 11–1–36	125	138
6.000%, 2–1–37	544	592
6.500%, 8–1–37	185	204
6.000%, 9–1–37	103	111
6.500%, 9–1–37	167	183
6.000%, 12–1–37	397	431
6.000%, 12–1–37	267	290
5.500%, 2–1–38	1,297	1,394

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations (Continued)		
Federal National Mortgage Association Fixed Rate Pass-Through Certificates: (Continued)		
5.500%, 5–1–38	$ 724	$ 778
6.000%, 7–1–38	135	146
5.000%, 2–1–40	1,458	1,545
Government National Mortgage Association Agency REMIC/CMO:		
5.008%, 12–16–25 (B)	500	537
4.585%, 8–16–34	2,000	2,147
Government National Mortgage Association Agency REMIC/CMO (Interest Only), (E)		
0.784%, 6–17–45 (B)	1,207	37
Government National Mortgage Association Fixed Rate Pass-Through Certificates:		
5.500%, 7–15–38	121	131
5.000%, 7–20–39	1,219	1,299
5.000%, 12–15–39	251	268
5.000%, 12–15–39	146	156
		155,481
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 30.24%		**$181,155**
(Cost: $174,809)		

UNITED STATES GOVERNMENT OBLIGATIONS – 13.69%	Principal	Value
Treasury Obligations		
United States Treasury Bond Principal STRIPS,		
0.000%, 11–15–21 (F).	3,050	2,041
United States Treasury Bonds:		
8.000%, 11–15–21	1,000	1,455
6.125%, 11–15–27	5,000	6,588
4.500%, 8–15–39	10,000	11,041
United States Treasury Notes:		
4.250%, 8–15–13	8,950	9,837
4.000%, 2–15–14	6,000	6,581
2.375%, 2–28–15	7,500	7,732
2.500%, 4–30–15	10,000	10,359
3.625%, 8–15–19	15,000	15,875
3.500%, 5–15–20	10,000	10,477
(Cost: $78,079)		$ 81,986

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (G) – 0.68%		
Wisconsin Electric Power Co.:		
0.000%, 7–1–10	1,045	1,045
0.200%, 7–13–10	3,000	3,000
		4,045
Master Note – 0.65%		
Toyota Motor Credit Corporation,		
0.228%, 7–1–10 (H)	3,899	3,899
Municipal Obligations – Taxable – 1.50%		
NYC, General Oblig Bonds, Fiscal 2006 Ser E (Bank of America, N.A.),		
0.330%, 7–1–10 (H)	9,000	9,000
TOTAL SHORT-TERM SECURITIES – 2.83%		**$ 16,944**
(Cost: $16,944)		

TOTAL INVESTMENT SECURITIES – 99.04%	**$593,324**
(Cost: $574,966)	
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.96%	**5,743**
NET ASSETS – 100.00%	**$599,067**

Notes to Schedule of Investments

*Not shown due to rounding.

(A) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be illiquid under guidelines established by the Board of Trustees. At June 30, 2010, the total value of these securities amounted to $16,469 or 2.75% of net assets.

(B) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2010.

(C) Security is fully guaranteed by the Federal Deposit Insurance Corporation for both interest and principal under the Debt Guarantee Program of the Temporary Liquidity Guarantee Program. The guarantee expires at the earlier of the security's maturity date or December 31, 2012.

(D) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid under guidelines established by the Board of Trustees. At June 30, 2010, the total value of these securities amounted to $18,016 or 3.01% of net assets.

(E) Amount shown in principal column represents notional amount for computation of interest.

(F) Zero coupon bond.

(G) Rate shown is the yield to maturity at June 30, 2010.

(H) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2010. Date shown represents the date that the variable rate resets.

The following acronyms are used throughout this schedule:

CMBS = Commercial Mortgage-Backed Security
CMO = Collateralized Mortgage Obligation
REMIC = Real Estate Mortgage Investment Conduit
STRIPS = Separate Trading of Registered Interest and Principal Securities

See Accompanying Notes to Financial Statements.

PORTFOLIO HIGHLIGHTS
Core Equity



Asset Allocation



Stocks 91.93%

Cash and Cash Equivalents 8.07%

Stocks	**91.93%**
Information Technology	18.33%
Financials	16.70%
Consumer Discretionary	13.39%
Consumer Staples	12.30%
Industrials	11.79%
Energy	8.68%
Health Care	7.80%
Materials	2.94%
Cash and Cash Equivalents	**8.07%**

Top 10 Equity Holdings

Company	Sector
Capital One Financial Corporation	Financials
Wells Fargo & Company	Financials
Hewlett-Packard Company	Information Technology
Amgen Inc.	Health Care
Union Pacific Corporation	Industrials
CBS Corporation, Class B	Consumer Discretionary
General Mills, Inc.	Consumer Staples
Intel Corporation	Information Technology
DIRECTV Group, Inc. (The)	Consumer Discretionary
Dow Chemical Company (The)	Materials

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.

Core Equity *(in thousands)*

COMMON STOCKS	Shares	Value
Asset Management & Custody Banks – 0.09%		
Blackstone Group L.P. (The)	33	$ 317
Biotechnology – 4.10%		
Amgen Inc. (A)	284	14,919
Broadcasting – 3.48%		
CBS Corporation, Class B	982	12,691
Cable & Satellite – 2.96%		
DIRECTV Group, Inc. (The) (A)	318	10,778
Casinos & Gaming – 0.53%		
Wynn Resorts, Limited	25	1,934
Communications Equipment – 1.87%		
Juniper Networks, Inc. (A)	298	6,811
Computer Hardware – 4.10%		
Hewlett-Packard Company	345	14,933
Computer Storage & Peripherals – 1.63%		
NetApp, Inc. (A)	159	5,933
Construction & Farm Machinery & Heavy Trucks – 4.83%		
Caterpillar Inc.	66	3,957
Cummins Inc.	123	8,034
PACCAR Inc	140	5,600
		17,591
Consumer Finance – 5.06%		
Capital One Financial Corporation	457	18,416
Department Stores – 2.26%		
Macy's Inc.	461	8,244
Diversified Banks – 5.48%		
Comerica Incorporated	128	4,731
Wells Fargo & Company	595	15,231
		19,962
Diversified Chemicals – 2.94%		
Dow Chemical Company (The)	451	10,694
Electrical Components & Equipment – 1.20%		
First Solar, Inc. (A)	39	4,384
General Merchandise Stores – 1.38%		
Target Corporation	102	5,010
Hotels, Resorts & Cruise Lines – 1.42%		
Starwood Hotels & Resorts Worldwide, Inc.	125	5,174
Hypermarkets & Super Centers – 1.99%		
Costco Wholesale Corporation	132	7,241
Industrial Machinery – 2.17%		
Parker Hannifin Corporation	142	7,896

COMMON STOCKS (Continued)	Shares	Value
Integrated Oil & Gas – 1.73%		
ConocoPhillips	128	$ 6,296
Investment Banking & Brokerage – 1.60%		
Charles Schwab Corporation (The)	122	1,727
Lazard Group LLC	154	4,109
		5,836
Motorcycle Manufacturers – 1.36%		
Harley-Davidson, Inc.	222	4,942
Oil & Gas Equipment & Services – 5.49%		
Halliburton Company	246	6,037
Schlumberger Limited	187	10,330
Smith International, Inc.	97	3,660
		20,027
Oil & Gas Exploration & Production – 1.46%		
Noble Energy, Inc.	88	5,302
Other Diversified Financial Services – 4.47%		
Bank of America Corporation	569	8,170
JPMorgan Chase & Co.	222	8,131
		16,301
Packaged Foods & Meats – 3.31%		
General Mills, Inc.	340	12,082
Personal Products – 1.51%		
Estee Lauder Companies Inc. (The), Class A	99	5,499
Pharmaceuticals – 3.70%		
Allergan, Inc.	104	6,083
Teva Pharmaceutical Industries Limited, ADR	142	7,400
		13,483
Railroads – 3.59%		
Union Pacific Corporation	188	13,080
Semiconductor Equipment – 4.89%		
Applied Materials, Inc.	804	9,666
Lam Research Corporation (A)	215	8,179
		17,845
Semiconductors – 5.84%		
Broadcom Corporation, Class A	58	1,901
Intel Corporation	565	10,979
Microchip Technology Incorporated	304	8,420
		21,300
Soft Drinks – 2.87%		
Coca-Cola Company (The)	209	10,464
Tobacco – 2.62%		
Philip Morris International Inc.	208	9,533
TOTAL COMMON STOCKS – 91.93%		**$334,918**
(Cost: $339,218)		

SCHEDULE OF INVESTMENTS
Core Equity *(in thousands)*

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (B) – 4.33%		
Clorox Co.,		
0.360%, 7–20–10	$ 4,000	$ 3,999
ITT Corporation,		
0.000%, 7–1–10	2,000	2,000
McCormick & Co. Inc.,		
0.000%, 7–1–10	2,283	2,283
Wisconsin Electric Power Co.,		
0.000%, 7–1–10	7,470	7,470
		15,752
Master Note – 0.34%		
Toyota Motor Credit Corporation,		
0.228%, 7–1–10 (C)	1,232	1,232
Municipal Obligations – Taxable – 3.29%		
MI Strategic Fund, Var Rate Demand Ltd Oblig Rev Bonds (Air Products and Chemicals, Inc. Proj), Ser 2007 (Bank of New York (The)),		
0.480%, 7–1–10 (C)	12,000	12,000
TOTAL SHORT-TERM SECURITIES – 7.96%		$ 28,984
(Cost: $28,984)		
TOTAL INVESTMENT SECURITIES – 99.89%		$363,902
(Cost: $368,202)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.11%		396
NET ASSETS – 100.00%		$364,298

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Rate shown is the yield to maturity at June 30, 2010.

(C) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2010. Date shown represents the date that the variable rate resets.

The following acronym is used throughout this schedule:
ADR = American Depositary Receipts

See Accompanying Notes to Financial Statements.

Asset Allocation



Stocks 94.00%

Cash and Cash Equivalents 6.00%

Stocks	**94.00%**
Industrials	17.35%
Energy	16.61%
Financials	14.28%
Information Technology	12.00%
Consumer Staples	10.88%
Consumer Discretionary	10.78%
Materials	6.71%
Health Care	3.88%
Telecommunication Services	1.51%
Cash and Cash Equivalents	**6.00%**

Top 10 Equity Holdings

Company	Sector
Microchip Technology Incorporated	Information Technology
Schlumberger Limited	Energy
Capital One Financial Corporation	Financials
Halliburton Company	Energy
Deere & Company	Industrials
Union Pacific Corporation	Industrials
Philip Morris International Inc.	Consumer Staples
JPMorgan Chase & Co.	Financials
Emerson Electric Co.	Industrials
Colgate-Palmolive Company	Consumer Staples

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.

Dividend Opportunities *(in thousands)*

COMMON STOCKS	Shares	Value
Apparel, Accessories & Luxury Goods – 1.46%		
V.F. Corporation	41	$ 2,890
Asset Management & Custody Banks – 1.49%		
T. Rowe Price Group, Inc.	67	2,952
Casinos & Gaming – 0.99%		
Wynn Resorts, Limited	26	1,962
Computer Hardware – 2.23%		
Hewlett-Packard Company	102	4,432
Construction & Engineering – 1.87%		
Fluor Corporation	87	3,703
Construction & Farm Machinery & Heavy Trucks – 5.19%		
Caterpillar Inc.	47	2,850
Cummins Inc.	23	1,469
Deere & Company	108	6,009
		10,328
Consumer Finance – 3.19%		
Capital One Financial Corporation	157	6,323
Data Processing & Outsourced Services – 2.56%		
Visa Inc., Class A	72	5,076
Department Stores – 1.62%		
Macy's Inc.	180	3,216
Diversified Banks – 2.90%		
Barclays plc, ADR	79	1,256
Wells Fargo & Company	176	4,507
		5,763
Diversified Chemicals – 2.96%		
Dow Chemical Company (The)	114	2,709
PPG Industries, Inc.	52	3,144
		5,853
Diversified Metals & Mining – 2.66%		
Rio Tinto plc, ADR	72	3,140
Southern Copper Corporation	81	2,148
		5,288
Electrical Components & Equipment – 2.63%		
Emerson Electric Co.	119	5,215
Health Care Equipment – 0.75%		
Stryker Corporation	30	1,479
Home Improvement Retail – 0.87%		
Lowe's Companies, Inc.	85	1,732
Homebuilding – 1.24%		
D.R. Horton, Inc.	251	2,467
Hotels, Resorts & Cruise Lines – 3.46%		
Marriott International, Inc., Class A	81	2,415
Starwood Hotels & Resorts Worldwide, Inc.	108	4,453
		6,868

COMMON STOCKS (Continued)	Shares	Value
Household Products – 3.62%		
Colgate-Palmolive Company	65	$ 5,152
Procter & Gamble Company (The)	34	2,037
		7,189
Industrial Conglomerates – 1.16%		
Textron Inc.	136	2,309
Industrial Machinery – 1.77%		
Illinois Tool Works Inc.	85	3,507
Integrated Oil & Gas – 2.92%		
ConocoPhillips	40	1,977
Exxon Mobil Corporation	67	3,813
		5,790
Integrated Telecommunication Services – 1.51%		
AT&T Inc.	124	2,998
Mortgage REITs – 1.02%		
Annaly Capital Management, Inc.	118	2,024
Oil & Gas Drilling – 1.59%		
Seadrill Limited	87	1,583
Transocean Inc. (A)	34	1,582
		3,165
Oil & Gas Equipment & Services – 10.31%		
Halliburton Company	256	6,275
National Oilwell Varco, Inc.	113	3,742
Schlumberger Limited	122	6,726
Smith International, Inc.	99	3,722
		20,465
Oil & Gas Exploration & Production – 1.79%		
Apache Corporation	42	3,549
Other Diversified Financial Services – 4.33%		
Bank of America Corporation	222	3,184
JPMorgan Chase & Co.	148	5,421
		8,605
Paper Packaging – 1.09%		
Sonoco Products Company	71	2,170
Personal Products – 0.96%		
Estee Lauder Companies Inc. (The), Class A	34	1,906
Pharmaceuticals – 3.13%		
Abbott Laboratories	83	3,878
Teva Pharmaceutical Industries Limited, ADR	45	2,337
		6,215
Railroads – 4.73%		
Norfolk Southern Corporation	64	3,382
Union Pacific Corporation	86	6,004
		9,386
Restaurants – 1.14%		
McDonald's Corporation	34	2,264
Semiconductors – 4.95%		
Intel Corporation	117	2,277
Microchip Technology Incorporated	272	7,545
		9,822

Dividend Opportunities *(in thousands)* JUNE 30, 2010 (UNAUDITED)

COMMON STOCKS (Continued)	Shares	Value
Soft Drinks – 1.73%		
Coca-Cola Company (The)	69	$ 3,433
Specialized Finance – 1.35%		
CME Group Inc.	10	2,681
Systems Software – 2.26%		
Microsoft Corporation	195	4,493
Tobacco – 4.57%		
Altria Group, Inc.	53	1,065
Lorillard, Inc.	29	2,114
Philip Morris International Inc.	128	5,889
		9,068
TOTAL COMMON STOCKS – 94.00%		**$186,586**
(Cost: $194,157)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper (B) – 2.01%		
Heinz (H.J.) Finance Co. (Heinz (H.J.) Co.), 0.350%, 7–26–10	$4,000	3,999
Master Note – 2.23%		
Toyota Motor Credit Corporation, 0.228%, 7–1–10 (C)	4,429	4,429
Municipal Obligations – Taxable – 1.01%		
Los Angeles, CA, Wastewater Sys Sub Rev Bonds, Var Rate Rfdg, Ser 2008-G (Bank of America, N.A.), 0.290%, 7–1–10 (C)	2,000	2,000
United States Government Agency Obligations – 0.56%		
Overseas Private Investment Corporation, 0.250%, 9–15–10 (C)	1,106	1,106
TOTAL SHORT-TERM SECURITIES – 5.81%		**$ 11,534**
(Cost: $11,534)		
TOTAL INVESTMENT SECURITIES – 99.81%		**$198,120**
(Cost: $205,691)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.19%		**374**
NET ASSETS – 100.00%		**$198,494**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Rate shown is the yield to maturity at June 30, 2010.

(C)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2010. Date shown represents the date that the variable rate resets.

The following acronyms are used throughout this schedule:
ADR = American Depositary Receipts
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

Asset Allocation



Stocks 95.07%

Cash and Cash Equivalents 4.93%

Stocks	95.07%
Energy	84.46%
Industrials	7.26%
Utilities	2.42%
Materials	0.93%
Cash and Cash Equivalents	**4.93%**

Country Weightings



North America 83.30%
Europe 6.23%
Bahamas/Caribbean 2.32%
Pacific Basin 2.31%
South America 0.91%
Cash and Cash Equivalents 4.93%

North America	83.30%
United States	77.03%
Canada	6.27%
Europe	**6.23%**
Bahamas/Caribbean	**2.32%**
Pacific Basin	**2.31%**
South America	**0.91%**
Cash and Cash Equivalents	**4.93%**

Top 10 Equity Holdings

Company	Sector	Industry
Southwestern Energy Company	Energy	Oil & Gas Exploration & Production
Halliburton Company	Energy	Oil & Gas Equipment & Services
Schlumberger Limited	Energy	Oil & Gas Equipment & Services
Newfield Exploration Company	Energy	Oil & Gas Exploration & Production
Continental Resources, Inc.	Energy	Oil & Gas Exploration & Production
National Oilwell Varco, Inc.	Energy	Oil & Gas Equipment & Services
Occidental Petroleum Corporation	Energy	Integrated Oil & Gas
EOG Resources, Inc.	Energy	Oil & Gas Exploration & Production
Baker Hughes Incorporated	Energy	Oil & Gas Equipment & Services
Apache Corporation	Energy	Oil & Gas Exploration & Production

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.

SCHEDULE OF INVESTMENTS

Energy *(in thousands)*

COMMON STOCKS	Shares	Value
Coal & Consumable Fuels – 4.40%		
Alpha Natural Resources, Inc. (A)	6	$ 197
Arch Coal, Inc.	15	301
Cameco Corporation	6	122
CONSOL Energy Inc.	7	233
Peabody Energy Corporation	11	445
		1,298
Construction & Engineering – 4.54%		
Chicago Bridge & Iron Company N.V., NY Shares (A)	15	284
Fluor Corporation	16	659
Jacobs Engineering Group Inc. (A)	11	397
		1,340
Construction & Farm Machinery & Heavy Trucks – 1.66%		
Bucyrus International, Inc., Class A	10	489
Diversified Metals & Mining – 0.94%		
BHP Billiton Limited, ADR	4	276
Electric Utilities – 2.42%		
Entergy Corporation	6	426
Exelon Corporation	8	287
		713
Electrical Components & Equipment – 1.06%		
First Solar, Inc. (A)	3	313
Integrated Oil & Gas – 12.17%		
ConocoPhillips	13	614
Exxon Mobil Corporation	14	782
Hess Corporation	6	289
Marathon Oil Corporation	9	284
Occidental Petroleum Corporation	12	911
Petroleo Brasileiro S.A. – Petrobras, ADR	8	269
Suncor Energy Inc.	15	442
		3,591
Oil & Gas Drilling – 8.36%		
ENSCO International Incorporated	12	479
Helmerich & Payne, Inc.	21	755
Nabors Industries Ltd. (A)	25	444
Oasis Petroleum LLC (A)	22	320
Seadrill Limited	13	241
Transocean Inc. (A)	5	229
		2,468
Oil & Gas Equipment & Services – 23.52%		
Baker Hughes Incorporated	21	877
Cameron International Corporation (A)	23	735
Core Laboratories N.V.	2	325
FMC Technologies, Inc. (A)	10	521
Halliburton Company	46	1,121
National Oilwell Varco, Inc.	28	911
Schlumberger Limited	20	1,096
Smith International, Inc.	8	286
Superior Energy Services, Inc. (A)	17	316
Tenaris S.A., ADR	22	751
		6,939
Oil & Gas Exploration & Production – 27.64%		
Anadarko Petroleum Corporation	11	390
Apache Corporation	9	787
Cabot Oil & Gas Corporation	9	293
CNOOC Limited, ADR	2	408

COMMON STOCKS (Continued)	Shares	Value
Oil & Gas Exploration & Production (Continued)		
Continental Resources, Inc. (A)	21	$ 924
Devon Energy Corporation	10	631
EOG Resources, Inc.	9	910
Newfield Exploration Company (A)	20	960
Noble Energy, Inc.	13	781
SandRidge Energy, Inc. (A)	37	213
Southwestern Energy Company (A)	31	1,213
Ultra Petroleum Corp. (A)	15	650
		8,160
Oil & Gas Refining & Marketing – 1.84%		
Clean Energy Fuels Corp. (A)	18	267
Valero Energy Corporation	15	277
		544
Oil & Gas Storage & Transportation – 6.52%		
El Paso Corporation	47	520
El Paso Pipeline Partners, L.P.	17	485
Enbridge Inc.	14	636
Williams Companies, Inc. (The)	15	282
		1,923
TOTAL COMMON STOCKS – 95.07%		**$ 28,054**
(Cost: $32,307)		

SHORT-TERM SECURITIES – 5.32%	Principal	
Master Note		
Toyota Motor Credit Corporation, 0.228%, 7–1–10 (B)	$1,569	$ 1,569
(Cost: $1,569)		

TOTAL INVESTMENT SECURITIES – 100.39%		**$ 29,623**
(Cost: $33,876)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.39%)		(116)
NET ASSETS – 100.00%		**$ 29,507**

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2010. Date shown represents the date that the variable rate resets.

The following acronym is used throughout this schedule:
ADR = American Depositary Receipts

Country Diversification

(as a % of net assets)	
United States	77.03%
Canada	6.27%
Luxembourg	2.55%
Bermuda	2.32%
Netherlands	2.06%
United Kingdom	1.62%
Hong Kong	1.38%
Australia	0.93%
Brazil	0.91%
Other+	4.93%

+Includes cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

Global Natural Resources

ALL DATA IS AS OF JUNE 30, 2010 (UNAUDITED)

Asset Allocation



- Stocks 88.53%
- Options 4.45%
- Bonds 0.05%
- Cash and Cash Equivalents 6.97%

Stocks	**88.53%**
Energy	47.09%
Materials	27.81%
Industrials	7.12%
Utilities	4.37%
Consumer Staples	1.50%
Financials	0.35%
Information Technology	0.29%
Options	**4.45%**
Bonds	**0.05%**
Corporate Debt Securities	0.05%
Cash and Cash Equivalents	**6.97%**

Country Weightings



- North America 51.33%
- Europe 15.92%
- Pacific Basin 10.99%
- South America 6.79%
- Bahamas/Caribbean 1.90%
- Other 1.65%
- Cash and Cash Equivalents and Options 11.42%

North America	**51.33%**
United States	38.12%
Canada	13.21%
Europe	**15.92%**
United Kingdom	8.33%
Russia	6.01%
Other Europe	1.58%
Pacific Basin	**10.99%**
China	3.63%
Other Pacific Basin	7.36%
South America	**6.79%**
Brazil	6.57%
Other South America	0.22%
Bahamas/Caribbean	**1.90%**
Other	**1.65%**
Cash and Cash Equivalents and Options	**11.42%**

Top 10 Equity Holdings

Company	Country	Sector	Industry
Alpha Natural Resources, Inc.	United States	Energy	Coal & Consumable Fuels
Halliburton Company	United States	Energy	Oil & Gas Equipment & Services
Randgold Resources Limited, ADR	United Kingdom	Materials	Gold
Petrohawk Energy Corporation	United States	Energy	Oil & Gas Exploration & Production
Canadian Natural Resources Limited	Canada	Energy	Oil & Gas Exploration & Production
El Paso Corporation	United States	Energy	Oil & Gas Storage & Transportation
Open Joint Stock Company Gazprom, ADR	Russia	Energy	Integrated Oil & Gas
Cabot Oil & Gas Corporation	United States	Energy	Oil & Gas Exploration & Production
Occidental Petroleum Corporation	United States	Energy	Integrated Oil & Gas
Williams Companies, Inc. (The)	United States	Energy	Oil & Gas Storage & Transportation

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.

Global Natural Resources *(in thousands)* JUNE 30, 2010 (UNAUDITED)

COMMON STOCKS	Shares	Value
Bermuda – 1.01%		
Aquarius Platinum Limited (A)	100	$ 484
Bunge Limited	25	1,215
		1,699
Brazil – 5.16%		
Companhia de Saneamento de Minas Gerais (A)	148	2,048
Companhia Energetica de Minas Gerais – CEMIG, ADR	125	1,834
Companhia Vale de Rio Doce, ADR	18	426
Petroleo Brasileiro S.A. – Petrobras, ADR	9	302
Suzano Bahia Sul Papel E Celulose S.A. (A)	394	3,324
Tractebel Energia S.A. (A)	65	762
		8,696
British Virgin Islands – 0.07%		
A-Power Energy Generation Systems, Ltd. (B)	18	125
Canada – 13.21%		
Agnico-Eagle Mines Limited	27	1,641
Agrium Inc.	4	171
Barrick Gold Corporation	35	1,603
Canadian Natural Resources Limited (A)	170	5,641
Canadian Oil Sands Trust (A)	40	1,014
First Quantum Minerals Ltd. (A)	53	2,660
Goldcorp Inc.	36	1,579
Imperial Oil Limited (A)	33	1,199
MGM Energy Corp. (A)(B)	442	79
Migao Corporation (A)(B)(C)	50	279
Migao Corporation (A)(B)	5	26
Neo Material Technologies Inc. (A)(B)	35	118
Potash Corporation of Saskatchewan Inc.	32	2,717
Suncor Energy Inc. (A)	35	1,030
Teck Cominco Limited (A)	80	2,366
Uranium Participation Corporation (A)(B)	26	140
		22,263
Cayman Islands – 0.82%		
China High Speed Transmission Equipment Group Co., Ltd. (A)	500	1,050
Vinda International Holdings Limited (A)	385	325
		1,375
Chile – 0.22%		
Sociedad Quimica y Minera de Chile S.A., ADR	12	375
China – 3.63%		
Sino-Forest Corporation, Class A (A)(B)	135	1,922
Trina Solar Limited, ADR (B)	75	1,296
Yingli Green Energy Holding Company Limited, ADR (B)	285	2,901
		6,119
Cyprus – 0.08%		
Buried Hill Energy (Cyprus) Public Company Limited (A)(B)(D)	70	140
Germany – 0.09%		
Phoenix Solar Aktiengesellschaft, Sulzemoos (A)	4	151
Hong Kong – 0.22%		
Guangdong Investment Limited (A)	775	365

COMMON STOCKS (Continued)	Shares	Value
Indonesia – 2.00%		
PT Adaro Energy Tbk (A)	4,200	$ 912
PT Bumi Resources Tbk (A)	7,000	1,430
PT Tambang Batubara Bukit Asam (Persero) Tbk (A)	550	1,037
		3,379
Israel – 0.87%		
Israel Chemicals Ltd. (A)	141	1,469
Japan – 1.96%		
Mitsubishi Corporation (A)	160	3,310
Luxembourg – 0.16%		
Tenaris S.A., ADR	8	277
Marshall Islands – 0.06%		
Genco Shipping & Trading Limited (B)	7	105
Netherlands – 0.18%		
Chicago Bridge & Iron Company N.V., NY Shares (B)	16	301
Norway – 1.07%		
Seadrill Limited (A)	100	1,804
Panama – 0.39%		
McDermott International, Inc. (B)	30	650
Russia – 6.01%		
Mechel Steel Group OAO, ADR	160	2,902
OJSC Oil Company Rosneft, GDR (A)	145	884
Open Joint Stock Company "RusHydro", ADR (A)(B)	106	511
Open Joint Stock Company Gazprom, ADR (A)	260	4,896
Uralkali Group, GDR (A)	53	943
		10,136
Singapore – 1.18%		
Golden Agri-Resources Ltd (A)	1,250	469
Indofood Agri Resources Ltd. (A)(B)	352	527
Straits Asia Resources Limited (A)	700	989
		1,985
South Africa – 0.39%		
Impala Platinum Holdings Limited (A)	28	656
South Korea – 1.07%		
LG Chem, Ltd. (A)	6	1,555
Samsung SDI Co., Ltd. (A)	2	252
		1,807
Thailand – 0.87%		
Banpu Public Company Limited (A)	79	1,469
United Kingdom – 8.33%		
Antofagasta plc (A)	150	1,745
Randgold Resources Limited, ADR	64	6,064
Rio Tinto plc (A)	52	2,284
Rio Tinto plc, ADR	11	458
Xstrata plc (A)	267	3,496
		14,047

Global Natural Resources *(in thousands)*

COMMON STOCKS (Continued)	Shares	Value
United States – 37.98%		
Alpha Natural Resources, Inc. (B)	245	$ 8,298
Cabot Oil & Gas Corporation	145	4,540
Cameron International Corporation (B)	90	2,927
Celanese Corporation, Series A	95	2,366
CF Industries Holdings, Inc.	4	222
Chesapeake Energy Corporation	116	2,430
Cobalt International Energy, Inc. (B)	80	596
CONSOL Energy Inc.	70	2,363
Crown Holdings, Inc. (B)	15	376
El Paso Corporation	458	5,092
EOG Resources, Inc.	5	492
EXCO Resources, Inc.	79	1,159
Foster Wheeler Ltd. (B)	10	211
GrafTech International Ltd. (B)	130	1,901
Halliburton Company (E)	255	6,260
Oasis Petroleum LLC (B)	30	441
Occidental Petroleum Corporation	56	4,351
Owens-Illinois, Inc. (B)	61	1,613
Peabody Energy Corporation	43	1,683
Petrohawk Energy Corporation (B)	340	5,769
Plains Exploration and Production Company (B)	50	1,031
Range Resources Corporation	32	1,285
Rock-Tenn Company, Class A	26	1,281
Schlumberger Limited (E)	45	2,468
Smith International, Inc.	18	663
Southwestern Energy Company (B)	12	464
Williams Companies, Inc. (The)	205	3,747
		64,029
TOTAL COMMON STOCKS – 87.03%		**$146,732**
(Cost: $164,319)		

PREFERRED STOCKS		
Brazil – 1.36%		
Bradespar S.A. (A)	25	453
CESP – Companhia Energetica de Sao Paulo (A)	33	450
Companhia Energetica de Minas Gerais – CEMIG (A)	95	1,374
		2,277
United States – 0.14%		
Konarka Technologies, Inc., 8.0% Cumulative (B)(D)	68	244
TOTAL PREFERRED STOCKS – 1.50%		**$ 2,521**
(Cost: $2,463)		

CALL OPTIONS	Number of Contracts	Value
Barrick Gold Corporation, Jan $30.00, Expires 1–24–11	2	$ 2,741
Chevron Corporation, Dec $50.00, Expires 12–20–10	—*	655
El Paso Corporation, Jan $5.00, Expires 1–24–11	2	1,245
Exxon Mobil Corporation, Jan $40.00, Expires 1–24–11	1	1,522
Occidental Petroleum Corporation, Jan $60.00, Expires 1–24–11	—*	377
Williams Companies, Inc. (The), Jan $15.00, Expires 1–24–11	2	957
TOTAL CALL OPTIONS – 4.45%		**$ 7,497**
(Cost: $7,734)		

CORPORATE DEBT SECURITIES – 0.05%	Principal	
Brazil		
Bahia Sul Celulose S.A., 8.614%, 12–1–12 (C)(F)(G)	BRL180	**$ 88**
(Cost: $85)		

SHORT-TERM SECURITIES		
Commercial Paper (H) – 5.35%		
Heinz (H.J.) Finance Co. (Heinz (H.J.) Co.), 0.350%, 7–26–10	$ 3,500	3,499
Wisconsin Electric Power Co., 0.000%, 7–1–10	5,515	5,515
		9,014
Master Note – 0.46%		
Toyota Motor Credit Corporation, 0.228%, 7–1–10 (I)	769	769
United States Government Agency Obligations – 0.83%		
Overseas Private Investment Corporation, 0.250%, 9–15–10 (I)	1,412	1,412
TOTAL SHORT-TERM SECURITIES – 6.64%		**$ 11,195**
(Cost: $11,195)		
TOTAL INVESTMENT SECURITIES – 99.67%		**$168,033**
(Cost: $185,796)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.33%		**554**
NET ASSETS – 100.00%		**$168,587**

Notes to Schedule of Investments

The following forward foreign currency contracts were outstanding at June 30, 2010:

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Sell	Brazilian Real	Toronto-Dominion Bank (The)	1,400	7–16–10	$ —	$ 39
Sell	Brazilian Real	Mellon Bank N.A.	700	7–23–10	—	20
Sell	Brazilian Real	Toronto-Dominion Bank (The)	1,400	8–20–10	—	1
Sell	Brazilian Real	Royal Bank of Canada	1,400	9–3–10	—	2
Sell	Brazilian Real	Mellon Bank N.A.	1,600	9–17–10	—	36
Sell	Brazilian Real	Toronto-Dominion Bank (The)	1,440	9–24–10	17	—
Sell	British Pound	Royal Bank of Canada	587	7–16–10	29	—
Sell	British Pound	Royal Bank of Canada	260	7–16–10	—	1
Sell	British Pound	Mellon Bank N.A.	620	7–30–10	17	—
Sell	British Pound	Toronto-Dominion Bank (The)	1,380	8–20–10	—	74
Sell	Canadian Dollar	Toronto-Dominion Bank (The)	3,140	8–20–10	—	7
Sell	Canadian Dollar	Mellon Bank N.A.	3,135	9–17–10	97	—
Sell	Canadian Dollar	Mellon Bank N.A.	2,700	9–24–10	118	—
Sell	Euro	Toronto-Dominion Bank (The)	50	7–16–10	5	—
Sell	Euro	Toronto-Dominion Bank (The)	13	7–16–10	—	—*
Sell	Japanese Yen	Mellon Bank N.A.	105,500	9–1–10	—	48
Sell	Japanese Yen	Toronto-Dominion Bank (The)	46,300	9–15–10	—	21
Sell	South African Rand	Royal Bank of Canada	1,650	7–14–10	10	—
Sell	South African Rand	Royal Bank of Canada	210	7–14–10	—	—*
Sell	South African Rand	Scotia Capital Inc. (USA)	210	7–28–10	1	—
Sell	South African Rand	Toronto-Dominion Bank (The)	260	9–1–10	1	—
Sell	South African Rand	Toronto-Dominion Bank (The)	350	9–1–10	—	1
					$295	$250

*Not shown due to rounding.

(A)Listed on an exchange outside the United States.

(B)No dividends were paid during the preceding 12 months.

(C)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be illiquid under guidelines established by the Board of Trustees. At June 30, 2010, the total value of these securities amounted to $367 or 0.22% of net assets.

(D)Illiquid restricted securities. At June 30, 2010, the Portfolio owned the following restricted securities:

Security	Acquisition Date(s)	Shares	Cost	Market Value
Buried Hill Energy (Cyprus) Public Company Limited	5–1–07 to 4–17–08	70	$118	$140
Konarka Technologies, Inc., 8.0% Cumulative	8–31–07	68	211	244
			$329	$384

The total value of these securities represented approximately 0.23% of net assets at June 30, 2010.

(E)Securities serve as collateral for the following open futures contracts at June 30, 2010:

Description	Type	Expiration Date	Number of Contracts	Market Value	Unrealized Appreciation
S&P/Toronto Stock Exchange 60 Index	Short	9–17–10	—*	$ (6,440)	$182
S&P 500 E-mini	Short	9–17–10	—*	(9,239)	547
				$(15,679)	$729

(F)Principal amounts are denominated in the indicated foreign currency, where applicable (BRL – Brazilian Real).

(G)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2010.

(H)Rate shown is the yield to maturity at June 30, 2010.

(I)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2010. Date shown represents the date the variable rate resets.

The following acronyms are used throughout this schedule:
ADR = American Depositary Receipts
GDR = Global Depositary Receipts

Market Sector Diversification		Market Sector Diversification (Continued)	
(as a % of net assets)		(as a % of net assets)	
Energy	47.09%	Consumer Staples	1.50%
Materials	27.86%	Financials	0.35%
Industrials	7.12%	Information Technology	0.29%
Utilities	4.37%	Other+	11.42%

+Includes options, cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

Asset Allocation



Stocks 98.27%

Cash and Cash Equivalents 1.73%

Stocks	98.27%
Information Technology	39.32%
Consumer Discretionary	15.71%
Health Care	12.88%
Financials	9.89%
Industrials	6.44%
Energy	6.24%
Consumer Staples	5.50%
Materials	2.29%
Cash and Cash Equivalents	**1.73%**

Top 10 Equity Holdings

Company	Sector
Apple Inc.	Information Technology
Colgate-Palmolive Company	Consumer Staples
Microchip Technology Incorporated	Information Technology
Hewlett-Packard Company	Information Technology
Cisco Systems, Inc.	Information Technology
Google Inc., Class A	Information Technology
Schlumberger Limited	Energy
JPMorgan Chase & Co.	Financials
Microsoft Corporation	Information Technology
Wynn Resorts, Limited	Consumer Discretionary

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.

Growth *(in thousands)* JUNE 30, 2010 (UNAUDITED)

COMMON STOCKS	Shares	Value
Aerospace & Defense – 1.41%		
Precision Castparts Corp.	105	$ 10,796
Air Freight & Logistics – 0.74%		
FedEx Corporation	80	5,630
Asset Management & Custody Banks – 2.02%		
T. Rowe Price Group, Inc.	349	15,492
Biotechnology – 1.34%		
Gilead Sciences, Inc. (A)	299	10,260
Casinos & Gaming – 2.91%		
Wynn Resorts, Limited	292	22,240
Communications Equipment – 4.46%		
Cisco Systems, Inc. (A)	1,425	30,373
QUALCOMM Incorporated	115	3,782
		34,155
Computer Hardware – 10.52%		
Apple Inc. (A)	198	49,728
Hewlett-Packard Company	708	30,655
		80,383
Computer Storage & Peripherals – 2.89%		
NetApp, Inc. (A)	592	22,085
Consumer Finance – 1.76%		
American Express Company	340	13,494
Data Processing & Outsourced Services – 2.53%		
Visa Inc., Class A	274	19,378
Department Stores – 3.27%		
Kohl's Corporation (A)	426	20,255
Nordstrom, Inc.	149	4,783
		25,038
Diversified Banks – 1.73%		
Wells Fargo & Company	518	13,253
Electrical Components & Equipment – 2.52%		
Emerson Electric Co.	443	19,333
Environmental & Facilities Services – 0.76%		
Stericycle, Inc. (A)	89	5,843
Fertilizers & Agricultural Chemicals – 0.40%		
Monsanto Company	66	3,037
Footwear – 1.06%		
NIKE, Inc., Class B	120	8,106
General Merchandise Stores – 1.49%		
Target Corporation	231	11,373
Health Care Equipment – 2.33%		
Intuitive Surgical, Inc. (A)	36	11,362
Stryker Corporation	129	6,458
		17,820

COMMON STOCKS (Continued)	Shares	Value
Home Improvement Retail – 2.15%		
Home Depot, Inc. (The)	405	$ 11,374
Lowe's Companies, Inc.	249	5,080
		16,454
Hotels, Resorts & Cruise Lines – 2.60%		
Carnival Corporation	344	10,412
Starwood Hotels & Resorts Worldwide, Inc.	230	9,510
		19,922
Household Products – 4.72%		
Colgate-Palmolive Company	458	36,088
Industrial Gases – 0.83%		
Praxair, Inc.	84	6,376
Industrial Machinery – 1.01%		
Danaher Corporation	208	7,706
Internet Retail – 0.76%		
Amazon.com, Inc. (A)	53	5,824
Internet Software & Services – 3.95%		
Google Inc., Class A (A)	68	30,239
IT Consulting & Other Services – 2.58%		
Cognizant Technology Solutions Corporation, Class A (A)	394	19,734
Life Sciences Tools & Services – 1.89%		
Thermo Fisher Scientific Inc. (A)	295	14,484
Oil & Gas Equipment & Services – 6.24%		
Halliburton Company	299	7,338
National Oilwell Varco, Inc.	203	6,710
Schlumberger Limited	541	29,923
Smith International, Inc.	101	3,791
		47,762
Other Diversified Financial Services – 3.89%		
JPMorgan Chase & Co.	810	29,651
Personal Products – 0.78%		
Estee Lauder Companies Inc. (The), Class A	107	5,980
Pharmaceuticals – 7.32%		
Abbott Laboratories	327	15,302
Allergan, Inc.	334	19,470
Teva Pharmaceutical Industries Limited, ADR	407	21,176
		55,948
Restaurants – 1.47%		
Starbucks Corporation	462	11,224
Semiconductors – 7.81%		
Altera Corporation	227	5,634
Broadcom Corporation, Class A	375	12,360
Linear Technology Corporation	237	6,602
Microchip Technology Incorporated	1,269	35,197
		59,793
Specialized Finance – 0.49%		
CME Group Inc.	13	3,773

Growth *(in thousands)* JUNE 30, 2010 (UNAUDITED)

COMMON STOCKS (Continued)	Shares	Value
Specialty Chemicals – 1.06%		
Ecolab Inc.	181	$ 8,141
Systems Software – 4.58%		
Microsoft Corporation	1,124	25,863
VMware, Inc., Class A (A)	147	9,182
		35,045
TOTAL COMMON STOCKS – 98.27%		**$751,860**
(Cost: $719,323)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper (B) – 1.45%		
Hewlett-Packard Company, 0.210%, 7–9–10	$4,781	4,781
Wisconsin Electric Power Co., 0.000%, 7–1–10	6,344	6,344
		11,125
Master Note – 0.40%		
Toyota Motor Credit Corporation, 0.228%, 7–1–10 (C)	3,063	3,063
TOTAL SHORT-TERM SECURITIES – 1.85%		**$ 14,188**
(Cost: $14,188)		
TOTAL INVESTMENT SECURITIES – 100.12%		**$766,048**
(Cost: $733,511)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.12%)		**(918)**
NET ASSETS – 100.00%		**$765,130**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Rate shown is the yield to maturity at June 30, 2010.

(C)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2010. Date shown represents the date that the variable rate resets.

The following acronym is used throughout this schedule:
ADR = American Depositary Receipts

See Accompanying Notes to Financial Statements.

Asset Allocation



Bonds 96.23%

Cash and Cash Equivalents and Equities 3.77%

Bonds	**96.23%**
Corporate Debt Securities	90.19%
Senior Loans	6.04%
Cash and Cash Equivalents and Equities	**3.77%**

Quality Weightings



Non-Investment Grade 94.42%

Cash and Cash Equivalents and Equities 3.77%

Investment Grade 1.81%

Investment Grade	**1.81%**
BBB	1.81%
Non-Investment Grade	**94.42%**
BB	19.56%
B	50.55%
CCC	20.37%
Below CCC	0.40%
Non-rated	3.54%
Cash and Cash Equivalents and Equities	**3.77%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's.

High Income *(in thousands)*

COMMON STOCKS	Shares	Value
Casinos & Gaming – 0.05%		
Pinnacle Entertainment, Inc. (A)	13	$ 118
Food Distributors – 0.17%		
Dole Food Company, Inc. (A)	36	373
Oil & Gas Storage & Transportation – 0.18%		
Inergy, L.P.	10	396
Railroads – 0.26%		
Kansas City Southern (A)	15	546
Thrifts & Mortgage Finance – 0.26%		
PMI Group, Inc. (The) (A)	187	540
Wireless Telecommunication Service – 0.05%		
NII Holdings, Inc. (A)	4	114
TOTAL COMMON STOCKS – 0.97%		**$ 2,087**
(Cost: $2,919)		

PREFERRED STOCKS – 0.35%		
Communications Equipment		
Lucent Technologies Capital Trust I, 7.75% Cumulative (A)	1	**$ 761**
(Cost: $868)		

WARRANTS – 0.04%		
Fishery		
ASG Consolidated LLC, Warrants	1	**$ 91**
(Cost: $72)		

CORPORATE DEBT SECURITIES	Principal	Value
Aerospace & Defense – 0.24%		
Global Aviation Holdings, Inc., 14.000%, 8–15–13 (B)	$ 500	518
Agricultural Products – 0.40%		
Southern States Cooperative, Inc., 11.250%, 5–15–15 (B)	900	864
Apparel, Accessories & Luxury Goods – 0.36%		
Oxford Industries, Inc., 11.375%, 7–15–15	700	770
Auto Parts & Equipment – 2.05%		
Allison Transmission, 11.000%, 11–1–15 (B)	500	524
ArvinMeritor, Inc., 10.625%, 3–15–18	300	318
AutoNation, Inc., 6.750%, 4–15–18	500	493
Oshkosh Corporation:		
8.250%, 3–1–17	120	125
8.500%, 3–1–20	120	125
Sonic Automotive, Inc., 9.000%, 3–15–18	2,780	2,821
		4,406

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Automobile Manufacturers – 2.62%		
Affinia Group Inc.:		
9.000%, 11–30–14	$ 941	$ 946
10.750%, 8–15–16 (B)	1,840	2,005
Asbury Automotive Group, Inc., 7.625%, 3–15–17	225	212
UCI Holdco, Inc., 8.537%, 12–15–13 (C)(D)	1,317	1,271
United Auto Group, Inc., 7.750%, 12–15–16	1,250	1,175
		5,609
Banking – 0.72%		
JPMorgan Chase & Co., 7.900%, 4–29–49 (D)	1,500	1,546
Broadband – 1.59%		
Broadview Networks Holdings, Inc., 11.375%, 9–1–12	920	892
Clearwire Communications LLC:		
12.000%, 12–1–15 (B)	1,060	1,056
12.000%, 12–1–15 (B)	720	714
Level 3 Financing, Inc.:		
9.250%, 11–1–14	150	136
10.000%, 2–1–18 (B)	700	620
		3,418
Broadcasting – 1.24%		
Gray Television, Inc., 10.500%, 6–29–15 (B)	460	446
SIRIUS XM Radio Inc., 8.750%, 4–1–15 (B)	2,265	2,231
		2,677
Building Products – 4.91%		
Ainsworth Lumber Co. Ltd., 11.000%, 7–29–15 (B)(C)	3,690	3,311
Goodman Global Group, Inc.:		
0.000%, 12–15–14 (B)(E)	3,595	2,193
13.500%, 2–15–16	1,300	1,430
Hillman Group, Inc. (The), 10.875%, 6–1–18 (B)	1,005	1,035
Norcraft Companies, L.P. and Norcraft Finance Corp.:		
9.750%, 9–1–12	728	689
10.500%, 12–15–15 (B)	590	608
Ply Gem Industries, Inc., 11.750%, 6–15–13	1,250	1,306
		10,572
Cable & Satellite – 2.40%		
Cablevision Systems Corporation:		
7.750%, 4–15–18	150	150
8.000%, 4–15–20	200	203
CCO Holdings, LLC and CCO Holdings Capital Corp.:		
7.875%, 4–30–18 (B)	240	241
8.125%, 4–30–20 (B)	160	164
CSC Holdings, Inc.:		
8.500%, 6–15–15 (B)	600	623
8.625%, 2–15–19 (B)	250	263
DISH DBS Corporation, 7.875%, 9–1–19	1,750	1,819
EchoStar DBS Corporation, 7.750%, 5–31–15	1,500	1,545

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Cable & Satellite (Continued)		
Insight Communications Company, Inc.,		
9.375%, 7–15–18 (F)	$ 160	$ 160
		5,168
Capital Goods – 0.59%		
RBS Global, Inc. and Rexnord LLC,		
11.750%, 8–1–16	1,225	1,277
Casinos & Gaming – 2.46%		
Harrah's Entertainment, Inc.,		
12.750%, 4–15–18 (B)	320	306
Inn of the Mountain Gods Resort and Casino,		
12.000%, 11–15–10 (G)	1,750	848
MGM MIRAGE:		
10.375%, 5–15–14	325	353
7.625%, 1–15–17	500	391
11.125%, 11–15–17	650	717
11.375%, 3–1–18 (B)	750	705
9.000%, 3–15–20 (B)	400	411
Peninsula Gaming, LLC:		
8.375%, 8–15–15	550	548
10.750%, 8–15–17	400	398
Pinnacle Entertainment, Inc.:		
8.625%, 8–1–17 (B)	525	541
8.750%, 5–15–20 (B)	80	74
		5,292
Chemicals – 1.02%		
JohnsonDiversey Holdings, Inc.:		
8.250%, 11–15–19 (B)	1,000	1,029
10.500%, 5–15–20 (B)	750	833
LCI Escrow Corporation,		
8.000%, 11–1–17 (B)	320	330
		2,192
Construction Materials – 3.03%		
CEMEX Finance LLC,		
9.500%, 12–14–16 (B)	1,050	1,013
Headwaters Incorporated,		
11.375%, 11–1–14 (B)	2,315	2,338
Headwaters Incorporated, Convertible:		
2.500%, 2–1–14	375	264
14.750%, 2–1–14 (F)	1,696	1,753
16.000%, 6–1–16	550	624
16.000%, 6–1–16 (B)	450	511
		6,503
Consumer Finance – 0.62%		
Ford Motor Credit Company LLC:		
8.000%, 12–15–16	1,000	1,024
8.125%, 1–15–20	300	306
		1,330
Consumer Products – 1.41%		
Prestige Brands, Inc.,		
8.250%, 4–1–18 (B)	1,000	1,008
Visant Holding Corp.,		
8.750%, 12–1–13	2,010	2,030
		3,038
Containers – 0.99%		
Graham Packaging Company, L.P. and		
GPC Capital Corp. I,		
9.875%, 10–15–14	1,000	1,023

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Containers (Continued)		
Plastipak Holdings, Inc.:		
8.500%, 12–15–15 (B)	$ 130	$ 130
10.625%, 8–15–19 (B)	880	977
		2,130
Diversified Chemicals – 0.51%		
Solutia Inc.,		
7.875%, 3–15–20	1,090	1,087
Diversified Metals & Mining – 0.20%		
Teck Cominco Limited,		
6.125%, 10–1–35	435	433
Diversified Real Estate Activities – 0.29%		
DuPont Fabros Technology, Inc.,		
8.500%, 12–15–17 (B)	600	615
Diversified Telecom – 1.13%		
PAETEC Holding Corp.,		
9.500%, 7–15–15	570	554
Qwest Communications International Inc.:		
8.000%, 10–1–15	800	822
7.125%, 4–1–18 (B)	1,050	1,048
		2,424
Electrical Components & Equipment – 0.37%		
International Wire Group, Inc.,		
9.750%, 4–15–15 (B)	800	792
Environmental Services – 0.68%		
Geokinetics Holdings USA, Inc.,		
9.750%, 12–15–14 (B)	1,715	1,466
Fertilizers & Agricultural Chemicals – 0.07%		
Phibro Animal Health Corporation,		
9.250%, 7–1–18 (B)	160	159
Finance – 5.23%		
Bankrate Inc.,		
11.750%, 7–15–15 (B)	1,875	1,858
CEVA Group plc,		
11.500%, 4–1–18 (B)	240	244
CIT Group, Inc.:		
7.000%, 5–1–13	1,950	1,867
7.000%, 5–1–17	2,330	2,096
CNG Holdings, Inc.,		
12.250%, 2–15–15 (B)	1,000	1,010
CPM Holdings, Inc.,		
10.625%, 9–1–14 (B)	1,250	1,320
Credit Acceptance Corporation,		
9.125%, 2–1–17 (B)	640	643
Dollar Financial Corp.,		
10.375%, 12–15–16 (B)	1,000	1,015
Icahn Enterprises L.P.,		
8.000%, 1–15–18 (B)	1,050	1,019
TMX Finance LLC and TitleMax Finance Corp,		
13.250%, 7–15–15 (B)	188	196
		11,268
Fishery – 1.30%		
American Seafoods Group LLC,		
10.750%, 5–15–16 (B)	1,660	1,706

High Income *(in thousands)* JUNE 30, 2010 (UNAUDITED)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Fishery (Continued)		
ASG Consolidated LLC,		
15.000%, 5–15–17 (B)	$1,200	$ 1,083
		2,789
Food Distributors – 2.03%		
Dole Food Company, Inc.,		
13.875%, 3–15–14	2,092	2,452
Viskase Companies, Inc.:		
9.875%, 1–15–18 (B)	1,625	1,633
9.875%, 1–15–18 (F)	300	302
		4,387
Health Care Equipment – 1.05%		
Biomet, Inc.:		
10.000%, 10–15–17	750	806
10.375%, 10–15–17	500	538
11.625%, 10–15–17	850	920
		2,264
Health Care Facilities – 1.90%		
HCA Inc.:		
9.625%, 11–15–16	1	1
9.875%, 2–15–17	300	323
8.500%, 4–15–19	1,000	1,060
7.875%, 2–15–20	500	514
7.250%, 9–15–20	300	302
HealthSouth Corporation,		
8.125%, 2–15–20	1,925	1,891
		4,091
Health Care Facilities / Supplies – 4.94%		
Catalent Pharma Solutions, Inc.:		
9.500%, 4–15–15 (C)	925	863
9.750%, 4–15–17 (H)	EUR275	298
OnCure Holdings, Inc.,		
11.750%, 5–15–17 (B)	$ 800	750
Radiation Therapy Services, Inc.,		
9.875%, 4–15–17 (B)	1,120	1,075
ReAble Therapeutics Finance LLC and ReAble Therapeutics Finance Corporation:		
10.875%, 11–15–14	330	347
11.750%, 11–15–14	1,500	1,530
Rural/Metro Corporation,		
12.750%, 3–15–16	1,415	1,491
United Surgical Partners International, Inc.,		
8.875%, 5–1–17	2,000	1,994
US Oncology, Inc.,		
10.750%, 8–15–14	2,230	2,285
		10,633
Hotels, Resorts & Cruise Lines – 1.07%		
Gaylord Entertainment Company,		
6.750%, 11–15–14	2,400	2,310
Household Products – 0.15%		
Simmons Bedding Company,		
11.250%, 7–15–15 (B)	300	322
Independent Finance – 0.18%		
American General Finance Corporation,		
6.900%, 12–15–17	500	398

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Industrial – Other – 1.18%		
Bombardier Inc.:		
7.500%, 3–15–18 (B)	$ 480	$ 494
7.750%, 3–15–20 (B)	600	623
J.B. Poindexter & Co., Inc.,		
8.750%, 3–15–14	1,518	1,419
		2,536
Internet Software & Services – 1.92%		
Equinix, Inc.,		
8.125%, 3–1–18	600	614
SAVVIS, Inc., Convertible,		
3.000%, 5–15–12	1,710	1,607
Terremark Worldwide, Inc.,		
12.000%, 6–15–17	1,700	1,912
		4,133
IT Consulting & Other Services – 1.12%		
SunGard Data Systems Inc.,		
10.625%, 5–15–15	600	641
Telvent GIT, S.A., Convertible,		
5.500%, 4–15–15 (B)	2,000	1,780
		2,421
Leisure – 1.13%		
Cinemark USA, Inc.,		
8.625%, 6–15–19	1,000	1,005
Speedway Motorsports, Inc.,		
8.750%, 6–1–16	1,350	1,418
		2,423
Machinery – 1.05%		
Case Corporation,		
7.250%, 1–15–16	450	451
Case New Holland, Inc.,		
7.875%, 12–1–17 (B)	720	725
Terex Corporation,		
10.875%, 6–1–16	1,000	1,078
		2,254
Metals / Mining – 1.03%		
Compass Minerals International, Inc.,		
8.000%, 6–1–19	700	715
Ryerson Inc.,		
12.000%, 11–1–15	750	768
Severstal Columbus LLC,		
10.250%, 2–15–18 (B)	720	743
		2,226
Movies & Entertainment – 1.11%		
AMC Entertainment Inc.,		
11.000%, 2–1–16	1,500	1,575
Marquee Holdings Inc.,		
9.505%, 8–15–14	1,000	823
		2,398
Office Services & Supplies – 0.56%		
Interface, Inc.,		
11.375%, 11–1–13	1,070	1,198
Oil & Gas Exploration & Production – 1.97%		
Anadarko Petroleum Corporation,		
5.950%, 9–15–16	1,050	904
Chesapeake Energy Corporation,		
9.500%, 2–15–15	2,625	2,901
Petrohawk Energy Corporation,		
10.500%, 8–1–14	400	430
		4,235

High Income *(in thousands)*

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Oil & Gas Storage & Transportation – 2.13%		
Copano Energy, L.L.C.,		
8.125%, 3–1–16	$ 650	$ 640
El Paso Corporation,		
8.250%, 2–15–16	275	288
Inergy, L.P.:		
8.750%, 3–1–15	1,600	1,628
8.250%, 3–1–16	2,000	2,025
		4,581
Oil Equipment – 0.23%		
Thermon Industries, Inc.,		
9.500%, 5–1–17 (B)	480	487
Oil Refining & Marketing – 1.75%		
McMoRan Exploration Co.,		
11.875%, 11–15–14	1,250	1,275
Quicksilver Resources Inc.:		
11.750%, 1–1–16	600	662
7.125%, 4–1–16	400	369
RDS Ultra-Deepwater Ltd,		
11.875%, 3–15–17 (B)	1,560	1,470
		3,776
Paper & Forest Products – 1.00%		
Appleton Papers Inc.:		
10.500%, 6–15–15 (B)	1,000	945
11.250%, 12–15–15 (B)	675	574
PE Paper Escrow GmbH,		
12.000%, 8–1–14 (B)	580	637
		2,156
Pharmaceuticals – 1.74%		
BioScrip, Inc.,		
10.250%, 10–1–15 (B)	480	475
Mylan Inc.:		
7.625%, 7–15–17 (B)	570	581
7.875%, 7–15–20 (B)	320	326
PharmaNet Development Group Inc.,		
10.875%, 4–15–17 (B)	440	429
Quintiles Transnational Holdings Inc,		
9.500%, 12–30–14 (B)	1,915	1,926
		3,737
Publishing – 0.96%		
Nielsen Finance LLC and Nielsen Finance Co.:		
11.500%, 5–1–16	1,200	1,311
0.000%, 8–1–16 (I)	800	762
		2,073
Railroads – 1.45%		
Kansas City Southern de Mexico, S.A. de C.V.:		
12.500%, 4–1–16	971	1,160
8.000%, 2–1–18 (B)	1,900	1,967
		3,127
Restaurants – 1.56%		
NPC International, Inc.,		
9.500%, 5–1–14	3,355	3,355
Retail Propane Distributors – 0.59%		
Ferrellgas, L.P. and Ferrellgas Finance Corp.,		
9.125%, 10–1–17 (B)	1,000	1,042
Suburban Propane Partners, L.P. and Suburban Energy Finance Corp.,		
7.375%, 3–15–20	230	233
		1,275

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Retail Stores – 2.20%		
Limited Brands, Inc.:		
8.500%, 6–15–19	$1,400	$ 1,509
7.000%, 5–1–20	320	322
Pantry, Inc. (The),		
7.750%, 2–15–14	900	869
QVC, Inc.,		
7.500%, 10–1–19 (B)	1,750	1,718
Rite Aid Corporation,		
9.750%, 6–12–16	300	314
		4,732
Service – Other – 8.13%		
Interpublic Group of Companies, Inc. (The),		
10.000%, 7–15–17	2,000	2,205
KAR Holdings, Inc.:		
8.750%, 5–1–14	749	753
10.000%, 5–1–15	1,339	1,366
Laureate Education, Inc.:		
10.000%, 8–15–15 (B)	1,750	1,741
11.000%, 8–15–15 (B)(C)	3,965	3,880
11.750%, 8–15–17 (B)	1,125	1,153
SITEL, LLC and SITEL Finance Corp.,		
11.500%, 4–1–18 (B)	790	731
West Corporation:		
9.500%, 10–15–14	1,500	1,508
11.000%, 10–15–16	4,090	4,161
		17,498
Specialty Chemicals – 0.96%		
Huntsman International LLC:		
7.375%, 1–1–15	850	795
5.500%, 6–30–16 (B)	300	263
8.625%, 3–15–20 (B)	1,100	1,017
		2,075
Technology – 5.01%		
Global Geophysical Services, Inc.,		
10.500%, 5–1–17 (B)	1,240	1,190
Hutchinson Technology Incorporated, Convertible,		
3.250%, 1–15–26	750	608
Jabil Circuit, Inc.:		
7.750%, 7–15–16	1,520	1,588
8.250%, 3–15–18	1,385	1,468
KEMET Corporation,		
10.500%, 5–1–18 (B)	1,400	1,386
Xerox Capital Trust I,		
8.000%, 2–1–27	4,500	4,531
		10,771
Telecommunications – 0.19%		
Intergra Telecom Holdings, Inc.,		
10.750%, 4–15–16 (B)	410	401
Utilities – 0.87%		
AES Corporation (The),		
9.750%, 4–15–16 (B)	1,750	1,881
Wireless Telecommunication Service – 2.60%		
Crown Castle International Corp.:		
9.000%, 1–15–15	1,500	1,586
7.125%, 11–1–19	400	391
Digicel Group Limited,		
10.500%, 4–15–18 (B)	928	957
MetroPCS Communications, Inc.,		
9.250%, 11–1–14	400	412

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Wireless Telecommunication Service (Continued)		
SBA Telecommunications, Inc.:		
8.000%, 8–15–16 (B)	$ 300	$ 311
8.250%, 8–15–19 (B)	300	316
Sprint Nextel Corporation,		
8.375%, 8–15–17	200	200
Wind Acquisition Finance S.A.,		
11.750%, 7–15–17 (B)	685	702
WireCo WorldGroup Inc.,		
9.500%, 5–15–17 (B)	750	731
		5,606
TOTAL CORPORATE DEBT SECURITIES – 90.19%		**$194,103**
(Cost: $191,127)		
SENIOR LOANS		
Casinos & Gaming – 0.80%		
Las Vegas Sands, LLC:		
2.100%, 5–23–14 (D)	1,630	1,440
2.100%, 5–23–14 (D)	329	291
		1,731
Diversified Support Services – 1.64%		
N.E.W. Holdings I, LLC:		
9.500%, 3–5–17 (D)	3,493	3,428
9.500%, 3–5–17 (D)	53	52
9.500%, 3–5–17 (D)	53	52
		3,532
Hypermarkets & Super Centers – 0.52%		
Roundy's Supermarkets, Inc.,		
10.000%, 4–5–16 (D)	1,120	1,123
Internet Software & Services – 0.47%		
Springboard Finance, L.L.C.,		
7.000%, 2–2–15 (D)	1,027	1,013
Retail Stores – 1.32%		
Rite Aid Corporation,		
9.500%, 6–5–15 (D)	2,790	2,823

SENIOR LOANS (Continued)	Principal	Value
Telecommunications – 0.71%		
Integra Telecom Holdings, Inc.:		
9.250%, 4–7–15 (D).	$ 240	$ 239
9.250%, 4–7–15 (D).	240	239
Mitel Networks Corporation,		
7.460%, 8–15–15 (D).	224	204
U.S. Telepacific Corp.,		
9.250%, 7–25–15 (D).	848	842
		1,524
Utilities – 0.58%		
Energy Future Competitive Holdings Company and Texas Competitive Electric Holdings Company, LLC:		
3.500%, 10–10–14 (D)	638	471
3.850%, 10–10–14 (D).	143	106
4.033%, 10–10–14 (D)	9	6
Texas Competitive Electric Holdings Company, LLC,		
4.066%, 10–10–14 (D)	912	673
		1,256
TOTAL SENIOR LOANS – 6.04%		**$ 13,002**
(Cost: $13,513)		
SHORT-TERM SECURITIES		
Commercial Paper (J) – 0.93%		
Heinz (H.J.) Finance Co. (Heinz (H.J.) Co.),		
0.370%, 7–21–10	2,000	2,000
Master Note – 0.84%		
Toyota Motor Credit Corporation,		
0.228%, 7–1–10 (K)	1,816	1,816
TOTAL SHORT-TERM SECURITIES – 1.77%		**$ 3,816**
(Cost: $3,816)		
TOTAL INVESTMENT SECURITIES – 99.36%		**$213,860**
(Cost: $212,315)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.64%		1,368
NET ASSETS – 100.00%		**$215,228**

Notes to Schedule of Investments

The following forward foreign currency contracts were outstanding at June 30, 2010:

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Sell	Euro	Citibank, N.A.	14	10–15–10	$ 5	$ —
Sell	Euro	Citibank, N.A.	13	4–15–11	5	—
Sell	Euro	Citibank, N.A.	13	10–14–11	4	—
Sell	Euro	Citibank, N.A.	13	4–13–12	3	—
Sell	Euro	Citibank, N.A.	13	10–15–12	3	—
Sell	Euro	Citibank, N.A.	13	4–15–13	3	—
Sell	Euro	Citibank, N.A.	13	10–15–13	3	—
Sell	Euro	Citibank, N.A.	13	4–15–14	3	—
Sell	Euro	Citibank, N.A.	14	10–15–14	3	—
Sell	Euro	Citibank, N.A.	14	4–15–15	3	—
Sell	Euro	Citibank, N.A.	14	10–15–15	3	—
Sell	Euro	Citibank, N.A.	13	4–15–16	3	—
Sell	Euro	Citibank, N.A.	14	10–14–16	3	—
Sell	Euro	Citibank, N.A.	289	4–13–17	73	—
					$117	$ —

(A) No dividends were paid during the preceding 12 months.

(B) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid under guidelines established by the Board of Trustees. At June 30, 2010, the total value of these securities amounted to $79,178 or 36.79% of net assets.

(C) Payment-in-kind bonds.

(D) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2010.

(E) Zero coupon bond.

(F) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be illiquid under guidelines established by the Board of Trustees. At June 30, 2010, the total value of these securities amounted to $2,215 or 1.03% of net assets.

(G) Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(H) Principal amounts are denominated in the indicated foreign currency, where applicable (EUR – Euro).

(I) Securities do not bear interest for an initial period of time and subsequently become interest bearing.

(J) Rate shown is the yield to maturity at June 30, 2010.

(K) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2010. Date shown represents the date that the variable rate resets.

See Accompanying Notes to Financial Statements.

International Core Equity

ALL DATA IS AS OF JUNE 30, 2010 (UNAUDITED)

Asset Allocation


Stocks 93.44%
Cash and Cash Equivalents 6.56%

Stocks	**93.44%**
Financials	16.96%
Consumer Discretionary	16.00%
Telecommunication Services	10.84%
Industrials	10.15%
Energy	9.32%
Materials	8.20%
Consumer Staples	7.48%
Information Technology	7.30%
Health Care	5.75%
Utilities	1.44%
Cash and Cash Equivalents	**6.56%**

Country Weightings


Europe 46.74%
Pacific Basin 38.49%
North America 4.97%
South America 2.83%
Other 0.41%
Cash and Cash Equivalents 6.56%

Europe	**46.74%**
United Kingdom	16.80%
France	12.58%
Germany	5.19%
Switzerland	4.49%
Other Europe	7.68%
Pacific Basin	**38.49%**
Japan	13.60%
Australia	12.06%
Hong Kong	4.38%
Taiwan	3.74%
Other Pacific Basin	4.71%
North America	**4.97%**
South America	**2.83%**
Other	**0.41%**
Cash and Cash Equivalents	**6.56%**

Top 10 Equity Holdings

Company	Country	Sector	Industry
TOTAL S.A.	France	Energy	Integrated Oil & Gas
Vodafone Group plc	United Kingdom	Telecommunication Services	Wireless Telecommunication Service
Foster's Group Limited	Australia	Consumer Staples	Brewers
Unilever plc	United Kingdom	Consumer Staples	Packaged Foods & Meats
Cheung Kong (Holdings) Limited	Hong Kong	Financials	Real Estate Development
Sanofi-Aventis	France	Health Care	Pharmaceuticals
Royal Dutch Shell plc, Class A	United Kingdom	Energy	Integrated Oil & Gas
Telstra Corporation Limited	Australia	Telecommunication Services	Integrated Telecommunication Services
Taiwan Semiconductor Manufacturing Company Ltd.	Taiwan	Information Technology	Semiconductors
AstraZeneca plc	United Kingdom	Health Care	Pharmaceuticals

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.

International Core Equity (in thousands) JUNE 30, 2010 (UNAUDITED)

COMMON STOCKS	Shares	Value
Australia – 12.06%		
Amcor Limited (A)	1,312	$ 6,995
Australia and New Zealand Banking Group Limited (A)	283	5,075
Crown Limited (A)	1,023	6,633
Foster's Group Limited (A)	2,181	10,328
John Fairfax Holdings Limited (A)	4,293	4,691
Myer Holdings Limited (A)	2,261	5,966
Orica Limited (A)	308	6,474
Telstra Corporation Limited (A)	3,376	9,203
		55,365
Brazil – 2.83%		
Companhia Energetica de Minas Gerais – CEMIG, ADR	451	6,613
Vivo Participacoes S.A., ADR	246	6,370
		12,983
Canada – 1.49%		
Canadian Natural Resources Limited (A)	206	6,823
China – 3.32%		
China Mobile Limited (A)	763	7,578
Industrial and Commercial Bank of China Limited, H Shares (A)(B)	7,148	5,195
Industrial and Commercial Bank of China Limited, H Shares (A)	3,373	2,452
		15,225
France – 12.58%		
ALSTOM (A)	133	6,040
AXA S.A. (A)	394	6,020
Sanofi-Aventis (A)	156	9,386
Schneider Electric S.A. (A)	52	5,265
Societe Generale (A)	151	6,234
TOTAL S.A. (A)	370	16,509
Vivendi Universal (A)	407	8,270
		57,724
Germany – 5.19%		
Bayer Aktiengesellschaft (A)	125	6,992
DaimlerChrysler AG, Registered Shares (A)	124	6,273
Deutsche Boerse AG (A)	81	4,943
Deutsche Lufthansa Aktiengesellschaft (A)	404	5,597
		23,805
Greece – 0.64%		
Coca-Cola Hellenic Bottling Company S.A. (A)	137	2,943
Hong Kong – 4.38%		
Cheung Kong (Holdings) Limited (A)	818	9,440
Esprit Holdings Limited (A)	890	4,783
New World Development Company Limited (A)	3,628	5,890
		20,113
Israel – 0.41%		
Bezeq – Israel Telecommunication Corp., Ltd. (The) (A)	871	1,904
Italy – 1.13%		
Mediaset S.p.A. (A)	910	5,174
Japan – 13.60%		
Bridgestone Corporation (A)	508	8,036
Canon Inc. (A)	134	4,987

COMMON STOCKS (Continued)	Shares	Value
Japan (Continued)		
DENSO CORPORATION (A)	205	$ 5,660
JGC Corporation (A)	421	6,388
Komatsu Ltd. (A)	289	5,206
KONAMI CORPORATION (A)	396	6,101
Mitsui & Co., Ltd. (A)	456	5,317
Nissin Kogyo Co., Ltd. (A)	555	8,109
SOFTBANK CORP. (A)	286	7,572
Sumitomo Corporation (A)	507	5,064
		62,440
Mexico – 2.43%		
Fomento Economico Mexicano, S.A.B. de C.V.	130	5,603
Grupo Modelo, S.A.B. de C.V., Series C (A)	1,121	5,548
		11,151
Netherlands – 1.17%		
Fugro N.V. (A)	117	5,393
Russia – 1.41%		
Mobile TeleSystems OJSC, ADR	338	6,477
Singapore – 1.39%		
CapitaCommercial Trust (A)	7,383	6,395
Spain – 3.33%		
Banco Bilbao Vizcaya Argentaria, S.A. (A)	470	4,838
Banco Santander Central Hispano, S.A. (A)	536	5,617
Tecnicas Reunidas, S.A. (A)	106	4,822
		15,277
Switzerland – 4.49%		
Roche Holdings AG, Genusscheine (A)	61	8,384
Syngenta AG (A)	30	7,014
TEMENOS Group AG (A)(C)	217	5,226
		20,624
Taiwan – 3.74%		
High Tech Computer Corp. (A)	620	8,234
Taiwan Semiconductor Manufacturing Company Ltd. (A)	4,773	8,920
		17,154
United Kingdom – 16.80%		
AstraZeneca plc (A)	183	8,617
BAE Systems plc (A)	1,653	7,694
Barclays plc (A)(B)	877	3,499
Barclays plc (A)	1,299	5,184
Home Retail Group plc (A)	1,439	4,569
Prudential plc (A)	930	7,013
Royal Dutch Shell plc, Class A (A)	368	9,289
Unilever plc (A)	373	9,958
Vodafone Group plc (A)	5,170	10,653
WPP Group plc (A)	555	5,226
Xstrata plc (A)	411	5,378
		77,080
United States – 1.05%		
Southern Copper Corporation	181	4,813
TOTAL COMMON STOCKS – 93.44%		**$428,863**
(Cost: $470,860)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (D) – 3.36%		
American Honda Finance Corp.,		
0.220%, 7–7–10	$5,000	$ 5,000
Campbell Soup Co.,		
0.000%, 7–1–10	3,428	3,428
Corporacion Andina de Fomento,		
0.160%, 7–2–10	5,000	4,999
Heinz (H.J.) Finance Co. (Heinz (H.J.) Co.),		
0.350%, 7–26–10	2,000	2,000
		15,427
Master Note – 0.02%		
Toyota Motor Credit Corporation,		
0.228%, 7–1–10 (E)	92	92
United States Government Agency Obligations – 0.44%		
Overseas Private Investment Corporation,		
0.160%, 11–15–10 (E)	2,000	2,000
TOTAL SHORT-TERM SECURITIES – 3.82%		$ 17,519
(Cost: $17,519)		
TOTAL INVESTMENT SECURITIES – 97.26%		$446,382
(Cost: $488,379)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 2.74%		12,599
NET ASSETS – 100.00%		$458,981

Notes to Schedule of Investments

(A) Listed on an exchange outside the United States.

(B) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid under guidelines established by the Board of Trustees. At June 30, 2010, the total value of these securities amounted to $8,694 or 1.89% of net assets.

(C) No dividends were paid during the preceding 12 months.

(D) Rate shown is the yield to maturity at June 30, 2010.

(E) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2010. Date shown represents the date the variable rate resets.

The following acronym is used throughout this schedule:
ADR = American Depositary Receipts

Market Sector Diversification

(as a % of net assets)	
Financials	16.96%
Consumer Discretionary	16.00%
Telecommunication Services	10.84%
Industrials	10.15%
Energy	9.32%
Materials	8.20%
Consumer Staples	7.48%
Information Technology	7.30%
Health Care	5.75%
Utilities	1.44%
Other+	6.56%

+Includes cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

Asset Allocation



Stocks 93.24%

Cash and Cash Equivalents
and Warrants 6.76%

Stocks	93.24%
Consumer Discretionary	17.52%
Consumer Staples	16.30%
Information Technology	11.89%
Financials	11.87%
Industrials	11.75%
Energy	7.14%
Telecommunication Services	6.50%
Materials	5.36%
Health Care	3.39%
Utilities	1.52%
Cash and Cash Equivalents and Warrants	**6.76%**

Country Weightings



Europe 50.29%

Pacific Basin 36.24%

North America 4.77%

South America 1.95%

Cash and Cash Equivalents 6.75%

Europe	50.29%
United Kingdom	18.88%
Germany	10.46%
France	5.99%
Switzerland	4.94%
Other Europe	10.02%
Pacific Basin	**36.24%**
Japan	13.93%
Australia	7.02%
China	6.74%
Hong Kong	4.79%
Other Pacific Basin	3.76%
North America	**4.77%**
South America	**1.95%**
Cash and Cash Equivalents	**6.75%**

Top 10 Equity Holdings

Company	Country	Sector	Industry
British American Tobacco plc	United Kingdom	Consumer Staples	Tobacco
DaimlerChrysler AG, Registered Shares	Germany	Consumer Discretionary	Automobile Manufacturers
Telstra Corporation Limited	Australia	Telecommunication Services	Integrated Telecommunication Services
Nestle S.A., Registered Shares	Switzerland	Consumer Staples	Packaged Foods & Meats
Foster's Group Limited	Australia	Consumer Staples	Brewers
VINCI	France	Industrials	Construction & Engineering
InBev NV	Belgium	Consumer Staples	Brewers
Honda Motor Co., Ltd.	Japan	Consumer Discretionary	Automobile Manufacturers
Tokyo Electron Limited	Japan	Information Technology	Semiconductor Equipment
Pinault-Printemps-Redoute S.A.	France	Consumer Discretionary	Department Stores

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.

International Growth *(in thousands)* JUNE 30, 2010 (UNAUDITED)

COMMON STOCKS	Shares	Value
Australia – 7.02%		
BHP Billiton plc (A)	114	$ 3,537
Foster's Group Limited (A)	1,178	5,578
Orica Limited (A)	119	2,496
Telstra Corporation Limited (A)	2,102	5,731
		17,342
Belgium – 2.11%		
InBev NV (A)	108	5,203
Brazil – 1.95%		
Banco Santander (Brasil) S.A., Units (A)(B)	185	1,901
BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias eFuturos (A)	449	2,907
		4,808
Canada – 1.16%		
Canadian Natural Resources Limited (A)	87	2,874
China – 6.74%		
China Construction Bank Corporation (A)	4,352	3,503
China Life Insurance Company Limited, ADR	71	4,611
Sino-Forest Corporation, Class A (A)(C)	148	2,102
Tingyi Holding Corp. (A)	1,166	2,859
Wynn Macau, Limited (A)(C)	2,181	3,557
		16,632
France – 5.99%		
Cap Gemini S.A. (A)	43	1,907
Pinault-Printemps-Redoute S.A. (A)	39	4,897
Technip-Coflexip (A)	42	2,431
VINCI (A)	134	5,559
		14,794
Germany – 8.59%		
adidas AG (A)	59	2,856
Bayer Aktiengesellschaft (A)	50	2,795
DaimlerChrysler AG, Registered Shares (A)	123	6,249
Deutsche Boerse AG (A)	51	3,112
QIAGEN N.V. (A)(C)	130	2,520
SAP Aktiengesellschaft (A)	83	3,686
		21,218
Hong Kong – 4.78%		
Cheung Kong (Holdings) Limited (A)	329	3,797
Henderson Land Development Company Limited (A)	658	3,854
Yue Yuen Industrial (Holdings) Limited (A)	1,336	4,145
		11,796
India – 2.47%		
Genpact Limited (C)	83	1,290
Hero Honda Motors Limited (A)(C)	110	4,816
		6,106
Italy – 1.39%		
Saipem S.p.A. (A)	113	3,437
Japan – 13.93%		
Bridgestone Corporation (A)	267	4,219
FANUC LTD (A)	12	1,355
Honda Motor Co., Ltd. (A)	169	4,955
JGC Corporation (A)	246	3,733
KONAMI CORPORATION (A)	198	3,049
Mitsubishi Corporation (A)	197	4,071
Mitsubishi Electric Corporation (A)	472	3,684

COMMON STOCKS (Continued)	Shares	Value
Japan (Continued)		
Nissin Kogyo Co., Ltd. (A)	218	$ 3,185
Tokyo Electron Limited (A)	92	4,945
YAMADA-DENKI Co., Ltd. (A)	18	1,189
		34,385
Mexico – 1.31%		
Grupo Modelo, S.A.B. de C.V., Series C (A)	655	3,240
Netherlands – 2.03%		
ASML Holding N.V., Ordinary Shares (A)	66	1,828
Koninklijke KPN N.V. (A)	249	3,176
		5,004
Norway – 0.92%		
Seadrill Limited (A)	126	2,280
Spain – 2.44%		
Tecnicas Reunidas, S.A. (A)	72	3,278
Telefonica, S.A. (A)	148	2,744
		6,022
Sweden – 1.13%		
ASSA ABLOY AB, Class B (A)	139	2,782
Switzerland – 4.94%		
Credit Suisse Group, Registered Shares (A)	28	1,049
Nestle S.A., Registered Shares (A)	117	5,637
Swatch Group Ltd (The), Bearer Shares (A)	2	671
TEMENOS Group AG (A)(C)	201	4,842
		12,199
Taiwan – 1.29%		
High Tech Computer Corp. (A)	239	3,174
United Kingdom – 18.88%		
British American Tobacco plc (A)	206	6,546
Capita Group plc (The) (A)	346	3,810
Diageo plc (A)	287	4,515
GlaxoSmithKline plc (A)	73	1,243
IG Group Holdings plc (A)(B)	258	1,612
IG Group Holdings plc (A)	119	746
Informa plc (A)	473	2,498
International Power plc (A)	842	3,760
Prudential plc (A)	603	4,552
Reckitt Benckiser Group plc (A)	79	3,659
Serco Group plc (A)	458	4,003
tesco plc (A)	523	2,952
Vodafone Group plc (A)	2,136	4,400
Xstrata plc (A)	178	2,325
		46,621
United States – 2.30%		
QUALCOMM Incorporated	71	2,318
Schlumberger Limited	61	3,357
		5,675
TOTAL COMMON STOCKS – 91.37%		**$225,592**
(Cost: $244,211)		

PREFERRED STOCKS – 1.87%	Shares	Value
Germany		
Fresenius AG (A)	70	**$ 4,613**
(Cost: $4,923)		

WARRANTS – 0.01%	Shares	Value
Hong Kong		
Henderson Land Development Company Limited, Warrants	140	$ 24
(Cost: $–)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper (D) – 5.19%		
Campbell Soup Co., 0.000%, 7–1–10	$12,232	12,232
Hewlett-Packard Company, 0.210%, 7–9–10	589	589
		12,821
Master Note – 0.94%		
Toyota Motor Credit Corporation, 0.228%, 7–1–10 (E)	2,333	2,333

SHORT-TERM SECURITIES (Continued)	Principal	Value
United States Government Agency Obligations – 3.86%		
Overseas Private Investment Corporation:		
0.160%, 8–15–10 (E)	$4,000	$ 4,000
0.160%, 11–15–10 (E)	5,508	5,508
		9,508
TOTAL SHORT-TERM SECURITIES – 9.99%		$ 24,662
(Cost: $24,662)		
TOTAL INVESTMENT SECURITIES – 103.24%		$254,891
(Cost: $273,796)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (3.24%)		(8,001)
NET ASSETS – 100.00%		$246,890

Notes to Schedule of Investments

The following total return swaps were outstanding at June 30, 2010:

Counterparty	Notional Amount	Underlying Security	Termination Date	Financing Fee#	Unrealized Depreciation
UBS AG, London	1,992	Sany Heavy Industries Co., Ltd.	4/21/2011	USD LIBOR + 0.700%	$(208)
UBS AG, London	996	Sany Heavy Industries Co., Ltd.	4/25/2011	USD LIBOR + 0.700%	(106)
UBS AG, London	984	Sany Heavy Industries Co., Ltd.	4/26/2011	USD LIBOR + 0.700%	(99)
					$(413)

#The Fund pays the financing fee multiplied by the notional amount each quarter. On the termination date of the swap contracts, the Portfolio will pay/receive the return of the underlying security.

The following forward foreign currency contracts were outstanding at June 30, 2010:

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Sell	Euro	Goldman Sachs International	16,300	8–10–10	$890	$ —
Sell	Japanese Yen	Citibank, N.A.	2,294,000	12–20–10	—	332
					$890	$332

(A) Listed on an exchange outside the United States.

(B) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid under guidelines established by the Board of Trustees. At June 30, 2010, the total value of these securities amounted to $3,513 or 1.42% of net assets.

(C) No dividends were paid during the preceding 12 months.

(D) Rate shown is the yield to maturity at June 30, 2010.

(E) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2010. Date shown represents the date the variable rate resets.

The following acronym is used throughout this schedule:
ADR = American Depositary Receipts

Market Sector Diversification

(as a % of net assets)

Consumer Discretionary	17.52%
Consumer Staples	16.30%
Information Technology	11.89%
Financials	11.88%
Industrials	11.75%
Energy	7.14%

Market Sector Diversification (Continued)

(as a % of net assets)

Telecommunication Services	6.50%
Materials	5.36%
Health Care	3.39%
Utilities	1.52%
Other+	6.75%

+Includes cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

Micro Cap Growth

Asset Allocation



Stocks 97.39%

Cash and Cash Equivalents 2.61%

Stocks	97.39%
Information Technology	31.85%
Consumer Discretionary	22.37%
Health Care	21.49%
Industrials	10.83%
Energy	5.44%
Materials	2.70%
Consumer Staples	1.90%
Telecommunication Services	0.81%
Cash and Cash Equivalents	**2.61%**

Top 10 Equity Holdings

Company	Sector
Questcor Pharmaceuticals, Inc.	Health Care
Grand Canyon Education, Inc.	Consumer Discretionary
Isilon Systems, Inc.	Information Technology
T–3 Energy Services, Inc.	Energy
Rentrak Corporation	Consumer Discretionary
Pharmasset, Inc.	Health Care
Health Grades, Inc.	Health Care
Obagi Medical Products, Inc.	Health Care
CommVault Systems, Inc.	Information Technology
Marten Transport, Ltd.	Industrials

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.

Micro Cap Growth *(in thousands)* JUNE 30, 2010 (UNAUDITED)

COMMON STOCKS	Shares	Value
Advertising – 1.57%		
MDC Partners Inc., Class A	42	$ 447
ReachLocal, Inc. (A)	14	180
		627
Aerospace & Defense – 1.25%		
Global Defense Technology & Systems, Inc. (A)	39	502
Apparel Retail – 2.11%		
Citi Trends Inc. (A)	20	659
New York & Company, Inc. (A)	81	185
		844
Apparel, Accessories & Luxury Goods – 2.65%		
True Religion Apparel, Inc. (A)	29	647
Volcom, Inc. (A)	22	412
		1,059
Application Software – 5.13%		
ClickSoftware Technologies Ltd. (A)	25	132
NetScout Systems, Inc. (A)	40	570
OPNET Technologies, Inc.	30	442
Sonic Solutions (A)	26	216
Ultimate Software Group, Inc. (The) (A)	10	319
VanceInfo Technologies Inc. ADR (A)	16	370
		2,049
Auto Parts & Equipment – 1.67%		
Westport Innovations Inc. (A)	31	485
Wonder Auto Technology, Inc. (A)	25	184
		669
Biotechnology – 4.84%		
Allos Therapeutics, Inc. (A)	85	522
Dyax Corp. (A)	64	145
Idenix Pharmaceuticals, Inc. (A)	55	275
Nanosphere, Inc. (A)	56	245
Pharmasset, Inc. (A)	27	750
		1,937
Broadcasting – 0.90%		
Global Traffic Network, Inc. (A)	67	362
Commodity Chemicals – 0.62%		
STR Holdings, Inc. (A)	13	248
Communications Equipment – 4.31%		
Aruba Networks, Inc. (A)	40	561
Blue Coat Systems, Inc. (A)	19	384
Ixia (A)	36	313
Meru Networks, Inc. (A)	21	253
Oplink Communications, Inc. (A)	15	214
		1,725
Computer Hardware – 0.75%		
Super Micro Computer, Inc. (A)	22	300
Computer Storage & Peripherals – 3.77%		
Isilon Systems, Inc. (A)	80	1,022
Netezza Corporation (A)	36	486
		1,508
Construction & Engineering – 0.88%		
Orion Marine Group, Inc. (A)	25	354
Construction & Farm Machinery & Heavy Trucks – 0.90%		
Commercial Vehicle Group, Inc. (A)	35	$ 360
Data Processing & Outsourced Services – 1.03%		
SPS Commerce, Inc. (A)	36	413
Distillers & Vintners – 0.82%		
China New Borun Corporation, ADR (A)	56	325
Distributors – 1.32%		
DXP Enterprises, Inc. (A)	34	529
Education Services – 4.54%		
ChinaCast Education Corporation (A)	63	372
Grand Canyon Education, Inc. (A)	46	1,086
National American University Holdings, Inc.	41	360
		1,818
Electrical Components & Equipment – 1.76%		
China Electric Motor, Inc. (A)	48	237
Harbin Electric, Inc. (A)	19	308
JinkoSolar Holding Co., Ltd., ADR (A)	16	158
		703
Electronic Components – 0.81%		
Universal Display Corporation (A)	18	324
Electronic Equipment & Instruments – 0.66%		
FARO Technologies, Inc. (A)	14	266
Electronic Manufacturing Services – 2.58%		
Fabrinet (A)	16	175
Maxwell Technologies, Inc. (A)	15	170
Mercury Computer Systems, Inc. (A)	32	376
SMART Modular Technologies (WWH), Inc. (A)	53	312
		1,033
Fertilizers & Agricultural Chemicals – 0.93%		
Yongye Biotechnology International, Inc. (A)	54	371
Food Retail – 0.48%		
QKL Stores Inc. (A)	46	193
Health Care Equipment – 4.80%		
ABIOMED, Inc. (A)	42	408
Micrus Endovascular Corporation (A)	17	358
Quidel Corporation (A)	30	378
Spectranetics Corporation (The) (A)	102	529
Synovis Life Technologies, Inc. (A)	16	248
		1,921
Health Care Services – 1.79%		
Health Grades, Inc. (A)	120	717
Health Care Supplies – 1.74%		
Rochester Medical Corporation (A)	25	233
Winner Medical Group Inc. (A)	88	465
		698
Home Furnishings – 0.98%		
Kid Brands, Inc. (A)	56	392

Micro Cap Growth (in thousands) JUNE 30, 2010 (UNAUDITED)

COMMON STOCKS (Continued)	Shares	Value
Hotels, Resorts & Cruise Lines – 0.88%		
Universal Travel Group (A)	60	$ 353
Household Appliances – 0.98%		
Deer Consumer Products, Inc. (A)	47	391
Integrated Telecommunication Services – 0.81%		
City Telecom Ltd, ADR	29	325
Internet Software & Services – 2.79%		
KIT digital, Inc. (A)	55	488
Local.com Corporation (A)	25	170
Terremark Worldwide, Inc. (A)	59	458
		1,116
Life Sciences Tools & Services – 1.02%		
Bruker Corporation (A)	34	410
Managed Health Care – 0.93%		
Molina Healthcare, Inc. (A)	13	372
Movies & Entertainment – 2.01%		
Rentrak Corporation (A)	33	803
Oil & Gas Drilling – 0.71%		
Pioneer Drilling Company (A)	50	286
Oil & Gas Equipment & Services – 3.92%		
Basic Energy Services, Inc. (A)	41	319
Natural Gas Services Group, Inc. (A)	23	343
T–3 Energy Services, Inc. (A)	33	906
		1,568
Oil & Gas Refining & Marketing – 0.81%		
China Integrated Energy, Inc. (A)	39	324
Paper Products – 0.60%		
Orient Paper, Inc. (A)	36	242
Personal Products – 0.60%		
China-Biotics, Inc. (A)	19	242
Pharmaceuticals – 6.37%		
Biodel Inc. (A)	34	127
BioMimetic Therapeutics, Inc. (A)	24	271
Obagi Medical Products, Inc. (A)	61	716
Questcor Pharmaceuticals, Inc. (A)	114	1,167
SuperGen, Inc. (A)	130	262
		2,543
Research & Consulting Services – 0.48%		
Mistras Group, Inc. (A)	18	191
Restaurants – 2.34%		
BJ's Restaurants, Inc. (A)	18	418
McCormick & Schmick's Seafood Restaurants, Inc. (A)	23	171
Red Robin Gourmet Burgers, Inc. (A)	16	271
Ruth's Hospitality Group, Inc. (A)	18	77
		937

COMMON STOCKS (Continued)	Shares	Value
Semiconductor Equipment – 0.75%		
Nanometrics Incorporated (A)	30	$ 300
Semiconductors – 5.20%		
Alpha and Omega Semiconductor Limited (A)	18	254
Cavium Networks, Inc. (A)	14	369
Diodes Incorporated (A)	14	229
Mellanox Technologies, Ltd. (A)	16	353
Monolithic Power Systems, Inc. (A)	11	191
O2Micro International Limited (A)	50	296
Pericom Semiconductor Corporation (A)	40	384
		2,076
Specialty Chemicals – 0.12%		
Flotek Industries, Inc. (A)	40	49
Specialty Stores – 0.41%		
Build-A-Bear Workshop, Inc. (A)	24	163
Steel – 0.43%		
China Gerui Advanced Materials Group Limited (A)	33	172
Systems Software – 4.08%		
CommVault Systems, Inc. (A)	32	715
Convio, Inc. (A)	24	177
Fortinet, Inc. (A)	26	421
Radiant Systems, Inc. (A)	22	320
		1,633
Trucking – 5.56%		
Celadon Group, Inc. (A)	47	663
Marten Transport, Ltd. (A)	34	697
Roadrunner Transportation Systems, Inc. (A)	33	468
Vitran Corporation Inc., Class A (A)	30	397
		2,225
TOTAL COMMON STOCKS – 97.39%		**$38,968**
(Cost: $39,106)		

SHORT-TERM SECURITIES – 2.70%	Principal	
Master Note		
Toyota Motor Credit Corporation, 0.228%, 7–1–10 (B)	$1,081	**$ 1,081**
(Cost: $1,081)		
TOTAL INVESTMENT SECURITIES – 100.09%		**$40,049**
(Cost: $40,187)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.09%)		**(35)**
NET ASSETS – 100.00%		**$40,014**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2010. Date shown represents the date that the variable rate resets.

The following acronym is used throughout this schedule:
ADR = American Depositary Receipts

See Accompanying Notes to Financial Statements.

Asset Allocation



Stocks 96.93%

Cash and Cash Equivalents 3.07%

Stocks	96.93%
Information Technology	21.32%
Consumer Discretionary	20.79%
Industrials	17.83%
Financials	12.68%
Health Care	8.60%
Energy	7.20%
Consumer Staples	6.55%
Materials	1.96%
Cash and Cash Equivalents	**3.07%**

Top 10 Equity Holdings

Company	Sector
Whole Foods Market, Inc.	Consumer Staples
Fastenal Company	Industrials
Microchip Technology Incorporated	Information Technology
NetApp, Inc.	Information Technology
Paychex, Inc.	Information Technology
Hospira, Inc.	Health Care
Allergan, Inc.	Health Care
CB Richard Ellis Group, Inc., Class A	Financials
Meredith Corporation	Consumer Discretionary
Dresser-Rand Group Inc.	Energy

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.

Mid Cap Growth (in thousands) JUNE 30, 2010 (UNAUDITED)

COMMON STOCKS	Shares	Value
Air Freight & Logistics – 3.38%		
C.H. Robinson Worldwide, Inc.	25	$ 1,411
Expeditors International of Washington, Inc.	55	1,893
		3,304
Apparel Retail – 3.68%		
J. Crew Group, Inc. (A)	46	1,708
Urban Outfitters, Inc. (A)	55	1,880
		3,588
Apparel, Accessories & Luxury Goods – 2.84%		
Columbia Sportswear Company	21	968
lululemon athletica inc. (A)	49	1,809
		2,777
Application Software – 5.49%		
salesforce.com, inc. (A)	21	1,777
Solera Holdings, Inc.	60	2,156
SuccessFactors, Inc. (A)	69	1,427
		5,360
Auto Parts & Equipment – 2.68%		
BorgWarner Inc. (A)	53	1,996
Gentex Corporation	34	619
		2,615
Broadcasting – 0.97%		
CBS Corporation, Class B	73	948
Computer Storage & Peripherals – 3.84%		
NetApp, Inc. (A)	76	2,853
QLogic Corporation (A)	54	897
		3,750
Construction & Engineering – 1.29%		
Quanta Services, Inc. (A)	61	1,258
Consumer Finance – 2.14%		
Discover Financial Services	150	2,092
Data Processing & Outsourced Services – 2.51%		
Paychex, Inc.	95	2,454
Department Stores – 0.91%		
Nordstrom, Inc.	27	884
Distillers & Vintners – 1.85%		
Brown-Forman Corporation, Class B	32	1,807
Electrical Components & Equipment – 2.24%		
Cooper Industries, Ltd., Class A	23	1,001
Roper Industries, Inc.	21	1,186
		2,187
Environmental & Facilities Services – 1.54%		
Stericycle, Inc. (A)	23	1,502
Food Retail – 3.65%		
Whole Foods Market, Inc. (A)	99	3,566
Health Care Distributors – 1.77%		
Henry Schein, Inc. (A)	31	1,727

COMMON STOCKS (Continued)	Shares	Value
Health Care Equipment – 3.40%		
Hospira, Inc. (A)	41	$ 2,363
Intuitive Surgical, Inc. (A)	3	963
		3,326
Health Care Technology – 1.02%		
Cerner Corporation (A)	13	994
Homefurnishing Retail – 0.86%		
Williams-Sonoma, Inc.	34	841
Hotels, Resorts & Cruise Lines – 2.18%		
Royal Caribbean Cruises Ltd. (A)	36	829
Starwood Hotels & Resorts Worldwide, Inc.	31	1,297
		2,126
Human Resource & Employment Services – 1.09%		
Manpower Inc.	25	1,064
Industrial Machinery – 4.07%		
Donaldson Company, Inc.	25	1,071
IDEX Corporation	63	1,788
Kaydon Corporation	34	1,125
		3,984
Insurance Brokers – 1.53%		
Arthur J. Gallagher & Co.	61	1,492
Internet Software & Services – 1.32%		
DealerTrack Holdings, Inc. (A)	78	1,289
Investment Banking & Brokerage – 2.28%		
Chicago Board Options Exchange, Incorporated (A)	17	547
Greenhill & Co., Inc.	27	1,678
		2,225
Oil & Gas Drilling – 1.00%		
Patterson-UTI Energy, Inc.	76	973
Oil & Gas Equipment & Services – 2.24%		
Dresser-Rand Group Inc. (A)	69	2,188
Oil & Gas Exploration & Production – 3.96%		
Continental Resources, Inc. (A)	16	718
Noble Energy, Inc.	27	1,645
Ultra Petroleum Corp. (A)	34	1,513
		3,876
Paper Packaging – 0.99%		
Sonoco Products Company	32	967
Personal Products – 1.05%		
Mead Johnson Nutrition Company	20	1,025
Pharmaceuticals – 2.40%		
Allergan, Inc.	40	2,348
Publishing – 2.24%		
Meredith Corporation	70	2,192
Real Estate Management & Development – 2.27%		
CB Richard Ellis Group, Inc., Class A (A)	163	2,220

Mid Cap Growth *(in thousands)*

COMMON STOCKS (Continued)	Shares	Value
Regional Banks – 3.25%		
Signature Bank (A)	57	$ 2,155
TCF Financial Corporation	62	1,024
		3,179
Restaurants – 2.55%		
Chipotle Mexican Grill, Inc., Class A (A)	13	1,778
P.F. Chang's China Bistro, Inc.	18	714
		2,492
Semiconductor Equipment – 1.45%		
Lam Research Corporation (A)	37	1,418
Semiconductors – 5.61%		
Linear Technology Corporation	54	1,499
Microchip Technology Incorporated	109	3,012
Semtech Corporation (A)	58	957
		5,468
Specialized Finance – 1.21%		
CME Group Inc.	4	1,180
Specialty Chemicals – 0.97%		
RPM International Inc.	53	946
Specialty Stores – 1.89%		
PetSmart, Inc.	61	1,848
Systems Software – 1.10%		
ArcSight, Inc. (A)	48	1,076
Trading Companies & Distributors – 3.20%		
Fastenal Company	62	3,122
Trucking – 1.02%		
Knight Transportation, Inc.	49	996
TOTAL COMMON STOCKS – 96.93%		**$94,674**
(Cost: $86,620)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (B) – 2.47%		
Wisconsin Electric Power Co., 0.000%, 7–1–10	$ 2,413	$ 2,413
Master Note – 0.48%		
Toyota Motor Credit Corporation, 0.228%, 7–1–10 (C)	471	471
TOTAL SHORT-TERM SECURITIES – 2.95%		**$ 2,884**
(Cost: $2,884)		
TOTAL INVESTMENT SECURITIES – 99.88%		**$97,558**
(Cost: $89,504)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.12%		**119**
NET ASSETS – 100.00%		**$97,677**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Rate shown is the yield to maturity at June 30, 2010.

(C)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2010. Date shown represents the date that the variable rate resets.

See Accompanying Notes to Financial Statements.

Money Market

Asset Allocation



Corporate Obligations 59.73%

Municipal Obligations 37.47%

United States Government and
Government Agency Obligations 1.79

Cash and Other Assets, Net of Liabilities 1.01%

Corporate Obligations	**59.73%**
Notes	22.64%
Commercial Paper	21.52%
Commercial Paper (backed by irrevocable bank letter of credit)	10.24%
Notes (backed by irrevocable bank letter of credit)	3.21%
Master Note	2.12%
Municipal Obligations	**37.47%**
United States Government and Government Agency Obligations	**1.79%**
Cash and Other Assets, Net of Liabilities	**1.01%**

Money Market (in thousands) JUNE 30, 2010 (UNAUDITED)

CORPORATE OBLIGATIONS	Principal	Value
Commercial Paper (A)		
Bemis Company, Inc.,		
0.340%, 7–6–10	$ 800	$ 800
Citigroup Funding Inc.,		
0.430%, 8–16–10	2,500	2,499
Corporacion Andina de Fomento:		
0.160%, 7–2–10	1,750	1,750
0.260%, 7–16–10	4,350	4,349
Honeywell International Inc.,		
0.600%, 12–27–10	1,200	1,196
McDonald's Corporation,		
0.200%, 7–12–10	1,500	1,500
Nokia Corp.,		
0.240%, 7–13–10	3,000	3,000
PACCAR Financial Corp.:		
0.510%, 8–26–10	1,000	999
0.490%, 9–3–10	2,700	2,698
Prudential Funding LLC,		
0.000%, 7–1–10	2,000	2,000
Straight-A Funding, LLC (Federal Financing Bank):		
0.250%, 7–8–10	2,750	2,750
0.290%, 8–12–10	2,000	1,999
0.310%, 8–17–10	5,000	4,998
0.320%, 8–25–10	5,000	4,998
Total Commercial Paper – 21.52%		**35,536**
Commercial Paper (backed by irrevocable bank letter of credit) (A)		
COFCO Capital Corp. (Rabobank Nederland):		
0.000%, 7–1–10	3,000	3,000
0.300%, 7–27–10	4,900	4,899
ICICI Bank Limited (Bank of America, N.A.),		
0.630%, 8–17–10	1,000	999
River Fuel Company #2, Inc. (Bank of New York (The)),		
0.280%, 7–15–10	7,500	7,499
River Fuel Funding Company #3, Inc. (Bank of New York (The)),		
0.290%, 7–12–10	500	500
Total Commercial Paper (backed by irrevocable bank letter of credit) – 10.24%		**16,897**
Master Note – 2.12%		
Toyota Motor Credit Corporation,		
0.228%, 7–1–10 (B)	3,508	**3,508**
Notes		
3M Company,		
5.610%, 12–12–10	4,250	4,350
Bank of America Corporation,		
0.593%, 8–13–10 (B)	3,100	3,100
Bank of America Corporation (Federal Deposit Insurance Corporation),		
0.566%, 9–13–10 (B)(C)	9,850	9,850
Bank of America, N.A.,		
0.557%, 7–22–10 (B)	1,300	1,300
BellSouth Corporation,		
4.295%, 4–26–11 (D)	2,800	2,876

CORPORATE OBLIGATIONS (Continued)	Principal	Value
Notes (Continued)		
Citibank, N.A. (Federal Deposit Insurance Corporation),		
0.583%, 9–30–10 (B)(C)	$ 5,000	$ 5,000
Citigroup Funding Inc., (Federal Deposit Insurance Corporation),		
0.438%, 7–30–10 (B)(C)	2,400	2,400
IBM International Group Capital LLC (International Business Machines Corporation),		
0.770%, 8–26–10 (B)	1,500	1,500
Rabobank Nederland,		
0.436%, 8–16–10 (B)	1,000	1,000
Royal Bank of Scotland plc (The),		
1.097%, 7–28–10 (B)	4,000	4,000
Wells Fargo & Company,		
0.766%, 7–26–10 (B)	2,000	2,005
Total Notes – 22.64%		**37,381**
Notes (backed by irrevocable bank letter of credit)		
Conestoga Wood Specialties Corp, Var Rate Taxable Demand Rev Bonds, Ser 2000 (Wachovia Bank, N.A.),		
0.400%, 7–1–10 (B)	1,255	1,255
The Academy of the New Church, Taxable Var Rate Demand Bonds, Ser 2008 (Wachovia Bank, N.A.),		
0.350%, 7–1–10 (B)	2,580	2,580
Trap Rock Industries, Inc., Taxable Var Demand Bonds, Ser 2005 (Wachovia Bank, N.A.),		
0.350%, 7–1–10 (B)	1,460	1,460
Total Notes (backed by irrevocable bank letter of credit) – 3.21%		**5,295**
TOTAL CORPORATE OBLIGATIONS – 59.73%		**$ 98,617**
(Cost: $98,617)		

MUNICIPAL OBLIGATIONS	Principal	Value
California – 6.09%		
CA Hlth Fac Fin Auth, Var Rate Hosp Rev Bonds (Adventist Hlth Sys/West), Ser 1998B (Bank of America, N.A),		
0.160%, 7–1–10 (B)	2,500	2,500
CA Pollutn Ctl Fin Auth, Pollutn Ctl Rfdg Rev Bonds (Pacific Gas and Elec Co), Ser C (JPMorgan Chase Bank, N.A),		
0.130%, 7–1–10 (B)	4,500	4,500
Los Angeles, CA, Wastewater Sys Sub Rev Bonds, Var Rate Rfdg, Ser 2008-G (Bank of America, N.A.),		
0.290%, 7–1–10 (B)	3,055	3,055
		10,055
Colorado – 4.42%		
Castle Rock, CO, Cert of Participation, Ser 2008 (Wells Fargo Bank, N.A.),		
0.250%, 7–1–10 (B)	3,255	3,255
CO Hlth Fac Auth, Var Rate Rev Bonds (Exempla, Inc.), Ser 2009A (U.S. Bank, N.A.),		
0.190%, 7–7–10 (B)	1,465	1,465

Money Market *(in thousands)*

MUNICIPAL OBLIGATIONS (Continued)	Principal	Value
Colorado (Continued)		
Exempla General Impvt Dist of Lafayette, CO, Spl Impvt Dist No. 02–01, Spl Assmt Rev Rfdg and Impvt Bonds, Ser 2002 (Wells Fargo Bank, N.A.), 0.300%, 7–1–10 (B)	$ 250	$ 250
Harvest Junction Metro Dist (Longmont, CO), Ltd Tax GO Var Rate Bonds, Ser 2006 (U.S. Bank N.A.), 0.300%, 7–1–10 (B)	1,125	1,125
Westminster Econ Dev Auth, CO, Tax Increment Rev Rfdg Bonds (Mandalay Gardens Urban Renewal Proj), Ser 2009 (U.S. Bank N.A.), 0.300%, 7–1–10 (B)	1,200	1,200
		7,295
Florida – 1.21%		
City of Cape Coral, FL (Bank of America, N.A.), 0.330%, 7–6–10	2,000	2,000
Georgia – 2.99%		
Dev Auth of Talbot Cnty, Incremental Taxable Indl Dev Rev Bonds (Junction City Mining Co, LLC Proj), Ser 2000 (Wachovia Bank, N.A.), 0.350%, 7–1–10 (B)	365	365
Muni Elec Auth of GA:		
0.370%, 7–6–10	2,850	2,850
0.400%, 8–5–10	1,728	1,728
		4,943
Illinois – 2.66%		
Chicago, IL, GO Tender Notes, Taxable Ser 2009 (U.S. Bank N.A.), 1.340%, 7–8–10	3,000	3,000
Elmurst, IL, Adj Demand Rev Bonds, Joint Commission on Accreditation of Hlthcare Organizations, Ser 1988 (JPMorgan Chase Bank, N.A.), 0.280%, 7–1–10 (B)	1,000	1,000
IL Fin Auth, Var Rate Demand Rev Bonds (The Carle Fndtn), Ser 2009 (JPMorgan Chase Bank, N.A.), 0.260%, 7–1–10 (B)	400	400
		4,400
Louisiana – 3.15%		
LA Pub Fac Auth, Rev Bonds (Air Products and Chemicals Proj), Ser 2009A (Bank of New York Mellon Trust Company, N.A. (The)), 0.450%, 7–1–10 (B)	750	750
LA Pub Fac Auth, Var Rate Rev Rfdg Bonds (CHRISTUS Hlth), Ser 2009B–1 (Bank of New York (The)), 0.190%, 7–7–10 (B)	1,750	1,750
Parish of St. Bernard, LA, Exempt Fac Rev Bonds (Mobil Oil Corp Proj), Ser 1996 (Exxon Mobil Corporation), 0.110%, 7–1–10 (B)	2,700	2,700
		5,200
Maryland – 0.59%		
MD Hlth and Higher Edu Fac Auth Rev Bonds, Anne Arundel Hlth Sys Issue, Ser 2009A (Wachovia Bank, N.A.), 0.350%, 7–1–10 (B)	975	975

MUNICIPAL OBLIGATIONS (Continued)	Principal	Value
Massachusetts – 1.82%		
MA Hlth and Edu Fac Auth, Var Rate Rev Bonds, Dana-Farber Cancer Institute Issue, Ser 2008L–1 (JPMorgan Chase Bank, N.A.), 0.240%, 7–1–10 (B)	$ 3,000	$ 3,000
Mississippi – 6.99%		
MS Bus Fin Corp, Adj Mode Indl Dev Rev Bonds (Belk, Inc. Proj), Ser 2005 (Wachovia Bank, N.A.), 0.350%, 7–1–10 (B)	3,936	3,936
MS Bus Fin Corp, Gulf Opp Zone Indl Dev Rev Bonds (Chevron U.S.A. Inc. Proj), Ser 2007D (Chevron Corporation), 0.140%, 7–1–10 (B)	7,600	7,600
		11,536
Missouri – 0.83%		
Kansas City, MO, Var Rate Demand Taxable Spl Oblig Rfdg Bonds (President Hotel Redev Proj), Ser 2009B (JPMorgan Chase & Co.), 0.350%, 7–1–10 (B)	1,370	1,370
New York – 1.60%		
NY Hsng Fin Agy, Related-Caroline Apartments Hsng Rev Bonds, Ser 2008A (Federal Home Loan Mortgage Corporation), 0.230%, 7–1–10 (B)	900	900
NY State Hsng Fin Agy, Archstone Westbury Hsng Rev Bonds, Ser A (Bank of America, N.A.), 0.250%, 7–1–10 (B)	1,740	1,740
		2,640
North Carolina – 0.61%		
NC Cap Fac Fin Agy, Exempt Fac Rev Bonds (Republic Services, Inc. Proj), Ser 2004 (Bank of America, N.A.), 0.290%, 7–1–10 (B)	1,000	1,000
Texas – 0.45%		
Port Arthur Navigation Dist Indl Dev Corp, Exempt Fac Rev Bonds (Air Products Proj), Ser 2005 (Air Products and Chemicals, Inc.), 0.480%, 7–1–10 (B)	750	750
Virginia – 1.82%		
Peninsula Ports Auth of VA, Coal Terminal Rev Rfdg Bonds (Dominion Terminal Associates Proj), Ser 1987-A (U.S. Bank, N.A.), 0.330%, 7–1–10	3,000	3,000
Wisconsin – 1.63%		
WI Hlth and Edu Fac Auth, Rev Bonds, Ser 2008-A (U.S. Bank N.A.), 0.600%, 12–2–10	2,000	2,000
WI Hlth and Edu Fac Auth, Var Rate Demand Rev Bonds (Wausau Hosp, Inc.), Ser 1998B (JPMorgan Chase Bank, N.A.), 0.220%, 7–1–10 (B)	700	700
		2,700

Money Market *(in thousands)* JUNE 30, 2010 (UNAUDITED)

MUNICIPAL OBLIGATIONS (Continued)	Principal	Value
Wyoming – 0.61%		
Uinta Cnty, WY, Pollutn Ctl Rfdg Rev Bds (Chevron U.S.A. Inc. Proj), Ser 1992 (Chevron Corporation), 0.140%, 7–1–10 (B)	$1,000	$ 1,000
TOTAL MUNICIPAL OBLIGATIONS – 37.47%		**$ 61,864**
(Cost: $61,864)		

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS		
United States Government Agency Obligations		
Overseas Private Investment Corporation, 0.250%, 9–15–10 (B)	972	972
Totem Ocean Trailer Express, Inc. (United States Government Guaranteed Ship Financing Obligations), 0.787%, 10–15–10 (B)	1,975	1,976
TOTAL UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS – 1.79%		**$ 2,948**
(Cost: $2,948)		
TOTAL INVESTMENT SECURITIES – 98.99%		**$163,429**
(Cost: $163,429)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.01%		**1,671**
NET ASSETS – 100.00%		**$165,100**

Notes to Schedule of Investments

(A)Rate shown is the yield to maturity at June 30, 2010.

(B)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2010. Date shown represents the date that the variable rate resets.

(C)Security is fully guaranteed by the Federal Deposit Insurance Corporation for both interest and principal under the Debt Guarantee Program of the Temporary Liquidity Guarantee Program. The guarantee expires at the earlier of the security's maturity date or December 31, 2012.

(D)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2010.

See Accompanying Notes to Financial Statements.

Asset Allocation



Stocks 97.65%

Cash and Cash Equivalents 2.35%

Stocks	97.65%
Financials	95.64%
Consumer Discretionary	0.84%
Health Care	0.63%
Telecommunication Services	0.54%
Cash and Cash Equivalents	**2.35%**

Top 10 Equity Holdings

Company	Sector	Industry
Simon Property Group, Inc.	Financials	Retail REITs
HCP, Inc.	Financials	Specialized REITs
Boston Properties, Inc.	Financials	Office REITs
Equity Residential	Financials	Residential REITs
Public Storage, Inc.	Financials	Specialized REITs
Vornado Realty Trust	Financials	Diversified REITs
Host Hotels & Resorts, Inc.	Financials	Specialized REITs
Digital Realty Trust, Inc.	Financials	Office REITs
Macerich Company (The)	Financials	Retail REITs
Brookfield Properties Corporation	Financials	Real Estate Management & Development

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.

Real Estate Securities *(in thousands)* JUNE 30, 2010 (UNAUDITED)

COMMON STOCKS	Shares	Value
Diversified Real Estate Activities – 1.07%		
DuPont Fabros Technology, Inc.	15	$ 356
Diversified REITs – 7.05%		
Liberty Property Trust	15	427
Retail Opportunity Investments Corp.	14	133
Vornado Realty Trust	18	1,304
Washington Real Estate Investment Trust	18	486
		2,350
Health Care Facilities – 0.63%		
Brookdale Senior Living, Inc. (A)	14	210
Hotels, Resorts & Cruise Lines – 0.84%		
Marriott International, Inc., Class A	6	177
Starwood Hotels & Resorts Worldwide, Inc.	3	104
		281
Industrial REITs – 6.43%		
AMB Property Corporation	24	560
EastGroup Properties, Inc.	15	527
First Potomac Realty Trust	30	434
ProLogis	62	625
		2,146
Office REITs – 20.48%		
Alexandria Real Estate Equities, Inc.	7	412
BioMed Realty Trust, Inc.	39	624
Boston Properties, Inc.	21	1,463
Brandywine Realty Trust	46	499
Corporate Office Properties Trust	16	593
Digital Realty Trust, Inc.	20	1,159
Douglas Emmett, Inc.	36	508
Highwoods Properties, Inc.	10	283
Kilroy Realty Corporation	14	428
Mack-Cali Realty Corporation	12	351
SL Green Realty Corp.	9	512
		6,832
Real Estate Management & Development – 2.34%		
Brookfield Properties Corporation	48	668
CB Richard Ellis Group, Inc., Class A (A)	8	113
		781
Real Estate Operating Companies – 1.85%		
Forest City Enterprises, Inc., Class A (A)	35	390
Hudson Pacific Properties, Inc. (A)	13	228
		618
Residential REITs – 13.79%		
American Campus Communities, Inc.	9	235
Associated Estates Realty Corporation	15	195
AvalonBay Communities, Inc.	7	613
Camden Property Trust	7	302
Education Realty Trust, Inc.	15	89
Equity Lifestyle Properties, Inc.	4	183
Equity Residential	35	1,438
Essex Property Trust, Inc.	3	317
Home Properties, Inc.	11	505
Mid-America Apartment Communities, Inc.	5	247
UDR, Inc.	25	476
		4,600
Retail REITs – 19.76%		
Acadia Realty Trust	23	389
Agree Realty Corporation	5	110
CBL & Associates Properties, Inc.	24	301

COMMON STOCKS (Continued)	Shares	Value
Retail REITs (Continued)		
Developers Diversified Realty Corporation	24	$ 238
Federal Realty Investment Trust	5	372
Kimco Realty Corporation	28	375
Macerich Company (The)	24	903
National Retail Properties, Inc.	11	244
Regency Centers Corporation	8	272
Simon Property Group, Inc.	39	3,159
Tanger Factory Outlet Centers, Inc.	3	141
Taubman Centers, Inc.	2	87
		6,591
Specialized REITs – 22.32%		
Chatham Lodging Trust (A)	13	223
DiamondRock Hospitality Company	41	338
Entertainment Properties Trust	6	209
Extra Space Storage Inc.	15	206
FelCor Lodging Trust Incorporated (A)	15	73
HCP, Inc.	49	1,584
Health Care REIT, Inc.	15	619
Hersha Hospitality Trust	28	127
Host Hotels & Resorts, Inc.	88	1,181
LaSalle Hotel Properties	18	378
Nationwide Health Properties, Inc.	14	497
Pebblebrook Hotel Trust (A)	2	34
Public Storage, Inc.	15	1,328
Ventas, Inc.	14	644
		7,441
Wireless Telecommunication Service – 0.54%		
Crown Castle International Corp. (A)	5	179
TOTAL COMMON STOCKS – 97.10%		**$32,385**
(Cost: $34,240)		

PREFERRED STOCKS – 0.55%		
Diversified REITs		
CapLease, Inc., 8.125% Series A Cumulative (A)	8	**$ 184**
(Cost: $178)		

SHORT-TERM SECURITIES – 2.84%	Principal	
Master Note		
Toyota Motor Credit Corporation, 0.228%, 7–1–10 (B)	$948	**$ 948**
(Cost: $948)		
TOTAL INVESTMENT SECURITIES – 100.49%		**$33,517**
(Cost: $35,366)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.49%)		**(164)**
NET ASSETS – 100.00%		**$33,353**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2010. Date shown represents the date that the variable rate resets.

The following acronym is used throughout this schedule:

REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

Science and Technology

ALL DATA IS AS OF JUNE 30, 2010 (UNAUDITED)

Asset Allocation


Stocks 98.62%
Bonds 0.65%
Cash and Cash Equivalents 0.73%

Stocks	**98.62%**
Information Technology	64.28%
Health Care	13.10%
Industrials	9.09%
Consumer Staples	6.35%
Telecommunication Services	3.13%
Materials	1.38%
Financials	1.29%
Bonds	**0.65%**
Corporate Debt Securities	0.65%
Cash and Cash Equivalents	**0.73%**

Country Weightings


North America 78.83%
Pacific Basin 9.64%
Europe 4.07%
South America 3.61%
Bahamas/Caribbean 3.12%
Cash and Cash Equivalents 0.73%

North America	**78.83%**
United States	77.42%
Other North America	1.41%
Pacific Basin	**9.64%**
Europe	**4.07%**
South America	**3.61%**
Brazil	3.61%
Bahamas/Caribbean	**3.12%**
Cash and Cash Equivalents	**0.73%**

Top 10 Equity Holdings

Company	Sector	Industry
Cree, Inc.	Information Technology	Semiconductors
Alliance Data Systems Corporation	Information Technology	Data Processing & Outsourced Services
Aspen Technology, Inc.	Information Technology	Application Software
Apple Inc.	Information Technology	Computer Hardware
Microsoft Corporation	Information Technology	Systems Software
ACI Worldwide, Inc.	Information Technology	Application Software
Genzyme Corporation	Health Care	Biotechnology
Lawson Software, Inc.	Information Technology	Application Software
Vertex Pharmaceuticals Incorporated	Health Care	Biotechnology
Archer Daniels Midland Company	Consumer Staples	Agricultural Products

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.

Science and Technology (in thousands) JUNE 30, 2010 (UNAUDITED)

COMMON STOCKS	Shares	Value
Agricultural Products – 6.35%		
Archer Daniels Midland Company	343	$ 8,854
Bunge Limited	174	8,559
		17,413
Application Software – 12.10%		
ACI Worldwide, Inc. (A)	522	10,161
Aspen Technology, Inc. (A)	1,253	13,642
Lawson Software, Inc. (A)	1,286	9,385
		33,188
Biotechnology – 10.08%		
Amgen Inc. (A)	142	7,469
Genzyme Corporation (A)	190	9,626
Isis Pharmaceuticals, Inc. (A)	155	1,486
Vertex Pharmaceuticals Incorporated (A)	275	9,061
		27,642
Communications Equipment – 2.12%		
Alcatel, ADR	888	2,256
Research In Motion Limited (A)	72	3,552
		5,808
Computer Hardware – 5.90%		
Apple Inc. (A)	49	12,300
High Tech Computer Corp. (B)	292	3,883
		16,183
Data Processing & Outsourced Services – 10.88%		
Alliance Data Systems Corporation (A)	235	14,006
Euronet Worldwide, Inc. (A)	449	5,743
Tivit Terceirizacao de Technologia e Servicos (B)(C)	296	2,968
Tivit Terceirizacao de Technologia e Servicos (B)	146	1,463
VeriFone Holdings, Inc. (A)	210	3,977
WNS (Holdings) Limited, ADR (A)	143	1,681
		29,838
Diversified Chemicals – 1.38%		
FMC Corporation	66	3,785
Diversified Support Services – 1.17%		
EnerNOC, Inc. (A)	102	3,213
Electrical Components & Equipment – 4.19%		
First Solar, Inc. (A)	50	5,669
POWER-ONE, INC. (A)	860	5,803
		11,472
Electronic Equipment & Instruments – 2.93%		
IPG Photonics Corporation (A)	85	1,287
Itron, Inc. (A)	109	6,744
		8,031
Health Care Distributors – 0.32%		
Animal Health International, Inc. (A)	359	890
Health Care Facilities – 1.73%		
HealthSouth Corporation (A)	254	4,746
Health Care Services – 0.71%		
Fleury S.A. (A)(B)(C)	131	1,444
Fleury S.A. (A)(B)	46	503
		1,947
Health Care Technology – 0.26%		
Cerner Corporation (A)	9	$ 713
Home Entertainment Software – 3.57%		
Activision Blizzard, Inc.	132	1,383
Nintendo Co., Ltd. (B)	29	8,397
		9,780
Industrial Machinery – 3.39%		
ESCO Technologies Inc.	256	6,597
Pentair, Inc.	84	2,702
		9,299
Integrated Telecommunication Services – 0.81%		
CenturyTel, Inc.	67	2,232
Internet Software & Services – 1.91%		
Google Inc., Class A (A)	1	623
SAVVIS, Inc. (A)	312	4,603
		5,226
IT Consulting & Other Services – 2.60%		
Telvent GIT, S.A. (A)	426	7,117
Life & Health Insurance – 1.29%		
Amil Participacoes S.A. (B)	436	3,536
Research & Consulting Services – 0.23%		
Mistras Group, Inc. (A)	60	638
Semiconductor Equipment – 0.58%		
Photronics, Inc. (A)	354	1,601
Semiconductors – 17.32%		
Canadian Solar Inc. (A)	31	301
Cree, Inc. (A)	241	14,444
Inotera Memories, Inc. (B)	6,989	3,873
Micron Technology, Inc. (A)	977	8,298
PMC-Sierra, Inc. (A)	557	4,189
Samsung Electronics Co., Ltd. (B)	14	8,593
Texas Instruments Incorporated	336	7,813
		47,511
Systems Software – 4.48%		
Microsoft Corporation	534	12,285
Wireless Telecommunication Service – 2.32%		
Sprint Nextel Corporation (A)	1,501	6,363
TOTAL COMMON STOCKS – 98.62%		**$270,457**
(Cost: $276,836)		

CORPORATE DEBT SECURITIES – 0.65%	Principal	
IT Consulting & Other Services		
Telvent GIT, S.A., Convertible, 5.500%, 4–15–15 (C)	$2,000	**$ 1,780**
(Cost: $2,000)		

SHORT-TERM SECURITIES – 0.44%	Principal	Value
Master Note		
Toyota Motor Credit Corporation, 0.228%, 7–1–10 (D)	$1,211	$ 1,211
(Cost: $1,211)		
TOTAL INVESTMENT SECURITIES – 99.71%		**$273,448**
(Cost: $280,047)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.29%		792
NET ASSETS – 100.00%		**$274,240**

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Listed on an exchange outside the United States.

(C) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid under guidelines established by the Board of Trustees. At June 30, 2010, the total value of these securities amounted to $6,192 or 2.26% of net assets.

(D) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2010. Date shown represents the date that the variable rate resets.

The following acronym is used throughout this schedule:
ADR = American Depositary Receipts

Country Diversification

(as a % of net assets)	
United States	77.42%
Brazil	3.61%
Spain	3.25%
South Korea	3.13%
Bermuda	3.12%
Japan	3.07%
Taiwan	2.83%
Canada	1.41%
France	0.82%
India	0.61%
Other+	0.73%

+Includes cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

PORTFOLIO HIGHLIGHTS
Small Cap Growth

Asset Allocation



Stocks 94.05%

Cash and Cash Equivalents 5.95%

Stocks	94.05%
Information Technology	32.53%
Consumer Discretionary	23.91%
Health Care	14.40%
Industrials	11.66%
Consumer Staples	4.88%
Energy	3.88%
Financials	2.79%
Cash and Cash Equivalents	**5.95%**

Top 10 Equity Holdings

Company	Sector
MICROS Systems, Inc.	Information Technology
Constant Contact, Inc.	Information Technology
Capella Education Company	Consumer Discretionary
DG FastChannel, Inc.	Consumer Discretionary
American Public Education, Inc.	Consumer Discretionary
CommVault Systems, Inc.	Information Technology
Volcano Corporation	Health Care
LKQ Corporation	Consumer Discretionary
NuVasive, Inc.	Health Care
DealerTrack Holdings, Inc.	Information Technology

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.

Small Cap Growth *(in thousands)* JUNE 30, 2010 (UNAUDITED)

COMMON STOCKS	Shares	Value
Aerospace & Defense – 0.60%		
Ladish Co., Inc. (A)	87	$ 1,967
Apparel Retail – 0.99%		
Zumiez Inc. (A)	202	3,255
Apparel, Accessories & Luxury Goods – 3.00%		
Columbia Sportswear Company	97	4,544
Under Armour, Inc., Class A (A)	161	5,326
		9,870
Application Software – 6.02%		
Blackbaud, Inc.	284	6,186
Blackboard Inc. (A)	184	6,871
FactSet Research Systems, Inc.	52	3,455
Sonic Solutions (A)	389	3,249
		19,761
Auto Parts & Equipment – 3.59%		
LKQ Corporation (A)	612	11,790
Broadcasting – 3.96%		
DG FastChannel, Inc. (A)	399	12,998
Casinos & Gaming – 2.73%		
Scientific Games Corporation, Class A (A)	642	5,909
WMS Industries Inc. (A)	78	3,052
		8,961
Communications Equipment – 2.92%		
Neutral Tandem, Inc. (A)	206	2,315
Riverbed Technology, Inc. (A)	264	7,286
		9,601
Computer Storage & Peripherals – 1.41%		
Isilon Systems, Inc. (A)	360	4,621
Construction & Engineering – 2.56%		
Chicago Bridge & Iron Company N.V., NY Shares (A)	448	8,420
Construction & Farm Machinery & Heavy Trucks – 4.04%		
Bucyrus International, Inc., Class A	123	5,817
Westinghouse Air Brake Technologies Corporation	187	7,452
		13,269
Consumer Finance – 1.45%		
EZCORP, Inc., Class A (A)	258	4,781
Education Services – 7.94%		
American Public Education, Inc. (A)	290	12,672
Capella Education Company (A)	165	13,417
		26,089
Electronic Components – 1.62%		
DTS, Inc. (A)	162	5,327
Electronic Manufacturing Services – 0.73%		
Methode Electronics, Inc.	248	2,413

COMMON STOCKS (Continued)	Shares	Value
Health Care Equipment – 9.01%		
ABIOMED, Inc. (A)	508	$ 4,918
Masimo Corporation	86	2,057
NuVasive, Inc. (A)	304	10,789
Volcano Corporation (A)	544	11,865
		29,629
Health Care Services – 1.51%		
Healthways, Inc. (A)	416	4,964
Health Care Technology – 1.30%		
Omnicell, Inc. (A)	364	4,255
Hotels, Resorts & Cruise Lines – 1.43%		
Gaylord Entertainment Company (A)	213	4,711
Industrial Machinery – 0.92%		
Graco Inc.	107	3,027
Internet Software & Services – 11.32%		
Archipelago Learning, Inc. (A)	252	2,882
BroadSoft, Inc. (A)	219	1,868
Constant Contact, Inc. (A)	631	13,457
DealerTrack Holdings, Inc. (A)	536	8,816
VistaPrint Limited (A)	111	5,270
Vocus, Inc. (A)	318	4,865
		37,158
Investment Banking & Brokerage – 1.34%		
Greenhill & Co., Inc.	72	4,392
Life Sciences Tools & Services – 1.19%		
ICON plc, ADR (A)	135	3,912
Oil & Gas Equipment & Services – 1.19%		
Superior Energy Services, Inc. (A)	209	3,911
Oil & Gas Exploration & Production – 2.69%		
Bill Barrett Corporation (A)	173	5,326
Carrizo Oil & Gas, Inc. (A)	227	3,519
		8,845
Packaged Foods & Meats – 2.66%		
Ralcorp Holdings, Inc. (A)	159	8,725
Personal Products – 2.22%		
Alberto-Culver Company	269	7,290
Pharmaceuticals – 1.39%		
Salix Pharmaceuticals, Ltd. (A)	117	4,554
Railroads – 2.03%		
Kansas City Southern (A)	183	6,652
Specialty Stores – 0.27%		
Big 5 Sporting Goods Corporation	66	872
Systems Software – 8.51%		
CommVault Systems, Inc. (A)	554	12,468
MICROS Systems, Inc. (A)	486	15,488
		27,956

Small Cap Growth *(in thousands)*

COMMON STOCKS (Continued)	Shares	Value
Trucking – 1.51%		
Knight Transportation, Inc.	245	$ 4,964
TOTAL COMMON STOCKS – 94.05%		**$308,940**
(Cost: $316,826)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper (B) – 4.26%		
Campbell Soup Co., 0.000%, 7–1–10	$3,447	3,447
Clorox Co., 0.360%, 7–20–10	5,000	4,999
ITT Corporation, 0.290%, 7–20–10	5,550	5,549
		13,995
Master Note – 0.35%		
Toyota Motor Credit Corporation, 0.228%, 7–1–10 (C)	1,160	1,160
Municipal Obligations – Taxable – 0.70%		
MI Strategic Fund, Var Rate Demand Ltd Oblig Rev Bonds (Air Products and Chemicals, Inc. Proj), Ser 2007 (Bank of New York (The)), 0.480%, 7–1–10 (C)	2,310	2,310
United States Government Agency Obligations – 0.67%		
Overseas Private Investment Corporation:		
0.250%, 9–15–10 (C)	717	717
0.160%, 11–15–10 (C)	1,492	1,472
		2,189
TOTAL SHORT-TERM SECURITIES – 5.98%		**$ 19,654**
(Cost: $19,654)		
TOTAL INVESTMENT SECURITIES – 100.03%		**$328,594**
(Cost: $336,480)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.03%)		**(106)**
NET ASSETS – 100.00%		**$328,488**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Rate shown is the yield to maturity at June 30, 2010.

(C)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2010. Date shown represents the date that the variable rate resets.

The following acronym is used throughout this schedule:
ADR = American Depositary Receipts

See Accompanying Notes to Financial Statements.

PORTFOLIO HIGHLIGHTS
Small Cap Value

Asset Allocation



Stocks 97.66%

Cash and Cash Equivalents 2.34%

Stocks	97.66%
Financials	33.61%
Consumer Discretionary	17.23%
Information Technology	13.43%
Industrials	12.62%
Materials	5.96%
Health Care	5.57%
Utilities	4.04%
Consumer Staples	2.79%
Energy	2.41%
Cash and Cash Equivalents	**2.34%**

Top 10 Equity Holdings

Company	Sector
CBL & Associates Properties, Inc.	Financials
THL Credit, Inc.	Financials
Southwest Gas Corporation	Utilities
IBERIABANK Corporation	Financials
ICON plc, ADR	Health Care
Gaylord Entertainment Company	Consumer Discretionary
NV Energy, Inc.	Utilities
Triumph Group, Inc.	Industrials
Werner Enterprises, Inc.	Industrials
Wintrust Financial Corporation	Financials

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.

Small Cap Value *(in thousands)* JUNE 30, 2010 (UNAUDITED)

COMMON STOCKS	Shares	Value
Advertising – 1.45%		
MDC Partners Inc., Class A	250	$ 2,670
Aerospace & Defense – 3.54%		
AAR CORP. (A)	182	3,050
Triumph Group, Inc.	52	3,451
		6,501
Apparel, Accessories & Luxury Goods – 0.90%		
Jones Apparel Group, Inc.	105	1,661
Application Software – 2.86%		
Quest Software, Inc. (A)	129	2,320
TIBCO Software Inc. (A)	244	2,944
		5,264
Auto Parts & Equipment – 3.53%		
Modine Manufacturing Company (A)	195	1,496
Superior Industries International, Inc.	171	2,301
Tenneco Automotive Inc. (A)	128	2,696
		6,493
Broadcasting – 4.20%		
Belo Corp., Class A (A)	303	1,725
E. W. Scripps Company (The) (A)	362	2,699
Entercom Communications Corp. (A)	188	1,658
Liberty Media Corporation, Liberty Capital Series A (A)	39	1,626
		7,708
Casinos & Gaming – 1.09%		
Bally Technologies, Inc. (A)	62	2,008
Communications Equipment – 0.54%		
Tellabs, Inc.	155	990
Consumer Finance – 0.98%		
First Cash Financial Services, Inc. (A)	82	1,796
Diversified Chemicals – 1.33%		
Ashland Inc.	53	2,446
Diversified Metals & Mining – 0.82%		
Quadra Mining Ltd. (A)(B)	165	1,514
Electric Utilities – 1.91%		
NV Energy, Inc.	298	3,519
Electronic Manufacturing Services – 2.79%		
Celestica Inc. (A)	320	2,581
Sanmina-SCI Corporation (A)	188	2,556
		5,137
Gas Utilities – 2.13%		
Southwest Gas Corporation	133	3,913
Health Care Facilities – 1.64%		
AmSurg Corp. (A)	104	1,848
LifePoint Hospitals, Inc. (A)	37	1,168
		3,016
Homebuilding – 1.62%		
M.D.C. Holdings, Inc.	66	1,773
M/I Homes, Inc. (A)	126	1,213
		2,986

COMMON STOCKS (Continued)	Shares	Value
Hotels, Resorts & Cruise Lines – 1.98%		
Gaylord Entertainment Company (A)	165	$ 3,640
Human Resource & Employment Services – 2.87%		
Kforce Inc. (A)	214	2,730
TrueBlue, Inc. (A)	228	2,551
		5,281
Hypermarkets & Super Centers – 1.58%		
BJ's Wholesale Club, Inc. (A)	78	2,902
Industrial Machinery – 2.99%		
IDEX Corporation	90	2,577
Timken Company (The)	113	2,924
		5,501
Investment Banking & Brokerage – 1.66%		
Piper Jaffray Companies (A)	51	1,635
Stifel Financial Corp. (A)	33	1,419
		3,054
IT Consulting & Other Services – 1.60%		
iGate Corporation	230	2,949
Life Sciences Tools & Services – 3.07%		
ICON plc, ADR (A)	127	3,666
PAREXEL International Corporation (A)	91	1,975
		5,641
Managed Health Care – 0.87%		
Coventry Health Care, Inc. (A)	90	1,598
Metal & Glass Containers – 1.70%		
Silgan Holdings Inc.	110	3,127
Movies & Entertainment – 1.48%		
Regal Entertainment Group	208	2,715
Office REITs – 1.47%		
Alexandria Real Estate Equities, Inc.	43	2,712
Oil & Gas Equipment & Services – 0.98%		
Superior Energy Services, Inc. (A)	96	1,794
Oil & Gas Storage & Transportation – 1.43%		
Blueknight Energy Partners, L.P. (A)	90	746
MarkWest Energy Partners, L.P.	30	975
Regency Energy Partners LP	38	918
		2,639
Personal Products – 1.21%		
Inter Parfums, Inc.	157	2,231
Publishing – 0.98%		
Washington Post Company, Class B (The)	4	1,806
Regional Banks – 15.02%		
Bank of Marin Bancorp	65	2,066
Columbia Banking System, Inc.	118	2,151
East West Bancorp, Inc.	207	3,156
First Horizon National Corporation (A)	247	2,824
Home BancShares, Inc.	120	2,748
IBERIABANK Corporation	72	3,728
Nara Bancorp, Inc. (A)	244	2,057
Pacific Continental Corporation	91	866

Small Cap Value (in thousands) JUNE 30, 2010 (UNAUDITED)

COMMON STOCKS (Continued)	Shares	Value
Regional Banks (Continued)		
PrivateBancorp, Inc.	73	$ 806
Synovus Financial Corp.	640	1,624
Texas Capital Bancshares, Inc. (A)	133	2,181
Wintrust Financial Corporation	102	3,416
		27,623
Reinsurance – 2.72%		
Reinsurance Group of America, Incorporated	35	1,609
RenaissanceRe Holdings Ltd.	60	3,399
		5,008
Residential REITs – 2.57%		
American Campus Communities, Inc.	125	3,400
Apartment Investment and Management Company, Class A	69	1,331
		4,731
Retail REITs – 2.20%		
CBL & Associates Properties, Inc.	326	4,052
Semiconductor Equipment – 0.38%		
Verigy Ltd. (A)	80	699
Semiconductors – 1.35%		
Atmel Corporation (A).	518	2,486
Specialized REITs – 1.05%		
Strategic Hotels & Resorts, Inc. (A)	442	1,940
Specialty Chemicals – 2.11%		
RPM International Inc.	72	1,290
Sensient Technologies Corporation	100	2,582
		3,872
Technology Distributors – 3.91%		
Arrow Electronics, Inc. (A).	73	1,634
Avnet, Inc. (A)	101	2,437
Insight Enterprises, Inc. (A)	102	1,344
Tech Data Corporation (A)	50	1,769
		7,184

COMMON STOCKS (Continued)	Shares	Value
Trucking – 3.22%		
Marten Transport, Ltd. (A)	120	$ 2,494
Werner Enterprises, Inc. (C)	157	3,432
		5,926
TOTAL COMMON STOCKS – 91.73%		**$168,733**
(Cost: $158,285)		

INVESTMENT FUNDS – 5.93%		
Asset Management & Custody Banks		
Ares Capital Corporation	216	2,706
Hercules Technology Growth Capital, Inc.	288	2,649
MCG Capital Corporation	314	1,518
THL Credit, Inc. (A)	350	4,029
(Cost: $11,041)		$ 10,902

SHORT-TERM SECURITIES	Principal	
Commercial Paper (D) – 1.52%		
McCormick & Co. Inc., 0.000%, 7–1–10	$2,792	2,792
Master Note – 1.02%		
Toyota Motor Credit Corporation, 0.228%, 7–1–10 (E)	1,871	1,871
TOTAL SHORT-TERM SECURITIES – 2.54%		**$ 4,663**
(Cost: $4,663)		
TOTAL INVESTMENT SECURITIES – 100.20%		**$184,298**
(Cost: $173,989)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.20%)		**(377)**
NET ASSETS – 100.00%		**$183,921**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Listed on an exchange outside the United States.

(C)Securities serve as cover or collateral for the following written options outstanding at June 30, 2010:

Underlying Security	Counterparty	Contracts Subject to Call	Expiration Month	Exercise Price	Premium Received	Market Value
First Cash Financial Services, Inc.	Goldman, Sachs & Company	1	July 2010	$22.50	$28	$(25)
Modine Manufacturing Company	Goldman, Sachs & Company	1	August 2010	10.00	18	(11)
					$46	$(36)

Underlying Security	Counterparty	Contracts Subject to Put	Expiration Month	Exercise Price	Premium Received	Market Value
AAR CORP.	Goldman, Sachs & Company	—*	August 2010	$17.50	$31	$ (55)
Pacific Continental Corporation	Credit Suisse	—*	July 2010	10.00	5	(9)
PrivateBancorp, Inc.	Morgan Stanley Smith Barney LLC	—*	September 2010	15.00	19	(40)
					$55	$(104)

*Not shown due to rounding.

(D)Rate shown is the yield to maturity at June 30, 2010.

(E)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2010. Date shown represents the date that the variable rate resets.

The following acronyms are used throughout this schedule:
ADR = American Depositary Receipts
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

Value

Asset Allocation



Stocks 98.00%

Warrants 0.94%

Cash and Cash Equivalents and Options 1.06%

Stocks	**98.00%**
Financials	26.54%
Energy	21.01%
Consumer Discretionary	13.00%
Information Technology	11.78%
Industrials	8.40%
Health Care	8.14%
Consumer Staples	5.25%
Materials	2.86%
Utilities	1.02%
Warrants	**0.94%**
Cash and Cash Equivalents and Options	**1.06%**

Top 10 Equity Holdings

Company	Sector
Bank of America Corporation	Financials
Travelers Companies, Inc. (The)	Financials
McKesson Corporation	Health Care
Occidental Petroleum Corporation	Energy
Wells Fargo & Company	Financials
Hewlett-Packard Company	Information Technology
Union Pacific Corporation	Industrials
ACE Limited	Financials
UnitedHealth Group Incorporated	Health Care
Xerox Corporation	Information Technology

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.

Value (in thousands)

COMMON STOCKS	Shares	Value
Advertising – 1.88%		
Omnicom Group Inc.	141	$ 4,829
Aerospace & Defense – 1.90%		
Honeywell International Inc.	125	4,890
Apparel, Accessories & Luxury Goods – 1.54%		
V.F. Corporation (A)	56	3,972
Biotechnology – 0.46%		
Amgen Inc. (B)	22	1,178
Brewers – 0.97%		
Molson Coors Brewing Company, Class B	59	2,499
Computer Hardware – 5.95%		
Hewlett-Packard Company	244	10,548
International Business Machines Corporation (A)	39	4,791
		15,339
Consumer Finance – 2.36%		
Capital One Financial Corporation (A)	151	6,069
Department Stores – 1.87%		
Macy's Inc.	269	4,819
Diversified Banks – 4.21%		
Wells Fargo & Company	423	10,834
Diversified Chemicals – 2.86%		
Dow Chemical Company (The)	234	5,543
Solutia Inc. (B)	138	1,808
		7,351
Drug Retail – 1.73%		
CVS Corporation	152	4,445
Electric Utilities – 1.02%		
PPL Corporation	106	2,635
Health Care Distributors – 4.41%		
McKesson Corporation	169	11,344
Home Improvement Retail – 2.15%		
Lowe's Companies, Inc.	272	5,546
Hotels, Resorts & Cruise Lines – 4.73%		
Carnival Corporation	238	7,194
Marriott International, Inc., Class A	166	4,955
		12,149
Industrial Conglomerates – 2.07%		
General Electric Company	370	5,338
Industrial Machinery – 0.91%		
Ingersoll-Rand plc	68	2,345
Integrated Oil & Gas – 12.20%		
Chevron Corporation	96	6,494
ConocoPhillips	124	6,107
Marathon Oil Corporation	217	6,731

COMMON STOCKS (Continued)	Shares	Value
Integrated Oil & Gas (Continued)		
Occidental Petroleum Corporation	142	$ 10,940
Targa Resources Partners LP	45	1,156
		31,428
Investment Banking & Brokerage – 2.24%		
Morgan Stanley	249	5,770
IT Consulting & Other Services – 1.02%		
Accenture plc, Class A	68	2,628
Managed Health Care – 3.27%		
UnitedHealth Group Incorporated	297	8,429
Office Electronics – 2.80%		
Xerox Corporation	895	7,197
Oil & Gas Equipment & Services – 1.64%		
National Oilwell Varco, Inc.	127	4,210
Oil & Gas Storage & Transportation – 7.17%		
Energy Transfer Equity, L.P.	134	4,512
Enterprise Products Partners L.P.	146	5,175
MarkWest Energy Partners, L.P.	143	4,689
Regency Energy Partners LP	169	4,085
		18,461
Other Diversified Financial Services – 5.24%		
Bank of America Corporation	939	13,491
Property & Casualty Insurance – 7.91%		
ACE Limited	167	8,592
Travelers Companies, Inc. (The)	239	11,760
		20,352
Railroads – 3.52%		
Union Pacific Corporation	130	9,058
Regional Banks – 2.36%		
Regions Financial Corporation	380	2,503
SunTrust Banks, Inc.	154	3,581
		6,084
Reinsurance – 2.22%		
RenaissanceRe Holdings Ltd.	102	5,711
Specialty Stores – 0.83%		
Office Depot, Inc. (B)	531	2,145
Systems Software – 2.01%		
Symantec Corporation (B)	373	5,174
Tobacco – 2.55%		
Altria Group, Inc.	195	3,898
Philip Morris International Inc.	58	2,668
		6,566
TOTAL COMMON STOCKS – 98.00%		**$252,286**
(Cost: $257,347)		

Value (in thousands) JUNE 30, 2010 (UNAUDITED)

WARRANTS	Shares	Value
Diversified Banks – 0.47%		
Wells Fargo & Company, Warrants	158	$ 1,222
Other Diversified Financial Services – 0.47%		
Bank of America Corporation, Warrants	157	1,198
TOTAL WARRANTS – 0.94%		**$ 2,420**
(Cost: $2,654)		

CALL OPTIONS – 0.05%	Number of Contracts	
Activision Blizzard, Inc., Jan $12.50, Expires 1–24–11	3	**$ 140**
(Cost: $243)		

SHORT-TERM SECURITIES – 1.22%	Principal	Value
Master Note		
Toyota Motor Credit Corporation, 0.228%, 7–1–10 (C)	$3,147	**$ 3,147**
(Cost: $3,147)		
TOTAL INVESTMENT SECURITIES – 100.21%		**$257,993**
(Cost: $263,391)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.21%)		**(544)**
NET ASSETS – 100.00%		**$257,449**

Notes to Schedule of Investments

(A)Securities serve as cover or collateral for the following written options outstanding at June 30, 2010:

Underlying Security	Counterparty	Contracts Subject to Call	Expiration Month	Exercise Price	Premium Received	Market Value
International Business Machines Corporation	Goldman, Sachs & Company	—*	October 2010	$140.00	$22	$(12)
V.F. Corporation	Goldman, Sachs & Company	1	August 2010	85.00	74	(10)
					$96	$(22)

Underlying Security	Counterparty	Contracts Subject to Put	Expiration Month	Exercise Price	Premium Received	Market Value
Activision Blizzard, Inc.	Morgan Stanley Smith Barney LLC	3	January 2011	$11.00	$338	$(403)
Amgen Inc.:	Morgan Stanley Smith Barney LLC	—*	July 2010	52.50	13	(27)
	Morgan Stanley Smith Barney LLC	—*	July 2010	57.50	33	(97)
Philip Morris International Inc.	Goldman, Sachs & Company	—*	July 2010	40.00	8	(2)
					$392	$(529)

*Not shown due to rounding.

(B)No dividends were paid during the preceding 12 months.

(C)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2010. Date shown represents the date that the variable rate resets.

See Accompanying Notes to Financial Statements.

(In thousands, except per share amounts)	Pathfinder Aggressive	Pathfinder Conservative	Pathfinder Moderate	Pathfinder Moderately Aggressive	Pathfinder Moderately Conservative	Asset Strategy
ASSETS						
Investments in unaffiliated securities at market value+	$ 75	$ 125	$ 348	$ 642	$ 181	$ 941,459
Investments in affiliated securities at market value+	58,717	52,597	333,847	343,182	107,121	1,416
Bullion at market value+	—	—	—	—	—	133,710
Investments at Market Value	**58,792**	**52,722**	**334,195**	**343,824**	**107,302**	**1,076,585**
Cash	1	1	2	1	2	1
Cash denominated in foreign currencies at market value+	—	—	—	—	—	2,726
Restricted cash	—	—	—	—	—	9,714
Unrealized appreciation on forward foreign currency contracts	—	—	—	—	—	601
Investment securities sold receivable	—	—	—	—	—	3,730
Dividends and interest receivable	—*	—*	—*	—*	—*	2,849
Capital shares sold receivable	8	256	2,212	550	1,835	583
Variation margin receivable	—	—	—	—	—	1,639
Prepaid and other assets	—	—	—	—	—	1,240
Total Assets	**58,801**	**52,979**	**336,409**	**344,375**	**109,139**	**1,099,668**
LIABILITIES						
Investment securities purchased payable	—	—	249	543	82	20,762
Variation margin payable	—	—	—	—	—	435
Unrealized depreciation on forward foreign currency contracts	—	—	—	—	—	2,060
Capital shares redeemed payable	3	1	4	4	1	1,221
Trustees and Chief Compliance Officer fees payable	2	1	4	5	2	54
Service fee payable	—	—	—	—	—	7
Shareholder servicing payable	—*	—*	—*	—*	—*	2
Investment management fee payable	—	—	—	—	—	20
Accounting services fee payable	2	1	5	6	3	22
Written options at market value+	—	—	—	—	—	837
Other liabilities	4	2	9	12	4	140
Total Liabilities	**11**	**5**	**271**	**570**	**92**	**25,560**
Total Net Assets	**$58,790**	**$52,974**	**$336,138**	**$343,805**	**$109,047**	**$1,074,108**
NET ASSETS						
Capital paid in (shares authorized – unlimited)	$65,300	$51,132	$332,803	$343,368	$106,265	$1,063,082
Undistributed net investment income	878	940	5,497	5,047	1,884	514
Accumulated net realized gain (loss)	558	650	2,652	2,904	1,078	(90,739)
Net unrealized appreciation (depreciation)	(7,946)	252	(4,814)	(7,514)	(180)	101,251
Total Net Assets	**$58,790**	**$52,974**	**$336,138**	**$343,805**	**$109,047**	**$1,074,108**
CAPITAL SHARES OUTSTANDING	13,925	11,048	74,362	76,541	23,205	127,738
NET ASSET VALUE PER SHARE	$4.2220	$4.7950	$4.5203	$4.4918	$4.6993	$8.4087
+COST						
Investments in unaffiliated securities at cost	$75	$125	$348	$642	$181	$900,833
Investments in affiliated securities at cost	66,664	52,345	338,661	350,697	107,301	1,982
Bullion at cost	—	—	—	—	—	88,180
Cash denominated in foreign currencies at cost	—	—	—	—	—	2,729
Written options premiums received at cost	—	—	—	—	—	764

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands, except per share amounts)	Balanced	Bond	Core Equity	Dividend Opportunities	Energy	Global Natural Resources
ASSETS						
Investments in unaffiliated securities at market value+	$333,850	$593,324	$363,902	$198,120	$29,623	$168,033
Investments at Market Value	333,850	593,324	363,902	198,120	29,623	168,033
Cash	1	1	22	1	1	62
Unrealized appreciation on forward foreign currency contracts	—	—	—	—	—	295
Investment securities sold receivable	2,592	—	7,754	—	—	925
Dividends and interest receivable	1,442	5,934	535	428	30	360
Capital shares sold receivable	17	255	22	142	21	182
Variation margin receivable	—	—	—	—	—	78
Prepaid and other assets	—	—*	—	—	—	—
Total Assets	337,902	599,514	372,235	198,691	29,675	169,935
LIABILITIES						
Investment securities purchased payable	3,455	—	7,382	—	—	658
Variation margin payable	—	—	—	—	—	37
Unrealized depreciation on forward foreign currency contracts	—	—	—	—	—	250
Capital shares redeemed payable	215	345	414	164	161	356
Trustees and Chief Compliance Officer fees payable	44	36	83	7	1	6
Service fee payable	2	4	3	1	—*	1
Shareholder servicing payable	1	—*	1	—*	—*	—*
Investment management fee payable	6	8	6	4	1	5
Accounting services fee payable	10	13	10	7	2	6
Other liabilities	35	41	38	14	3	29
Total Liabilities	3,768	447	7,937	197	168	1,348
Total Net Assets	$334,134	$599,067	$364,298	$198,494	$29,507	$168,587
NET ASSETS						
Capital paid in (shares authorized – unlimited)	$283,765	$584,067	$369,435	$224,138	$37,187	$207,349
Undistributed (distributions in excess of) net investment income	2,249	1,851	101	726	(43)	(331)
Accumulated net realized gain (loss)	25,592	(5,208)	(941)	(18,799)	(3,384)	(21,436)
Net unrealized appreciation (depreciation)	22,528	18,357	(4,297)	(7,571)	(4,253)	(16,995)
Total Net Assets	$334,134	$599,067	$364,298	$198,494	$29,507	$168,587
CAPITAL SHARES OUTSTANDING	41,610	108,340	38,902	37,300	6,413	35,357
NET ASSET VALUE PER SHARE	$8.0302	$5.5295	$9.3640	$5.3215	$4.6012	$4.7681
+COST						
Investments in unaffiliated securities at cost	$311,322	$574,966	$368,202	$205,691	$33,876	$185,796

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands, except per share amounts)	Growth	High Income	International Core Equity	International Growth	Micro Cap Growth	Mid Cap Growth
ASSETS						
Investments in unaffiliated securities at market value+	$766,048	$213,860	$446,382	$254,891	$40,049	$97,558
Investments at Market Value	**766,048**	**213,860**	**446,382**	**254,891**	**40,049**	**97,558**
Cash	—*	—	797	85	—*	1
Cash denominated in foreign currencies at market value+	—	—	—	281	—	—
Unrealized appreciation on forward foreign currency contracts	—	117	—	890	—	—
Investment securities sold receivable	2,486	1,067	17,430	1,216	—	1,480
Dividends and interest receivable	379	4,434	2,117	1,376	5	55
Capital shares sold receivable	95	41	145	157	2	76
Prepaid and other assets	1	—*	—	—	—	—
Total Assets	**769,009**	**219,519**	**466,871**	**258,896**	**40,056**	**99,170**
LIABILITIES						
Investment securities purchased payable	2,946	4,089	7,607	11,087	10	1,399
Unrealized depreciation on forward foreign currency contracts	—	—	—	332	—	—
Unrealized depreciation on swap agreements	—	—	—	413	—	—
Capital shares redeemed payable	706	104	166	61	21	77
Trustees and Chief Compliance Officer fees payable	120	19	33	24	3	3
Overdraft due to custodian	—	21	—	—	—	—
Service fee payable	5	2	3	2	—*	1
Shareholder servicing payable	1	—*	1	—*	—*	—*
Investment management fee payable	14	3	11	6	1	2
Accounting services fee payable	17	7	11	7	2	5
Other liabilities	70	46	58	74	5	6
Total Liabilities	**3,879**	**4,291**	**7,890**	**12,006**	**42**	**1,493**
Total Net Assets	**$765,130**	**$215,228**	**$458,981**	**$246,890**	**$40,014**	**$97,677**
NET ASSETS						
Capital paid in (shares authorized – unlimited)	$723,356	$238,098	$538,505	$276,674	$43,839	$89,905
Undistributed (distributions in excess of) net investment income	541	9,111	5,458	2,188	(316)	(67)
Accumulated net realized gain (loss)	8,696	(33,642)	(42,909)	(13,137)	(3,371)	(215)
Net unrealized appreciation (depreciation)	32,537	1,661	(42,073)	(18,835)	(138)	8,054
Total Net Assets	**$765,130**	**$215,228**	**$458,981**	**$246,890**	**$40,014**	**$97,677**
CAPITAL SHARES OUTSTANDING	91,415	68,217	34,296	37,267	2,483	14,852
NET ASSET VALUE PER SHARE	$8.3699	$3.1551	$13.3828	$6.6249	$16.1139	$6.5767
+COST						
Investments in unaffiliated securities at cost	$733,511	$212,315	$488,379	$273,796	$40,187	$89,504
Cash denominated in foreign currencies at cost	—	—	—	280	—	—

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands, except per share amounts)	Money Market	Real Estate Securities	Science and Technology	Small Cap Growth	Small Cap Value	Value
ASSETS						
Investments in unaffiliated securities at market value+	$163,429	$33,517	$273,448	$328,594	$184,298	$257,993
Investments at Market Value	163,429	33,517	273,448	328,594	184,298	257,993
Cash	—	20	1	—*	16	29
Investment securities sold receivable	—	27	691	5,167	83	1,238
Dividends and interest receivable	230	97	253	12	235	409
Capital shares sold receivable	1,666	2	89	29	52	44
Receivable from affiliates	15	—	—	—	—	—
Prepaid and other assets	1	—	—	—	—	—
Total Assets	165,341	33,663	274,482	333,802	184,684	259,713
LIABILITIES						
Investment securities purchased payable	—	259	—	5,084	480	1,280
Capital shares redeemed payable	199	40	149	132	103	372
Distributions payable	—*	—	—	—	—	—
Trustees and Chief Compliance Officer fees payable	12	2	33	49	12	24
Overdraft due to custodian	1	—	—	—	—	—
Service fee payable	—	—*	2	2	1	2
Shareholder servicing payable	—*	—*	1	1	—*	—*
Investment management fee payable	2	1	6	7	4	5
Accounting services fee payable	5	2	8	10	7	8
Written options at market value+	—	—	—	—	140	551
Other liabilities	22	6	43	29	16	22
Total Liabilities	241	310	242	5,314	763	2,264
Total Net Assets	$165,100	$33,353	$274,240	$328,488	$183,921	$257,449
NET ASSETS						
Capital paid in (shares authorized – unlimited)	$165,125	$43,522	$272,033	$364,043	$196,715	$279,244
Undistributed (distributions in excess of) net investment income	—	439	(687)	(1,571)	99	1,204
Accumulated net realized gain (loss)	(25)	(8,759)	9,493	(26,099)	(23,163)	(17,538)
Net unrealized appreciation (depreciation)	—	(1,849)	(6,599)	(7,885)	10,270	(5,461)
Total Net Assets	$165,100	$33,353	$274,240	$328,488	$183,921	$257,449
CAPITAL SHARES OUTSTANDING	165,125	6,266	20,327	41,242	14,290	52,362
NET ASSET VALUE PER SHARE	$1.00	$5.3226	$13.4916	$7.9649	$12.8707	$4.9167
+COST						
Investments in unaffiliated securities at cost	$163,429	$35,366	$280,047	$336,480	$173,989	$263,391
Written options premiums received at cost	—	—	—	—	101	488

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands)	Pathfinder Aggressive	Pathfinder Conservative	Pathfinder Moderate	Pathfinder Moderately Aggressive	Pathfinder Moderately Conservative	Asset Strategy
INVESTMENT INCOME						
Dividends from unaffiliated securities	$ —	$ —	$ —	$ —	$ —	$ 10,608
Dividends from affiliated securities	911	963	5,573	5,135	1,923	—
Foreign dividend withholding tax	—	—	—	—	—	(503)
Interest and amortization from unaffiliated securities	—*	—*	1	1	—*	416
Total Investment Income	911	963	5,574	5,136	1,923	10,521
EXPENSES						
Investment management fee	—	—	—	—	—	3,881
Service fee	—	—	—	—	—	1,398
Shareholder servicing	—*	—*	1	1	—*	6
Custodian fees	1	1	1	2	2	269
Trustees and Chief Compliance Officer fees	2	2	10	11	3	43
Accounting services fee	12	8	32	32	16	125
Legal fees	1	1	6	6	2	22
Audit fees	8	8	8	8	8	28
Other	5	2	9	12	4	78
Total Expenses	29	22	67	72	35	5,850
Less:						
Expenses in excess of limit	—	—	—	—	—	(50)
Total Net Expenses	29	22	67	72	35	5,800
Net Investment Income	882	941	5,507	5,064	1,888	4,721
REALIZED AND UNREALIZED GAIN (LOSS)						
Net realized gain (loss) on:						
Investments in unaffiliated securities	—	—	—	—	—	26,600
Investments in affiliated securities	560	651	2,662	2,910	1,121	—
Futures contracts	—	—	—	—	—	(46,385)
Written options	—	—	—	—	—	(1,827)
Forward foreign currency contracts	—	—	—	—	—	2,994
Foreign currency exchange transactions	—	—	—	—	—	(146)
Net change in unrealized appreciation (depreciation) on:						
Investments in unaffiliated securities	—	—	—	—	—	(89,848)
Investments in affiliated securities	(4,869)	(2,426)	(20,160)	(24,174)	(5,731)	24
Futures contracts	—	—	—	—	—	17,477
Written options	—	—	—	—	—	(74)
Forward foreign currency contracts	—	—	—	—	—	(5,159)
Foreign currency exchange transactions	—	—	—	—	—	(310)
Net Realized and Unrealized Loss	(4,309)	(1,775)	(17,498)	(21,264)	(4,610)	(96,654)
Net Decrease in Net Assets Resulting from Operations	$(3,427)	$ (834)	$(11,991)	$(16,200)	$(2,722)	$(91,933)

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands)	Balanced	Bond	Core Equity	Dividend Opportunities	Energy	Global Natural Resources
INVESTMENT INCOME						
Dividends from unaffiliated securities	$ 2,039	$ —	$ 2,207	$ 2,148	$ 168	$ 1,168
Foreign dividend withholding tax	(3)	—	(4)	(1)	(3)	(77)
Interest and amortization from unaffiliated securities	2,225	8,538	82	10	1	10
Foreign interest withholding tax	—	—	—	—	—	(1)
Total Investment Income	4,261	8,538	2,285	2,157	166	1,100
EXPENSES						
Investment management fee	1,258	1,266	1,435	720	136	954
Service fee	449	666	512	257	40	239
Shareholder servicing	2	2	2	1	—*	2
Custodian fees	8	15	10	6	2	50
Trustees and Chief Compliance Officer fees	17	21	23	8	1	7
Accounting services fee	59	72	62	39	13	35
Legal fees	7	11	9	4	1	5
Audit fees	14	16	11	10	9	17
Other	41	36	41	16	3	15
Total Expenses	1,855	2,105	2,105	1,061	205	1,324
Less:						
Expenses in excess of limit	—	—	(102)	—	—	—
Total Net Expenses	1,855	2,105	2,003	1,061	205	1,324
Net Investment Income (Loss)	2,406	6,433	282	1,096	(39)	(224)
REALIZED AND UNREALIZED GAIN (LOSS)						
Net realized gain (loss) on:						
Investments in unaffiliated securities	25,526	1,429	20,540	1,651	(155)	3,302
Futures contracts	—	—	—	—	—	(111)
Forward foreign currency contracts	—	—	—	—	—	64
Foreign currency exchange transactions	—	—	—	—	—	(96)
Net change in unrealized appreciation (depreciation) on:						
Investments in unaffiliated securities	(33,769)	17,712	(38,866)	(23,966)	(3,939)	(39,178)
Futures contracts	—	—	—	—	—	729
Forward foreign currency contracts	—	—	—	—	—	116
Foreign currency exchange transactions	—	—	(1)	—	—	(5)
Net Realized and Unrealized Gain (Loss)	(8,243)	19,141	(18,327)	(22,315)	(4,094)	(35,179)
Net Increase (Decrease) in Net Assets Resulting from Operations	$ (5,837)	$25,574	$(18,045)	$(21,219)	$(4,133)	$(35,403)

Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands)	Growth	High Income	International Core Equity	International Growth	Micro Cap Growth	Mid Cap Growth
INVESTMENT INCOME						
Dividends from unaffiliated securities	$ 4,860	$ 21	$ 9,584	$ 4,341	$ 22	$ 526
Foreign dividend withholding tax	(12)	—	(940)	(351)	(1)	—
Interest and amortization from unaffiliated securities	93	10,127	27	9	1	4
Total Investment Income	4,941	10,148	8,671	3,999	22	530
EXPENSES						
Investment management fee	2,990	668	2,097	1,088	195	415
Service fee	1,068	267	617	320	51	122
Shareholder servicing	4	1	3	1	—*	—*
Custodian fees	14	8	110	39	5	5
Trustees and Chief Compliance Officer fees	42	9	20	11	2	4
Accounting services fee	104	43	66	45	14	26
Legal fees	17	4	10	5	2	2
Audit fees	12	21	17	16	10	10
Other	78	18	42	20	4	6
Total Expenses	4,329	1,039	2,982	1,545	283	590
Less:						
Expenses in excess of limit	(128)	(53)	—	(38)	—	(10)
Total Net Expenses	4,201	986	2,982	1,507	283	580
Net Investment Income (Loss)	740	9,162	5,689	2,492	(261)	(50)
REALIZED AND UNREALIZED GAIN (LOSS)						
Net realized gain (loss) on:						
Investments in unaffiliated securities	30,632	2,865	31,046	10,497	3,583	2,264
Written options	—	—	—	—	—	(78)
Forward foreign currency contracts	—	2	—	3,403	—	—
Foreign currency exchange transactions	—	1	(201)	(280)	—	—
Net change in unrealized appreciation (depreciation) on:						
Investments in unaffiliated securities	(108,740)	(4,074)	(96,830)	(44,076)[1]	(2,412)	(2,741)
Swap agreements	—	—	—	(413)	—	—
Forward foreign currency contracts	—	79	—	(370)	—	—
Foreign currency exchange transactions	—	—*	(86)	(70)	—	—
Net Realized and Unrealized Gain (Loss)	(78,108)	(1,127)	(66,071)	(31,309)	1,171	(555)
Net Increase (Decrease) in Net Assets Resulting from Operations	$ (77,368)	$ 8,035	$(60,382)	$(28,817)	$ 910	$ (605)

*Not shown due to rounding.

(1)Net of India deferred taxes of $42.

Ivy Funds VIP

FOR THE SIX MONTHS ENDED JUNE 30, 2010 (UNAUDITED)

(In thousands)	Money Market	Real Estate Securities	Science and Technology	Small Cap Growth	Small Cap Value	Value
INVESTMENT INCOME						
Dividends from unaffiliated securities	$ —	$ 625	$ 1,126	$ 514	$ 1,313	$ 2,146
Foreign dividend withholding tax	—	(2)	(31)	—	(4)	—
Interest and amortization from unaffiliated securities	460	—*	25	22	8	3
Total Investment Income	460	623	1,120	536	1,317	2,149
EXPENSES						
Investment management fee	310	155	1,299	1,522	863	982
Service fee	—	43	382	448	254	351
Shareholder servicing	1	—*	2	2	1	1
Custodian fees	5	8	27	8	8	7
Trustees and Chief Compliance Officer fees	6	2	14	17	8	12
Accounting services fee	32	13	47	58	39	46
Legal fees	12	2	6	7	6	6
Audit fees	7	16	14	12	12	10
Other	24	4	24	32	17	34
Total Expenses	397	243	1,815	2,106	1,208	1,449
Less:						
Expenses in excess of limit	(15)	—	(30)	(36)	—	(14)
Total Net Expenses	382	243	1,785	2,070	1,208	1,435
Net Investment Income (Loss)	78	380	(665)	(1,534)	109	714
REALIZED AND UNREALIZED GAIN (LOSS)						
Net realized gain (loss) on:						
Investments in unaffiliated securities	(9)	1,830	9,540	18,220	14,766	16,125
Written options	—	—	330	—	99	807
Foreign currency exchange transactions	—	—	7	—	1	—
Net change in unrealized appreciation (depreciation) on:						
Investments in unaffiliated securities	—	(336)	(37,014)	(24,445)	(20,181)	(26,377)
Written options	—	—	—	—	(39)	(286)
Foreign currency exchange transactions	—	—	(1)	—	—	—
Net Realized and Unrealized Gain (Loss)	(9)	1,494	(27,138)	(6,225)	(5,354)	(9,731)
Net Increase (Decrease) in Net Assets Resulting from Operations	$ 69	$1,874	$(27,803)	$ (7,759)	$ (5,245)	$ (9,017)

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands)	Pathfinder Aggressive		Pathfinder Conservative		Pathfinder Moderate	
	Six months ended 6–30–10 (Unaudited)	Fiscal year ended 12–31–09	Six months ended 6–30–10 (Unaudited)	Fiscal year ended 12–31–09	Six months ended 6–30–10 (Unaudited)	Fiscal year ended 12–31–09
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 882	$ 705	$ 941	$ 525	$ 5,507	$ 2,173
Net realized gain on investments	560	1,408	651	1,003	2,662	3,587
Net change in unrealized appreciation (depreciation)	(4,869)	9,069	(2,426)	3,300	(20,160)	25,344
Net Increase (Decrease) in Net Assets Resulting from Operations	(3,427)	11,182	(834)	4,828	(11,991)	31,104
Distributions to Shareholders From:						
Net investment income	(706)	(214)	(526)	(22)	(2,179)	(291)
Net realized gains	(1,408)	(487)	(1,002)	(40)	(3,590)	(537)
Total Distributions to Shareholders	(2,114)	(701)	(1,528)	(62)	(5,769)	(828)
Capital Share Transactions	3,718	7,234	11,413	27,182	83,609	161,568
Net Increase (Decrease) in Net Assets	(1,823)	17,715	9,051	31,948	65,849	191,844
Net Assets, Beginning of Period	60,613	42,898	43,923	11,975	270,289	78,445
Net Assets, End of Period	$58,790	$60,613	$52,974	$43,923	$336,138	$270,289
Undistributed net investment income	$878	$703	$940	$524	$5,497	$2,170

(In thousands)	Pathfinder Moderately Aggressive		Pathfinder Moderately Conservative		Asset Strategy	
	Six months ended 6–30–10 (Unaudited)	Fiscal year ended 12–31–09	Six months ended 6–30–10 (Unaudited)	Fiscal year ended 12–31–09	Six months ended 6–30–10 (Unaudited)	Fiscal year ended 12–31–09
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 5,064	$ 2,768	$ 1,888	$ 1,007	$ 4,721	$ 9,927
Net realized gain (loss) on investments	2,910	4,941	1,121	1,692	(18,764)	(11,444)
Net change in unrealized appreciation (depreciation)	(24,174)	36,547	(5,731)	8,112	(77,890)	193,442
Net Increase (Decrease) in Net Assets Resulting from Operations	(16,200)	44,256	(2,722)	10,811	(91,933)	191,925
Distributions to Shareholders From:						
Net investment income	(2,776)	(541)	(1,009)	(79)	(12,441)	(2,922)
Net realized gains	(4,945)	(970)	(1,730)	(167)	—	(78,982)
Total Distributions to Shareholders	(7,721)	(1,511)	(2,739)	(246)	(12,441)	(81,904)
Capital Share Transactions	65,970	143,305	22,255	49,516	83,721	306,546
Net Increase (Decrease) in Net Assets	42,049	186,050	16,794	60,081	(20,653)	416,567
Net Assets, Beginning of Period	301,756	115,706	92,253	32,172	1,094,761	678,194
Net Assets, End of Period	$343,805	$301,756	$109,047	$92,253	$1,074,108	$1,094,761
Undistributed net investment income	$5,047	$2,760	$1,884	$1,005	$514	$8,381

See Accompanying Notes to Financial Statements.

STATEMENT OF CHANGES IN NET ASSETS
Ivy Funds VIP

(In thousands)	Balanced Six months ended 6–30–10 (Unaudited)	Balanced Fiscal year ended 12–31–09	Bond Six months ended 6–30–10 (Unaudited)	Bond Fiscal year ended 12–31–09	Core Equity Six months ended 6–30–10 (Unaudited)	Core Equity Fiscal year ended 12–31–09
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 2,406	$ 6,905	$ 6,433	$ 13,995	$ 282	$ 3,899
Net realized gain on investments	25,526	5,243	1,429	2,446	20,540	3,802
Net change in unrealized appreciation (depreciation)	(33,769)	31,077	17,712	10,531	(38,867)	75,046
Net Increase (Decrease) in Net Assets Resulting from Operations	(5,837)	43,225	25,574	26,972	(18,045)	82,747
Distributions to Shareholders From:						
Net investment income	(7,059)	(7,291)	(20,720)	(13,706)	(4,025)	(3,943)
Net realized gains	(5,145)	(2,099)	—	—	—	—
Total Distributions to Shareholders	(12,204)	(9,390)	(20,720)	(13,706)	(4,025)	(3,943)
Capital Share Transactions	(8,771)	(51,174)	122,745	124,063	(28,762)	(65,801)
Net Increase (Decrease) in Net Assets	(26,812)	(17,339)	127,599	137,329	(50,832)	13,003
Net Assets, Beginning of Period	360,946	378,285	471,468	334,139	415,130	402,127
Net Assets, End of Period	$334,134	$360,946	$599,067	$471,468	$364,298	$415,130
Undistributed net investment income	$2,249	$6,902	$1,851	$16,139	$101	$3,844

(In thousands)	Dividend Opportunities Six months ended 6–30–10 (Unaudited)	Dividend Opportunities Fiscal year ended 12–31–09	Energy Six months ended 6–30–10 (Unaudited)	Energy Fiscal year ended 12–31–09	Global Natural Resources Six months ended 6–30–10 (Unaudited)	Global Natural Resources Fiscal year ended 12–31–09
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ 1,096	$ 2,317	$ (39)	$ 88	$ (224)	$ (717)
Net realized gain (loss) on investments	1,651	(14,283)	(155)	(1,949)	3,159	247
Net change in unrealized appreciation (depreciation)	(23,966)	42,262	(3,939)	10,422	(38,338)	64,833
Net Increase (Decrease) in Net Assets Resulting from Operations	(21,219)	30,296	(4,133)	8,561	(35,403)	64,363
Distributions to Shareholders From:						
Net investment income	(2,411)	(1,506)	(90)	—	—	—
Net realized gains	—	—	—	—	—	—
Total Distributions to Shareholders	(2,411)	(1,506)	(90)	—	—	—
Capital Share Transactions	20,820	49,488	2,388	2,887	11,701	58,465
Net Increase (Decrease) in Net Assets	(2,810)	78,278	(1,835)	11,448	(23,702)	122,828
Net Assets, Beginning of Period	201,304	123,026	31,342	19,894	192,289	69,461
Net Assets, End of Period	$198,494	$201,304	$29,507	$31,342	$168,587	$192,289
Undistributed (distributions in excess of) net investment income	$726	$2,041	$(43)	$85	$(331)	$(11)

See Accompanying Notes to Financial Statements.

(In thousands)	Growth Six months ended 6–30–10 (Unaudited)	Growth Fiscal year ended 12–31–09	High Income Six months ended 6–30–10 (Unaudited)	High Income Fiscal year ended 12–31–09	International Core Equity Six months ended 6–30–10 (Unaudited)	International Core Equity Fiscal year ended 12–31–09
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 740	$ 5,277	$ 9,162	$ 17,063	$ 5,689	$ 6,758
Net realized gain (loss) on investments	30,632	17,492	2,868	(8,543)	30,845	(72,918)
Net change in unrealized appreciation (depreciation)	(108,740)	169,568	(3,995)	61,228	(96,916)	206,411
Net Increase (Decrease) in Net Assets Resulting from Operations	(77,368)	192,337	8,035	69,748	(60,382)	140,251
Distributions to Shareholders From:						
Net investment income	(5,368)	(2,992)	(17,048)	(16,681)	(7,010)	(15,263)
Net realized gains	—	(22,110)	—	—	—	(24,549)
Total Distributions to Shareholders	(5,368)	(25,102)	(17,048)	(16,681)	(7,010)	(39,812)
Capital Share Transactions	(32,647)	(43,767)	10,330	14,111	13,612	33,209
Net Increase (Decrease) in Net Assets	(115,383)	123,468	1,317	67,178	(53,780)	133,648
Net Assets, Beginning of Period	880,513	757,045	213,911	146,733	512,761	379,113
Net Assets, End of Period	$ 765,130	$880,513	$215,228	$213,911	$458,981	$512,761
Undistributed net investment income	$541	$5,169	$9,111	$16,996	$5,458	$6,980

(In thousands)	International Growth Six months ended 6–30–10 (Unaudited)	International Growth Fiscal year ended 12–31–09	Micro Cap Growth Six months ended 6–30–10 (Unaudited)	Micro Cap Growth Fiscal year ended 12–31–09	Mid Cap Growth Six months ended 6–30–10 (Unaudited)	Mid Cap Growth Fiscal year ended 12–31–09
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ 2,492	$ 2,564	$ (261)	$ (423)	$ (50)	$ 21
Net realized gain (loss) on investments	13,620	(693)	3,583	(4,233)	2,186	(932)
Net change in unrealized appreciation (depreciation)	(44,929)	46,236	(2,412)	15,676	(2,741)	27,645
Net Increase (Decrease) in Net Assets Resulting from Operations	(28,817)	48,107	910	11,020	(605)	26,734
Distributions to Shareholders From:						
Net investment income	(2,599)	(2,688)	—	—	(36)	—
Net realized gains	—	—	—	—	—	—
Total Distributions to Shareholders	(2,599)	(2,688)	—	—	(36)	—
Capital Share Transactions	17,077	56,312	893	(1,118)	6,161	16,544
Net Increase (Decrease) in Net Assets	(14,339)	101,731	1,803	9,902	5,520	43,278
Net Assets, Beginning of Period	261,229	159,498	38,211	28,309	92,157	48,879
Net Assets, End of Period	$246,890	$261,229	$40,014	$38,211	$97,677	$92,157
Undistributed (distributions in excess of) net investment income	$2,188	$2,575	$(316)	$(54)	$(67)	$20

See Accompanying Notes to Financial Statements.

STATEMENT OF CHANGES IN NET ASSETS
Ivy Funds VIP

(In thousands)	Money Market Six months ended 6–30–10 (Unaudited)	Money Market Fiscal year ended 12–31–09	Real Estate Securities Six months ended 6–30–10 (Unaudited)	Real Estate Securities Fiscal year ended 12–31–09	Science and Technology Six months ended 6–30–10 (Unaudited)	Science and Technology Fiscal year ended 12–31–09
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ 78	$ 1,872	$ 380	$ 680	$ (665)	$ 168
Net realized gain (loss) on investments	(9)	116	1,830	(4,660)	9,877	11,428
Net change in unrealized appreciation (depreciation)	—	—	(336)	10,351	(37,015)	83,850
Net Increase (Decrease) in Net Assets Resulting from Operations	69	1,988	1,874	6,371	(27,803)	95,446
Distributions to Shareholders From:						
Net investment income	(78)	(1,872)	(668)	(831)	—	—
Net realized gains	(22)	(118)	—	—	(9,088)	(16,547)
Total Distributions to Shareholders	(100)	(1,990)	(668)	(831)	(9,088)	(16,547)
Capital Share Transactions	14,268	(49,898)	(1,430)	(897)	(5,121)	11,200
Net Increase (Decrease) in Net Assets	14,237	(49,900)	(224)	4,643	(42,012)	90,099
Net Assets, Beginning of Period	150,863	200,763	33,577	28,934	316,252	226,153
Net Assets, End of Period	$165,100	$150,863	$ 33,353	$33,577	$ 274,240	$ 316,252
Undistributed (distributions in excess of) net investment income	$ —	$ —	$439	$726	$(687)	$(28)

(In thousands)	Small Cap Growth Six months ended 6–30–10 (Unaudited)	Small Cap Growth Fiscal year ended 12–31–09	Small Cap Value Six months ended 6–30–10 (Unaudited)	Small Cap Value Fiscal year ended 12–31–09	Value Six months ended 6–30–10 (Unaudited)	Value Fiscal year ended 12–31–09
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ (1,534)	$ (2,723)	$ 109	$ 86	$ 714	$ 3,483
Net realized gain (loss) on investments	18,220	(4,855)	14,866	(4,492)	16,932	1,930
Net change in unrealized appreciation (depreciation)	(24,445)	101,109	(20,220)	48,625	(26,663)	53,957
Net Increase (Decrease) in Net Assets Resulting from Operations	(7,759)	93,531	(5,245)	44,219	(9,017)	59,370
Distributions to Shareholders From:						
Net investment income	—	(1,298)	(151)	—	(2,517)	(4,928)
Net realized gains	—	—	—	—	—	—
Total Distributions to Shareholders	—	(1,298)	(151)	—	(2,517)	(4,928)
Capital Share Transactions	(19,458)	(26,712)	(7,863)	2,845	(7,861)	(9,026)
Net Increase (Decrease) in Net Assets	(27,217)	65,521	(13,259)	47,064	(19,395)	45,416
Net Assets, Beginning of Period	355,705	290,184	197,180	150,116	276,844	231,428
Net Assets, End of Period	$328,488	$355,705	$183,921	$ 197,180	$ 257,449	$276,844
Undistributed (distributions in excess of) net investment income	$(1,571)	$(38)	$99	$141	$1,204	$3,007

See Accompanying Notes to Financial Statements.

	Net Asset Value, Beginning of Period	Net Investment Income	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Pathfinder Aggressive							
Six-month period ended 6–30–2010 (unaudited)	$ 4.6294	$0.0620	$ (0.3120)	$ (0.2500)	$ (0.0526)	$ (0.1048)	$ (0.1574)
Fiscal year ended 12–31–2009	3.8093	0.0524	0.8251	0.8775	(0.0175)	(0.0399)	(0.0574)
Fiscal year ended 12–31–2008[3]	5.0000	0.0096	(1.2003)	(1.1907)	—	—	—
Pathfinder Conservative							
Six-month period ended 6–30–2010 (unaudited)	5.0197	0.0770	(0.1509)	(0.0739)	(0.0519)	(0.0989)	(0.1508)
Fiscal year ended 12–31–2009	4.4530	0.0553	0.5206	0.5759	(0.0033)	(0.0059)	(0.0092)
Fiscal year ended 12–31–2008[4]	5.0000	0.0058	(0.5528)	(0.5470)	—	—	—
Pathfinder Moderate							
Six-month period ended 6–30–2010 (unaudited)	4.7629	0.0669	(0.2269)	(0.1600)	(0.0312)	(0.0514)	(0.0826)
Fiscal year ended 12–31–2009	4.0630	0.0325	0.6933	0.7258	(0.0091)	(0.0168)	(0.0259)
Fiscal year ended 12–31–2008[3]	5.0000	0.0097	(0.9467)	(0.9370)	—	—	—
Pathfinder Moderately Aggressive							
Six-month period ended 6–30–2010 (unaudited)	4.8046	0.0608	(0.2657)	(0.2049)	(0.0388)	(0.0691)	(0.1079)
Fiscal year ended 12–31–2009	4.0140	0.0379	0.7876	0.8255	(0.0125)	(0.0224)	(0.0349)
Fiscal year ended 12–31–2008[3]	5.0000	0.0103	(0.9963)	(0.9860)	—	—	—
Pathfinder Moderately Conservative							
Six-month period ended 6–30–2010 (unaudited)	4.9413	0.0740	(0.1895)	(0.1155)	(0.0466)	(0.0799)	(0.1265)
Fiscal year ended 12–31–2009	4.3098	0.0494	0.6002	0.6496	(0.0058)	(0.0123)	(0.0181)
Fiscal year ended 12–31–2008[5]	5.0000	0.0080	(0.6982)	(0.6902)	—	—	—
Asset Strategy							
Six-month period ended 6–30–2010 (unaudited)	9.2253	0.0322	(0.7512)	(0.7190)	(0.0976)	—	(0.0976)
Fiscal year ended 12–31–2009	8.2749	0.0814	1.8135	1.8949	(0.0337)	(0.9108)	(0.9445)
Fiscal year ended 12–31–2008	12.3237	0.1062	(3.2919)	(3.1857)	(0.0495)	(0.8136)	(0.8631)
Fiscal year ended 12–31–2007	9.0016	0.0932	3.8531	3.9463	(0.0709)	(0.5533)	(0.6242)
Fiscal year ended 12–31–2006	8.8625	0.0958	1.7042	1.8000	(0.0354)	(1.6255)	(1.6609)
Fiscal year ended 12–31–2005	7.6926	0.0836	1.7847	1.8683	(0.0762)	(0.6222)	(0.6984)
Balanced							
Six-month period ended 6–30–2010 (unaudited)	8.4782	0.0652	(0.2136)	(0.1484)	(0.1733)	(0.1263)	(0.2996)
Fiscal year ended 12–31–2009	7.6960	0.1729	0.8142	0.9871	(0.1591)	(0.0458)	(0.2049)
Fiscal year ended 12–31–2008	9.7624	0.1496	(2.1997)	(2.0501)	(0.0096)	(0.0067)	(0.0163)
Fiscal year ended 12–31–2007	8.7056	0.1388	1.0508	1.1896	(0.1326)	(0.0002)	(0.1328)
Fiscal year ended 12–31–2006	7.9631	0.1224	0.7704	0.8928	(0.1207)	(0.0296)	(0.1503)
Fiscal year ended 12–31–2005	7.6783	0.0999	0.2851	0.3850	(0.1002)	—	(0.1002)

(1)Ratios excluding expense waivers are included only for periods in which the Portfolio had waived or reimbursed expenses.

(2)Annualized.

(3)For the period from March 4, 2008 (commencement of operations of the Portfolio) through December 31, 2008.

(4)For the period from March 13, 2008 (commencement of operations of the Portfolio) through December 31, 2008.

(5)For the period from March 12, 2008 (commencement of operations of the Portfolio) through December 31, 2008.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[1]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[1]	Portfolio Turnover Rate
Pathfinder Aggressive								
Six-month period ended 6–30–2010 (unaudited)	$ 4.2220	–5.45%	$ 59	0.10%[2]	2.88%[2]	—%	—%	4%
Fiscal year ended 12–31–2009	4.6294	23.32	61	0.10	1.40	—	—	22
Fiscal year ended 12–31–2008[3]	3.8093	–23.82	43	0.10[2]	0.44[2]	—	—	3
Pathfinder Conservative								
Six-month period ended 6–30–2010 (unaudited)	4.7950	–1.49	53	0.09[2]	3.95[2]	—	—	8
Fiscal year ended 12–31–2009	5.0197	12.95	44	0.12	1.66	—	—	27
Fiscal year ended 12–31–2008[4]	4.4530	–10.94	12	0.39[2]	0.45[2]	—	—	2
Pathfinder Moderate								
Six-month period ended 6–30–2010 (unaudited)	4.5203	–3.38	336	0.04[2]	3.54[2]	—	—	3
Fiscal year ended 12–31–2009	4.7629	17.95	270	0.06	1.35	—	—	18
Fiscal year ended 12–31–2008[3]	4.0630	–18.74	78	0.09[2]	0.64[2]	—	—	—
Pathfinder Moderately Aggressive								
Six-month period ended 6–30–2010 (unaudited)	4.4918	–4.29	344	0.04[2]	3.16[2]	—	—	3
Fiscal year ended 12–31–2009	4.8046	20.70	302	0.06	1.35	—	—	19
Fiscal year ended 12–31–2008[3]	4.0140	–19.72	116	0.07[2]	0.61[2]	—	—	—
Pathfinder Moderately Conservative								
Six-month period ended 6–30–2010 (unaudited)	4.6993	–2.35	109	0.07[2]	3.75[2]	—	—	5
Fiscal year ended 12–31–2009	4.9413	15.12	92	0.09	1.56	—	—	28
Fiscal year ended 12–31–2008[5]	4.3098	–13.80	32	0.18[2]	0.63[2]	—	—	—
Asset Strategy								
Six-month period ended 6–30–2010 (unaudited)	8.4087	–7.80	1,074	1.04[2]	0.84[2]	1.05[2]	0.83[2]	60
Fiscal year ended 12–31–2009	9.2253	25.04	1,095	1.05	1.17	1.06	1.16	113
Fiscal year ended 12–31–2008	8.2749	–25.79	678	1.04	1.02	1.05	1.01	190
Fiscal year ended 12–31–2007	12.3237	44.11	913	1.03	0.96	1.04	0.95	98
Fiscal year ended 12–31–2006	9.0016	20.15	602	1.02	1.16	1.03	1.15	148
Fiscal year ended 12–31–2005	8.8625	24.27	416	1.03	1.10	—	—	79
Balanced								
Six-month period ended 6–30–2010 (unaudited)	8.0302	–1.92	334	1.03[2]	1.34[2]	—	—	34
Fiscal year ended 12–31–2009	8.4782	13.23	361	1.03	1.95	—	—	46
Fiscal year ended 12–31–2008	7.6960	–21.00	378	1.01	1.53	—	—	19
Fiscal year ended 12–31–2007	9.7624	13.67	559	1.01	1.40	—	—	8
Fiscal year ended 12–31–2006	8.7056	11.21	565	1.01	1.37	—	—	28
Fiscal year ended 12–31–2005	7.9631	5.01	582	1.01	1.20	—	—	52

See Accompanying Notes to Financial Statements.

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Bond							
Six-month period ended 6–30–2010 (unaudited)	$ 5.4996	$ 0.0558	$ 0.2011	$ 0.2569	$ (0.2270)	$ —	$ (0.2270)
Fiscal year ended 12–31–2009	5.3372	0.1550	0.2178	0.3728	(0.2104)	—	(0.2104)
Fiscal year ended 12–31–2008	5.3255	0.2183	(0.2017)	0.0166	(0.0049)	—	(0.0049)
Fiscal year ended 12–31–2007	5.2752	0.2428	0.0489	0.2917	(0.2414)	—	(0.2414)
Fiscal year ended 12–31–2006	5.2928	0.2434	(0.0182)	0.2252	(0.2411)	(0.0017)	(0.2428)
Fiscal year ended 12–31–2005	5.4762	0.2356	(0.1464)	0.0892	(0.2464)	(0.0262)	(0.2726)
Core Equity							
Six-month period ended 6–30–2010 (unaudited)	9.9518	0.0128	(0.4983)	(0.4855)	(0.1023)	—	(0.1023)
Fiscal year ended 12–31–2009	8.1109	0.0996	1.8272	1.9268	(0.0859)	—	(0.0859)
Fiscal year ended 12–31–2008	12.9583	0.0832	(4.6008)	(4.5176)	(0.0203)	(0.3095)	(0.3298)
Fiscal year ended 12–31–2007	12.5485	0.0977	1.6632	1.7609	(0.0862)	(1.2649)	(1.3511)
Fiscal year ended 12–31–2006	11.1221	0.0805	1.8084	1.8889	(0.1093)	(0.3532)	(0.4625)
Fiscal year ended 12–31–2005	10.2369	0.0358	0.8859	0.9217	(0.0365)	—	(0.0365)
Dividend Opportunities							
Six-month period ended 6–30–2010 (unaudited)	5.9634	0.0265	(0.6009)	(0.5744)	(0.0675)	—	(0.0675)
Fiscal year ended 12–31–2009	5.1114	0.0599	0.8442	0.9041	(0.0521)	—	(0.0521)
Fiscal year ended 12–31–2008	8.0015	0.0391	(2.9133)	(2.8742)	(0.0056)	(0.0103)	(0.0159)
Fiscal year ended 12–31–2007	6.9651	0.0881	1.0765	1.1646	(0.0675)	(0.0607)	(0.1282)
Fiscal year ended 12–31–2006	6.1121	0.0857	0.8867	0.9724	(0.0849)	(0.0345)	(0.1194)
Fiscal year ended 12–31–2005	5.4645	0.0643	0.6476	0.7119	(0.0643)	—	(0.0643)
Energy							
Six-month period ended 6–30–2010 (unaudited)	5.2588	(0.0067)	(0.6366)	(0.6433)	(0.0143)	—	(0.0143)
Fiscal year ended 12–31–2009	3.7434	0.0147	1.5007	1.5154	—	—	—
Fiscal year ended 12–31–2008	6.9732	(0.0103)	(3.2080)	(3.2183)	(0.0055)	(0.0060)	(0.0115)
Fiscal year ended 12–31–2007	4.6351	0.0280	2.3497	2.3777	(0.0209)	(0.0187)	(0.0396)
Fiscal year ended 12–31–2006[3]	5.0000	0.0248	(0.3654)	(0.3406)	(0.0243)	—	(0.0243)
Global Natural Resources							
Six-month period ended 6–30–2010 (unaudited)	5.7479	(0.0063)	(0.9735)	(0.9798)	—	—	—
Fiscal year ended 12–31–2009	3.3102	(0.0209)	2.4586	2.4377	—	—	—
Fiscal year ended 12–31–2008	10.0838	0.0088	(6.2310)	(6.2222)	(0.1089)	(0.4425)	(0.5514)
Fiscal year ended 12–31–2007	7.5711	0.0148	3.2797	3.2945	(0.0022)	(0.7796)	(0.7818)
Fiscal year ended 12–31–2006	6.2719	0.0295	1.5690	1.5985	(0.0235)	(0.2758)	(0.2993)
Fiscal year ended 12–31–2005[4]	5.0000	(0.0112)	1.3132	1.3020	—	(0.0301)	(0.0301)
Growth							
Six-month period ended 6–30–2010 (unaudited)	9.2781	0.0100	(0.8596)	(0.8496)	(0.0586)	—	(0.0586)
Fiscal year ended 12–31–2009	7.5529	0.0567	1.9286	1.9853	(0.0310)	(0.2291)	(0.2601)
Fiscal year ended 12–31–2008	12.0237	0.0297	(4.3944)	(4.3647)	—	(0.1061)	(0.1061)
Fiscal year ended 12–31–2007	9.7813	(0.0008)	2.5262	2.5254	(0.0001)	(0.2829)	(0.2830)
Fiscal year ended 12–31–2006	9.3125	(0.0001)	0.4689	0.4688	—	—	—
Fiscal year ended 12–31–2005	8.3728	(0.0029)	0.9429	0.9400	(0.0003)	—	(0.0003)

(1) Ratios excluding expense waivers are included only for periods in which the Portfolio had waived or reimbursed expenses.

(2) Annualized.

(3) For the period from May 1, 2006 (commencement of operations of the Portfolio) through December 31, 2006.

(4) For the period from April 28, 2005 (commencement of operations of the Portfolio) through December 31, 2005.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[1]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[1]	Portfolio Turnover Rate
Bond								
Six-month period ended 6–30–2010 (unaudited)	$ 5.5295	4.79%	$ 599	0.79%[2]	2.41%[2]	—%	—%	11%
Fiscal year ended 12–31–2009	5.4996	7.16	471	0.80	3.56	—	—	30
Fiscal year ended 12–31–2008	5.3372	0.31	334	0.79	4.38	—	—	29
Fiscal year ended 12–31–2007	5.3255	5.67	296	0.82	4.57	0.85	4.54	42
Fiscal year ended 12–31–2006	5.2752	4.24	213	0.84	4.49	0.85	4.48	54
Fiscal year ended 12–31–2005	5.2928	1.61	212	0.86	4.17	—	—	43
Core Equity								
Six-month period ended 6–30–2010 (unaudited)	9.3640	−4.95	364	0.98[2]	0.14[2]	1.03[2]	0.09[2]	56
Fiscal year ended 12–31–2009	9.9518	24.02	415	0.98	1.01	1.03	0.96	101
Fiscal year ended 12–31–2008	8.1109	−34.77	402	0.96	0.68	1.01	0.63	105
Fiscal year ended 12–31–2007	12.9583	14.03	746	0.96	0.68	1.01	0.63	83
Fiscal year ended 12–31–2006	12.5485	16.99	762	0.99	0.62	1.00	0.61	103
Fiscal year ended 12–31–2005	11.1221	9.01	723	1.01	0.32	—	—	62
Dividend Opportunities								
Six-month period ended 6–30–2010 (unaudited)	5.3215	−9.72	198	1.03[2]	1.07[2]	—	—	28
Fiscal year ended 12–31–2009	5.9634	17.88	201	1.05	1.48	—	—	31
Fiscal year ended 12–31–2008	5.1114	−35.91	123	1.07	0.92	—	—	35
Fiscal year ended 12–31–2007	8.0015	16.72	121	1.04	1.29	—	—	17
Fiscal year ended 12–31–2006	6.9651	15.91	81	1.07	1.63	—	—	17
Fiscal year ended 12–31–2005	6.1121	13.03	43	0.93	1.53	1.12	1.34	22
Energy								
Six-month period ended 6–30–2010 (unaudited)	4.6012	−12.25	30	1.29[2]	−0.24[2]	—	—	12
Fiscal year ended 12–31–2009	5.2588	40.48	31	1.01	0.35	1.33	0.03	15
Fiscal year ended 12–31–2008	3.7434	−46.15	20	1.14	−0.15	1.31	−0.32	10
Fiscal year ended 12–31–2007	6.9732	51.30	26	0.52	0.78	1.32	−0.02	13
Fiscal year ended 12–31–2006[3]	4.6351	−6.81	7	0.64[2]	1.05[2]	1.49[2]	0.20[2]	12
Global Natural Resources								
Six-month period ended 6–30–2010 (unaudited)	4.7681	−17.05	169	1.39[2]	−0.23[2]	—	—	62
Fiscal year ended 12–31–2009	5.7479	73.64	192	1.45	−0.56	—	—	101
Fiscal year ended 12–31–2008	3.3102	−61.46	69	1.43	−0.08	—	—	206
Fiscal year ended 12–31–2007	10.0838	43.50	165	1.38	0.20	—	—	122
Fiscal year ended 12–31–2006	7.5711	25.49	90	1.51	0.53	—	—	111
Fiscal year ended 12–31–2005[4]	6.2719	26.04	32	2.17[2]	−0.60[2]	—	—	66
Growth								
Six-month period ended 6–30–2010 (unaudited)	8.3699	−9.20	765	0.98[2]	0.17[2]	1.01[2]	0.14[2]	24
Fiscal year ended 12–31–2009	9.2781	27.07	881	0.99	0.67	1.02	0.64	59
Fiscal year ended 12–31–2008	7.5529	−36.27	757	0.97	0.29	1.00	0.26	53
Fiscal year ended 12–31–2007	12.0237	25.81	1,305	0.97	−0.01	0.99	−0.03	42
Fiscal year ended 12–31–2006	9.7813	5.04	1,177	0.99	0.00	1.00	−0.01	67
Fiscal year ended 12–31–2005	9.3125	11.23	1,252	1.00	−0.03	—	—	59

See Accompanying Notes to Financial Statements.

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
High Income							
Six-month period ended 6–30–2010 (unaudited)	$ 3.2997	$ 0.1411	$ (0.0160)	$ 0.1251	$ (0.2697)	$ —	$ (0.2697)
Fiscal year ended 12–31–2009	2.4841	0.2537	0.8347	1.0884	(0.2728)	—	(0.2728)
Fiscal year ended 12–31–2008	3.2031	0.2834	(0.9826)	(0.6992)	(0.0198)	—	(0.0198)
Fiscal year ended 12–31–2007	3.3398	0.2717	(0.1440)	0.1277	(0.2644)	—	(0.2644)
Fiscal year ended 12–31–2006	3.2521	0.2518	0.0827	0.3345	(0.2468)	—	(0.2468)
Fiscal year ended 12–31–2005	3.4276	0.2626	(0.1749)	0.0877	(0.2632)	—	(0.2632)
International Core Equity[3]							
Six-month period ended 6–30–2010 (unaudited)	15.3806	0.1637	(1.9534)	(1.7897)	(0.2081)	—	(0.2081)
Fiscal year ended 12–31–2009	12.4613	0.1992	4.0136	4.2128	(0.4959)	(0.7976)	(1.2935)
Fiscal year ended 12–31–2008	22.3935	0.5116	(9.9918)	(9.4802)	(0.0909)	(0.3611)	(0.4520)
Fiscal year ended 12–31–2007	22.7794	0.4391	1.8126	2.2517	(0.3937)	(2.2439)	(2.6376)
Fiscal year ended 12–31–2006	19.1711	0.4593	5.2176	5.6769	(0.4097)	(1.6589)	(2.0686)
Fiscal year ended 12–31–2005	19.1681	0.3199	1.8192	2.1391	(0.4226)	(1.7135)	(2.1361)
International Growth							
Six-month period ended 6–30–2010 (unaudited)	7.4915	0.0639	(0.8589)	(0.7950)	(0.0716)	—	(0.0716)
Fiscal year ended 12–31–2009	6.0050	0.0741	1.5140	1.5881	(0.1016)	—	(0.1016)
Fiscal year ended 12–31–2008	10.7486	0.1075	(4.6438)	(4.5363)	(0.0222)	(0.1851)	(0.2073)
Fiscal year ended 12–31–2007	9.1353	0.0630	1.8829	1.9459	(0.0587)	(0.2739)	(0.3326)
Fiscal year ended 12–31–2006	7.5943	0.0672	1.5263	1.5935	(0.0525)	—	(0.0525)
Fiscal year ended 12–31–2005	6.6534	0.0493	1.0465	1.0958	(0.1549)	—	(0.1549)
Micro Cap Growth							
Six-month period ended 6–30–2010 (unaudited)	15.7002	(0.1048)	0.5185	0.4137	—	—	—
Fiscal year ended 12–31–2009	11.1122	(0.1739)	4.7619	4.5880	—	—	—
Fiscal year ended 12–31–2008	21.3838	(0.2089)	(10.0627)	(10.2716)	—	—	—
Fiscal year ended 12–31–2007	20.0796	(0.2565)	1.5607	1.3042	—	—	—
Fiscal year ended 12–31–2006	17.8866	(0.2064)	2.3994	2.1930	—	—	—
Fiscal year ended 12–31–2005	14.7992	(0.1737)	3.2611	3.0874	—	—	—
Mid Cap Growth							
Six-month period ended 6–30–2010 (unaudited)	6.6080	(0.0035)	(0.0253)	(0.0288)	(0.0025)	—	(0.0025)
Fiscal year ended 12–31–2009	4.5056	0.0015	2.1009	2.1024	—	—	—
Fiscal year ended 12–31–2008	7.2091	(0.0036)	(2.6128)	(2.6164)	(0.0020)	(0.0851)	(0.0871)
Fiscal year ended 12–31–2007	6.5601	0.0034	0.8245	0.8279	(0.0013)	(0.1776)	(0.1789)
Fiscal year ended 12–31–2006	6.0653	0.0164	0.5025	0.5189	(0.0223)	(0.0018)	(0.0241)
Fiscal year ended 12–31–2005[4]	5.0000	0.0064	1.0589	1.0653	—	—	—
Money Market							
Six-month period ended 6–30–2010 (unaudited)	1.00	0.00	0.00	0.00	—*	—*	—*
Fiscal year ended 12–31–2009	1.0000	0.0095	0.0006	0.0101	(0.0095)	(0.0006)	(0.0101)
Fiscal year ended 12–31–2008	1.0000	0.0215	0.0001	0.0216	(0.0215)	(0.0001)	(0.0216)
Fiscal year ended 12–31–2007	1.0000	0.0451	0.0000	0.0451	(0.0451)	—	(0.0451)
Fiscal year ended 12–31–2006	1.0000	0.0424	0.0000	0.0424	(0.0424)	—	(0.0424)
Fiscal year ended 12–31–2005	1.0000	0.0247	0.0000	0.0247	(0.0247)	—	(0.0247)

*Not shown due to rounding.

(1)Ratios excluding expense waivers are included only for periods in which the Portfolio had waived or reimbursed expenses.

(2)Annualized.

(3)International Core Equity (formerly International Value) changed its name effective April 30, 2010.

(4)For the period from April 28, 2005 (commencement of operations of the Portfolio) through December 31, 2005.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[1]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[1]	Portfolio Turnover Rate
High Income								
Six-month period ended 6–30–2010 (unaudited)	$ 3.1551	3.81%	$215	0.92%[2]	8.57%[2]	0.97%[2]	8.52%[2]	53%
Fiscal year ended 12–31–2009	3.2997	46.42	214	0.93	9.15	0.98	9.10	74
Fiscal year ended 12–31–2008	2.4841	–21.82	147	0.91	8.72	0.96	8.67	37
Fiscal year ended 12–31–2007	3.2031	3.86	214	0.90	7.90	0.95	7.85	74
Fiscal year ended 12–31–2006	3.3398	10.27	204	0.94	7.48	0.95	7.47	71
Fiscal year ended 12–31–2005	3.2521	2.55	186	0.95	7.35	—	—	54
International Core Equity[3]								
Six-month period ended 6–30–2010 (unaudited)	13.3828	–11.67	459	1.21[2]	2.31[2]	—	—	57
Fiscal year ended 12–31–2009	15.3806	36.96	513	1.22	1.58	—	—	142
Fiscal year ended 12–31–2008	12.4613	–42.26	379	1.18	3.07	—	—	20
Fiscal year ended 12–31–2007	22.3935	9.88	636	1.18	1.81	—	—	23
Fiscal year ended 12–31–2006	22.7794	29.61	589	1.18	2.13	—	—	29
Fiscal year ended 12–31–2005	19.1711	11.16	463	1.19	1.63	—	—	23
International Growth								
Six-month period ended 6–30–2010 (unaudited)	6.6249	–10.63	247	1.18[2]	1.95[2]	1.21[2]	1.92[2]	43
Fiscal year ended 12–31–2009	7.4915	26.89	261	1.19	1.34	1.22	1.31	80
Fiscal year ended 12–31–2008	6.0050	–42.15	159	1.18	1.27	1.21	1.24	96
Fiscal year ended 12–31–2007	10.7486	21.29	283	1.17	0.63	1.20	0.60	95
Fiscal year ended 12–31–2006	9.1353	20.99	245	1.20	0.81	1.21	0.80	96
Fiscal year ended 12–31–2005	7.5943	16.47	206	1.21	0.67	—	—	86
Micro Cap Growth								
Six-month period ended 6–30–2010 (unaudited)	16.1139	2.63	40	1.38[2]	–1.27[2]	—	—	35
Fiscal year ended 12–31–2009	15.7002	41.29	38	1.42	–1.34	—	—	70
Fiscal year ended 12–31–2008	11.1122	–48.04	28	1.36	–1.23	—	—	60
Fiscal year ended 12–31–2007	21.3838	6.49	60	1.32	–1.18	—	—	57
Fiscal year ended 12–31–2006	20.0796	12.26	60	1.32	–1.06	—	—	60
Fiscal year ended 12–31–2005	17.8866	20.87	53	1.35	–1.15	—	—	54
Mid Cap Growth								
Six-month period ended 6–30–2010 (unaudited)	6.5767	–0.44	98	1.19[2]	–0.10[2]	1.21[2]	–0.12[2]	30
Fiscal year ended 12–31–2009	6.6080	46.66	92	1.21	0.03	1.23	0.01	33
Fiscal year ended 12–31–2008	4.5056	–36.23	49	1.23	–0.06	1.24	–0.07	46
Fiscal year ended 12–31–2007	7.2091	12.62	57	1.21	0.06	1.24	0.03	31
Fiscal year ended 12–31–2006	6.5601	8.56	37	0.97	0.45	1.31	0.11	23
Fiscal year ended 12–31–2005[4]	6.0653	21.31	13	0.69[2]	0.33[2]	1.54[2]	–0.51[2]	11
Money Market								
Six-month period ended 6–30–2010 (unaudited)	1.00	0.06	165	0.49[2]	0.10[2]	0.51[2]	0.08[2]	—
Fiscal year ended 12–31–2009	1.0000	1.02	151	0.51	0.99	—	—	—
Fiscal year ended 12–31–2008	1.0000	2.18	201	0.75	2.01	—	—	—
Fiscal year ended 12–31–2007	1.0000	4.60	89	0.76	4.51	—	—	—
Fiscal year ended 12–31–2006	1.0000	4.32	70	0.77	4.29	—	—	—
Fiscal year ended 12–31–2005	1.0000	2.50	52	0.79	2.46	—	—	—

See Accompanying Notes to Financial Statements.

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Real Estate Securities							
Six-month period ended 6–30–2010 (unaudited)	$ 5.1379	$ 0.0654	$ 0.2259	$ 0.2913	$ (0.1066)	$ —	$ (0.1066)
Fiscal year ended 12–31–2009	4.3040	0.1069	0.8531	0.9600	(0.1261)	—	(0.1261)
Fiscal year ended 12–31–2008	6.9867	0.1143	(2.6453)	(2.5310)	(0.0390)	(0.1127)	(0.1517)
Fiscal year ended 12–31–2007	8.7770	0.0938	(1.5033)	(1.4095)	(0.0473)	(0.3335)	(0.3808)
Fiscal year ended 12–31–2006	6.9610	0.0367	2.0572	2.0939	(0.0607)	(0.2172)	(0.2779)
Fiscal year ended 12–31–2005	6.5176	0.0779	0.6278	0.7057	(0.0954)	(0.1669)	(0.2623)
Science and Technology							
Six-month period ended 6–30–2010 (unaudited)	15.2964	(0.0327)	(1.3227)	(1.3554)	—	(0.4494)	(0.4494)
Fiscal year ended 12–31–2009	11.4251	0.0082	4.7292	4.7374	—	(0.8661)	(0.8661)
Fiscal year ended 12–31–2008	17.9777	(0.0336)	(6.0778)	(6.1114)	—	(0.4412)	(0.4412)
Fiscal year ended 12–31–2007	17.7170	(0.0712)	4.3892	4.3180	—	(4.0573)	(4.0573)
Fiscal year ended 12–31–2006	16.8844	(0.1178)	1.4468	1.3290	—	(0.4964)	(0.4964)
Fiscal year ended 12–31–2005	14.4014	(0.1145)	2.5975	2.4830	—	—	—
Small Cap Growth							
Six-month period ended 6–30–2010 (unaudited)	8.1726	(0.0372)	(0.1705)	(0.2077)	—	—	—
Fiscal year ended 12–31–2009	6.0933	(0.0613)	2.1692	2.1079	(0.0286)	—	(0.0286)
Fiscal year ended 12–31–2008	10.2422	0.0270	(4.0469)	(4.0199)	—	(0.1290)	(0.1290)
Fiscal year ended 12–31–2007	9.9749	(0.0641)	1.4127	1.3486	—	(1.0813)	(1.0813)
Fiscal year ended 12–31–2006	10.4866	(0.0584)	0.5883	0.5299	—	(1.0416)	(1.0416)
Fiscal year ended 12–31–2005	9.6810	(0.0647)	1.3116	1.2469	—	(0.4413)	(0.4413)
Small Cap Value							
Six-month period ended 6–30–2010 (unaudited)	13.2850	0.0081	(0.4119)	(0.4038)	(0.0105)	—	(0.0105)
Fiscal year ended 12–31–2009	10.2867	0.0057	2.9926	2.9983	—	—	—
Fiscal year ended 12–31–2008	14.3219	(0.0168)	(3.7428)	(3.7596)	(0.0257)	(0.2499)	(0.2756)
Fiscal year ended 12–31–2007	15.6884	0.0251	(0.6721)	(0.6470)	(0.0008)	(0.7187)	(0.7195)
Fiscal year ended 12–31–2006	14.5826	0.0226	2.4333	2.4559	(0.0232)	(1.3269)	(1.3501)
Fiscal year ended 12–31–2005	16.6329	0.0012	0.6886	0.6898	—	(2.7401)	(2.7401)
Value							
Six-month period ended 6–30–2010 (unaudited)	5.1446	0.0153	(0.1950)	(0.1797)	(0.0482)	—	(0.0482)
Fiscal year ended 12–31–2009	4.1537	0.0657	1.0149	1.0806	(0.0897)	—	(0.0897)
Fiscal year ended 12–31–2008	6.3640	0.0826	(2.2367)	(2.1541)	(0.0136)	(0.0426)	(0.0562)
Fiscal year ended 12–31–2007	6.7426	0.0802	0.0480	0.1282	(0.0680)	(0.4388)	(0.5068)
Fiscal year ended 12–31–2006	6.0701	0.0747	0.9499	1.0246	(0.0740)	(0.2781)	(0.3521)
Fiscal year ended 12–31–2005	6.2226	0.0918	0.1831	0.2749	(0.0916)	(0.3358)	(0.4274)

(1)Ratios excluding expense waivers are included only for periods in which the Portfolio had waived or reimbursed expenses.

(2)Annualized.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[1]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[1]	Portfolio Turnover Rate
Real Estate Securities								
Six-month period ended 6–30–2010 (unaudited)	$ 5.3226	5.58%	$ 33	1.41%[2]	2.20%[2]	—%	—%	34%
Fiscal year ended 12–31–2009	5.1379	23.62	34	1.43	2.54	—	—	62
Fiscal year ended 12–31–2008	4.3040	–36.04	29	1.31	1.73	—	—	45
Fiscal year ended 12–31–2007	6.9867	–16.07	48	1.30	1.08	—	—	50
Fiscal year ended 12–31–2006	8.7770	30.08	60	1.31	1.03	—	—	32
Fiscal year ended 12–31–2005	6.9610	10.83	33	1.38	1.26	—	—	48
Science and Technology								
Six-month period ended 6–30–2010 (unaudited)	13.4916	–9.07	274	1.17[2]	–0.44[2]	1.19[2]	–0.46[2]	14
Fiscal year ended 12–31–2009	15.2964	43.84	316	1.19	0.06	1.21	0.04	65
Fiscal year ended 12–31–2008	11.4251	–33.89	226	1.16	–0.21	1.18	–0.23	62
Fiscal year ended 12–31–2007	17.9777	24.37	396	1.15	–0.42	1.17	–0.44	73
Fiscal year ended 12–31–2006	17.7170	7.87	352	1.17	–0.65	1.18	–0.66	71
Fiscal year ended 12–31–2005	16.8844	17.25	361	1.17	–0.74	—	—	104
Small Cap Growth								
Six-month period ended 6–30–2010 (unaudited)	7.9649	–2.54	328	1.16[2]	–0.86[2]	1.18[2]	–0.88[2]	28
Fiscal year ended 12–31–2009	8.1726	34.72	356	1.17	–0.88	1.19	–0.90	44
Fiscal year ended 12–31–2008	6.0933	–39.18	290	1.14	0.32	1.16	0.30	82
Fiscal year ended 12–31–2007	10.2422	13.52	544	1.14	–0.61	1.16	–0.63	101
Fiscal year ended 12–31–2006	9.9749	5.05	555	1.15	–0.55	1.16	–0.56	94
Fiscal year ended 12–31–2005	10.4866	12.88	606	1.16	–0.63	—	—	71
Small Cap Value								
Six-month period ended 6–30–2010 (unaudited)	12.8707	–3.05	184	1.19[2]	0.11[2]	—	—	41
Fiscal year ended 12–31–2009	13.2850	29.15	197	1.21	0.05	—	—	100
Fiscal year ended 12–31–2008	10.2867	–26.13	150	1.18	–0.14	—	—	110
Fiscal year ended 12–31–2007	14.3219	–4.13	205	1.18	0.17	—	—	122
Fiscal year ended 12–31–2006	15.6884	16.84	199	1.18	0.15	—	—	131
Fiscal year ended 12–31–2005	14.5826	4.15	160	1.20	0.01	—	—	166
Value								
Six-month period ended 6–30–2010 (unaudited)	4.9167	–3.57	257	1.02[2]	0.51[2]	1.03[2]	0.50[2]	30
Fiscal year ended 12–31–2009	5.1446	26.64	277	1.04	1.45	1.05	1.44	73
Fiscal year ended 12–31–2008	4.1537	–33.81	231	1.01	1.52	1.02	1.51	48
Fiscal year ended 12–31–2007	6.3640	1.90	364	1.01	1.12	1.02	1.11	51
Fiscal year ended 12–31–2006	6.7426	16.88	374	1.01	1.12	1.02	1.11	73
Fiscal year ended 12–31–2005	6.0701	4.42	353	1.02	1.42	—	—	40

See Accompanying Notes to Financial Statements.

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Ivy Funds Variable Insurance Portfolios, a Delaware statutory trust (the Trust), is registered under the Investment Company Act of 1940, as amended (the 1940 Act), as an open-end management investment company. The Trust is divided into twenty-five series (each a Portfolio). The assets belonging to each Portfolio, except the Pathfinder Portfolios, are held separately by the custodian. The investment objective, policies and risk factors of each Portfolio are described more fully in the prospectus and Statement of Additional Information. The Trust's investment adviser is Waddell & Reed Investment Management Company (WRIMCO).

The following is a summary of significant accounting policies consistently followed by each Portfolio.

Securities Valuation. Each Portfolio calculates the net asset value of its shares as of the close of the New York Stock Exchange (the NYSE), normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

Securities traded on U.S. or foreign securities exchanges or included in a national market system are valued at the official closing price at the close of each business day unless otherwise stated below. Over-the-counter securities and listed securities for which no price is readily available are valued at the average of the last bid and asked prices. Security prices are based on quotes that are obtained from an independent pricing service approved by the Board of Trustees.

To determine values of fixed-income securities, the independent pricing service utilizes such factors as current quotations by broker/dealers, coupon, maturity, quality, type of issue, trading characteristics, and other yield and risk factors it deems relevant in determining valuations. Securities which cannot be valued by the independent pricing service are valued using valuations obtained from dealers that make markets in the securities.

Gold bullion is valued at the last traded spot price reported by a pricing service prior to the close of the NYSE.

Options and swaps are valued by the independent pricing service unless the price is unavailable, in which case they are valued at either the mean between the last bid and asked price or using a valuation obtained from a dealer in that security. Futures contracts traded on an exchange are generally valued at the settlement price. Mutual funds, including investment funds, are typically valued at the net asset value reported at the close of each business day.

Forward foreign currency contracts are valued daily based upon the closing prices of the forward currency rates determined at the close of the NYSE as provided by a bank, dealer or independent pricing service.

Senior loans are valued using a composite price from more than one broker or dealer as obtained from an independent pricing service.

Short-term securities with maturities of 60 days or less and all securities held by Money Market are valued on the basis of amortized cost (which approximates market value), whereby a portfolio security is valued at its cost initially, and thereafter valued to reflect a constant amortization to maturity of any discount or premium.

Because many foreign markets close before the NYSE, events may occur between the close of the foreign market and the close of the NYSE that could have a material impact on the valuation of foreign securities. The Portfolios, under the supervision of the Board of Trustees, evaluate the impact of these events each day and may adjust the valuation of foreign securities to reflect the fair value as of the close of the NYSE. In addition, all securities for which market values are not readily available or are deemed unreliable are appraised at fair value as determined in good faith under the direction of the Board of Trustees.

Security Transactions and Related Investment Income. Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Realized gains and losses are calculated on the identified cost basis. Interest income is recorded on the accrual basis and includes paydown gain (loss) and accretion of discounts and amortization of premiums. Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Portfolio is informed of the ex-dividend date. Upon notification from issuers, some of the distributions received from a real estate investment trust or publicly traded partnership may be redesignated as a reduction of cost of the related investment and/or realized gain.

Securities on a When-Issued or Delayed Delivery Basis. Certain Portfolios may purchase securities on a "when-issued" basis, and may purchase or sell securities on a "delayed delivery" basis. "When-issued" or "delayed delivery" refers to securities whose terms and indenture are available and for which a market exists, but which are not available for immediate delivery. Delivery and payment for securities that have been purchased by a Portfolio on a when-issued basis normally take place within six months and possibly as long as two years or more after the trade date. During this period, such securities do not earn interest, are subject to market fluctuation and may increase or decrease in value prior to their delivery. The purchase of securities on a when-issued basis may increase the volatility of a Portfolio's net asset value to the extent the Portfolio executes such transactions while remaining substantially fully invested. When a Portfolio engages in when-issued or delayed delivery transactions, it relies on the buyer or seller, as the case may be, to complete the transaction. Their failure to do so may cause the Portfolio to lose the opportunity to obtain or dispose of the security at a price and yield it considers advantageous. The Portfolio maintains internally designated assets with a market value equal to or greater than the amount of its purchase commitments. The Portfolio may also sell securities that it purchased on a when-issued basis prior to settlement of the original purchase.

Senior Loans. A Portfolio invests in senior secured corporate loans (senior loans) either as an original lender or as a purchaser of a loan assignment or a participation interest in a loan. Senior loans are generally made to U.S. and foreign borrowers that are corporations, partnerships, or other business entities. Senior loans are generally readily marketable, but some loans may be illiquid or be subject to some restrictions on resale.

Certain senior loans contain provisions that obligate a Portfolio to fund future commitments at the borrower's discretion. At June 30, 2010, there were no such unfunded commitments.

Mortgage Dollar Roll Transactions. Certain Portfolios enter into dollar roll transactions on securities issued or to be issued by the Government National Mortgage Association, Federal National Mortgage Association and Federal Home Loan Mortgage Corporation, in which the Portfolio sells mortgage securities and simultaneously agrees to repurchase similar (same type, coupon and maturity) securities at a later date at an agreed upon price. During the period between the sale and repurchase, the Portfolio forgoes principal and interest paid on the mortgage securities sold. The Portfolio is compensated from negotiated fees paid by brokers offered as an inducement to the Portfolio to "roll over" their purchase commitments. These fees, if any, are recognized over the roll period and are included in Interest and amortization in the Statement of Operations.

Interest Only Obligations. These securities entitle the owner to receive only the interest portion from a bond, Treasury note or pool of mortgages. These securities are generally created by a third party separating a bond or pool of mortgages into distinct interest-only and principal-only securities. As the principal (par) amount of a bond or pool of mortgages is paid down, the amount of interest income earned by the owner will decline as well.

Credit Risk. Certain Portfolios may hold high-yield and/or non-investment-grade bonds, which may be subject to a greater degree of credit risk. Credit risk relates to the ability of the issuer to meet interest or principal payments or both as they become due. The Portfolios may acquire securities in default, and are not obligated to dispose of securities whose issuers subsequently default. As of June 30, 2010, High Income held defaulted securities with an aggregate market value of $849, representing 0.39% of the Portfolio's net assets.

Foreign Currency Translation. Each Portfolio's accounting records are maintained in U.S. dollars. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily, using foreign exchange rates obtained from an independent pricing service authorized by the Board of Trustees. Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translation arise from changes in currency exchange rates. Each Portfolio combines fluctuations from currency exchange rates and fluctuations in market value when computing net realized gain (loss) and net change in unrealized appreciation (depreciation) on investments. Foreign exchange rates are valued as of the close of the NYSE, normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading, primarily using an independent pricing service authorized by the Board of Trustees.

Repurchase Agreements. Each Portfolio may purchase securities subject to repurchase agreements, which are instruments under which the Portfolio purchases a security and the seller (normally a commercial bank or broker-dealer) agrees, at the time of purchase, that it will repurchase the security at a specified time and price. Repurchase agreements are collateralized by the value of the resold securities which, during the entire period of the agreement, generally remains at least equal to the value of the agreement, including accrued interest thereon. The collateral for the repurchase agreement is held by a custodian bank.

Investments with Off-Balance Sheet Risk. Certain Portfolios may enter into financial instrument transactions (such as swaps, futures, options and other derivatives) that may have off-balance sheet market risk. Off-balance sheet market risk exists when the maximum potential loss on a particular financial instrument is greater than the value of such financial instrument, as reflected in the Statement of Assets and Liabilities.

Segregation and Collateralization. In cases in which the 1940 Act and the interpretive positions of the Securities and Exchange Commission (SEC) require that a Portfolio either delivers collateral or segregates assets in connection with certain investments (e.g., dollar rolls, financial futures contracts, foreign currency exchange contracts, options written, securities with extended settlement periods and swaps), the Portfolio will segregate collateral or designate on its books and records cash or other liquid securities having a market value at least equal to the amount that is required to be physically segregated for the benefit of the counterparty. Furthermore, based on requirements and agreements with certain exchanges and third party broker-dealers, each party has requirements to deliver/deposit cash or securities as collateral for certain investments.

Income Taxes. It is the policy of each Portfolio to distribute all of its taxable income and capital gains to its shareholders and otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, each Portfolio intends to pay distributions as required to avoid imposition of excise tax. Accordingly, no provision has been made for Federal income taxes. Management of the Trust periodically reviews all tax positions to assess that it is more likely than not that the position would be sustained upon examination by the relevant tax authority based on the technical merits of each position. As of and for the fiscal period ended June 30, 2010, management believes that under this standard no liability for unrecognized tax positions is required. The Portfolios are subject to examination by U.S. federal and state authorities for returns filed for tax years after 2005.

Dividends and Distributions to Shareholders. Dividends and distributions to shareholders are recorded by each Portfolio on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America.

Custodian Fees. "Custodian fees" in the Statement of Operations may include interest expense incurred by a Portfolio on any cash overdrafts of its custodian account during the period. Such cash overdrafts may result from the effects of failed trades in portfolio securities and from cash outflows resulting from unanticipated shareholder redemption activity. A Portfolio pays interest to its custodian on such cash overdrafts, to the extent they are not offset by positive cash balances maintained by that Portfolio, at a rate equal to the custodian's prime rate less 150 basis points. The "Earnings credit" line item, if shown, represents earnings on cash balances maintained by that Portfolio during the period. Such interest expense and other custodian fees may be paid with these earnings.

Trustees and Chief Compliance Officer Fees. Fees paid to the Trustees can be paid in cash or deferred to a later date, at the election of each Trustee according to the Deferred Fee Agreement entered into between the Trust and the Trustee(s). Each Portfolio records its portion of the deferred fees as a liability on the Statement of Assets and Liabilities. All fees paid in cash plus any appreciation (depreciation) in the underlying deferred plan are shown on the Statement of Operations. Additionally, fees paid to the office of the Chief Compliance Officer of the Portfolios are shown on the Statement of Operations.

Indemnifications. The Trust's organizational documents provide current and former Trustees and Officers with a limited indemnification against liabilities arising in connection with the performance of their duties to the Trust. In the normal course of business, the Trust may also enter into contracts that provide general indemnifications. The Trust's maximum exposure under these arrangements is unknown and is dependent on future claims that may be made against the Trust. The risk of material loss from such claims is considered remote.

Concentration of Risk. Certain Portfolios may have a concentration of risk which includes, but is not limited to, investing in international securities. International investing involves additional risks including, but not limited to, currency fluctuations, political or economic conditions affecting the foreign country and differences in accounting standards and foreign regulations.

Other. The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates. Management has performed a review for subsequent events through the date this report was issued.

2. INVESTMENT MANAGEMENT AND PAYMENTS TO AFFILIATED PERSONS

Management Fees. WRIMCO, a wholly owned subsidiary of Waddell & Reed, Inc. (W&R), serves as the Trust's investment adviser. WRIMCO provides advice and supervises investments, for which services it is paid a fee. The fee is payable by each Portfolio, except for Pathfinder Aggressive, Pathfinder Conservative, Pathfinder Moderate, Pathfinder Moderately Aggressive and Pathfinder Moderately Conservative (collectively, the Pathfinder Portfolios) at the following annual rates and is accrued daily:

Portfolio	Net Asset Breakpoints	Annual Rate
Asset Strategy	Up to $1 Billion	0.700%
	Over $1 Billion up to $2 Billion	0.650%
	Over $2 Billion up to $3 Billion	0.600%
	Over $3 Billion	0.550%
Balanced	Up to $1 Billion	0.700%
	Over $1 Billion up to $2 Billion	0.650%
	Over $2 Billion up to $3 Billion	0.600%
	Over $3 Billion	0.550%

Portfolio (Continued)	Net Asset Breakpoints	Annual Rate
Bond	Up to $500 Million	0.525%
	Over $500 Million up to $1 Billion	0.500%
	Over $1 Billion up to $1.5 Billion	0.450%
	Over $1.5 Billion	0.400%
Core Equity	Up to $1 Billion	0.700%
	Over $1 Billion up to $2 Billion	0.650%
	Over $2 Billion up to $3 Billion	0.600%
	Over $3 Billion	0.550%
Dividend Opportunities	Up to $1 Billion	0.700%
	Over $1 Billion up to $2 Billion	0.650%
	Over $2 Billion up to $3 Billion	0.600%
	Over $3 Billion	0.550%
Energy	Up to $1 Billion	0.850%
	Over $1 Billion up to $2 Billion	0.830%
	Over $2 Billion up to $3 Billion	0.800%
	Over $3 Billion	0.760%
Global Natural Resources	Up to $500 Million	1.000%
	Over $500 Million up to $1 Billion	0.850%
	Over $1 Billion up to $2 Billion	0.830%
	Over $2 Billion up to $3 Billion	0.800%
	Over $3 Billion	0.760%
Growth	Up to $1 Billion	0.700%
	Over $1 Billion up to $2 Billion	0.650%
	Over $2 Billion up to $3 Billion	0.600%
	Over $3 Billion	0.550%
High Income	Up to $500 Million	0.625%
	Over $500 Million up to $1 Billion	0.600%
	Over $1 Billion up to $1.5 Billion	0.550%
	Over $1.5 Billion	0.500%
International Core Equity	Up to $1 Billion	0.850%
	Over $1 Billion up to $2 Billion	0.830%
	Over $2 Billion up to $3 Billion	0.800%
	Over $3 Billion	0.760%
International Growth	Up to $1 Billion	0.850%
	Over $1 Billion up to $2 Billion	0.830%
	Over $2 Billion up to $3 Billion	0.800%
	Over $3 Billion	0.760%
Micro Cap Growth	Up to $1 Billion	0.950%
	Over $1 Billion up to $2 Billion	0.930%
	Over $2 Billion up to $3 Billion	0.900%
	Over $3 Billion	0.860%
Mid Cap Growth	Up to $1 Billion	0.850%
	Over $1 Billion up to $2 Billion	0.830%
	Over $2 Billion up to $3 Billion	0.800%
	Over $3 Billion	0.760%
Money Market	None	0.400%
Real Estate Securities	Up to $1 Billion	0.900%
	Over $1 Billion up to $2 Billion	0.870%
	Over $2 Billion up to $3 Billion	0.840%
	Over $3 Billion	0.800%
Science and Technology	Up to $1 Billion	0.850%
	Over $1 Billion up to $2 Billion	0.830%
	Over $2 Billion up to $3 Billion	0.800%
	Over $3 Billion	0.760%
Small Cap Growth	Up to $1 Billion	0.850%
	Over $1 Billion up to $2 Billion	0.830%
	Over $2 Billion up to $3 Billion	0.800%
	Over $3 Billion	0.760%

Portfolio (Continued)	Net Asset Breakpoints	Annual Rate
Small Cap Value	Up to $1 Billion	0.850%
	Over $1 Billion up to $2 Billion	0.830%
	Over $2 Billion up to $3 Billion	0.800%
	Over $3 Billion	0.760%
Value	Up to $1 Billion	0.700%
	Over $1 Billion up to $2 Billion	0.650%
	Over $2 Billion up to $3 Billion	0.600%
	Over $3 Billion	0.550%

Effective October 1, 2006, under terms of a settlement agreement reached in July 2006 (see Note 13), the fee is payable by each Portfolio, except the Pathfinder Portfolios, at the following annual rates for those Portfolios included in the settlement agreement:

Portfolio	Net Asset Breakpoints	Annual Rate
Asset Strategy	Up to $1 Billion	0.690%
	Over $1 Billion up to $2 Billion	0.650%
	Over $2 Billion up to $3 Billion	0.600%
	Over $3 Billion	0.550%
Bond	Up to $500 Million	0.485%
	Over $500 Million up to $1 Billion	0.500%
	Over $1 Billion up to $1.5 Billion	0.450%
	Over $1.5 Billion	0.400%
Core Equity	Up to $1 Billion	0.650%
	Over $1 Billion up to $2 Billion	0.650%
	Over $2 Billion up to $3 Billion	0.600%
	Over $3 Billion	0.550%
Growth	Up to $1 Billion	0.670%
	Over $1 Billion up to $2 Billion	0.650%
	Over $2 Billion up to $3 Billion	0.600%
	Over $3 Billion	0.550%
High Income	Up to $500 Million	0.575%
	Over $500 Million up to $1 Billion	0.600%
	Over $1 Billion up to $1.5 Billion	0.550%
	Over $1.5 Billion	0.500%
International Growth	Up to $1 Billion	0.820%
	Over $1 Billion up to $2 Billion	0.830%
	Over $2 Billion up to $3 Billion	0.800%
	Over $3 Billion	0.760%
Mid Cap Growth	Up to $1 Billion	0.830%
	Over $1 Billion up to $2 Billion	0.830%
	Over $2 Billion up to $3 Billion	0.800%
	Over $3 Billion	0.760%
Science and Technology	Up to $1 Billion	0.830%
	Over $1 Billion up to $2 Billion	0.830%
	Over $2 Billion up to $3 Billion	0.800%
	Over $3 Billion	0.760%
Small Cap Growth	Up to $1 Billion	0.830%
	Over $1 Billion up to $2 Billion	0.830%
	Over $2 Billion up to $3 Billion	0.800%
	Over $3 Billion	0.760%
Value	Up to $1 Billion	0.690%
	Over $1 Billion up to $2 Billion	0.650%
	Over $2 Billion up to $3 Billion	0.600%
	Over $3 Billion	0.550%

Effective August 6, 2007, the fee is contractually payable by Bond as follows:

Bond	Up to $1 Billion	0.475%
	Over $1 Billion up to $1.5 Billion	0.450%
	Over $1.5 Billion	0.400%

The Pathfinder Portfolios pay no management fees; however, WRIMCO receives management fees from the underlying funds.

WRIMCO has agreed to waive a Portfolio's investment management fee on any Portfolio, except the Pathfinder Portfolios, that is not subadvised on any day that the Portfolio's net assets are less than $25 million, subject to its right to change or modify this waiver.

WRIMCO has entered into Subadvisory Agreements with the following entities on behalf of certain Portfolios.

Under agreements between WRIMCO and the named entities, the following serve as subadvisors to certain Portfolios: Mackenzie Financial Corporation serves as subadvisor to Global Natural Resources. Wall Street Associates serves as subadvisor to Micro Cap Growth. Advantus Capital Management, Inc. serves as subadvisor to Real Estate Securities. Each subadvisor makes investment decisions in accordance with the Portfolio's investment objectives, policies and restrictions under the supervision of WRIMCO and the Board of Trustees. WRIMCO pays all costs associated with retaining the subadvisors.

Accounting Services Fees. The Trust has an Accounting Services Agreement with Waddell & Reed Services Company (WRSCO), doing business as WI Services Company (WISC), an affiliate of W&R. Under the agreement, WISC acts as the agent in providing bookkeeping and accounting services and assistance to the Trust, including maintenance of Portfolio records, pricing of Portfolio shares and preparation of certain shareholder reports. For these services, each Portfolio (excluding Pathfinder Portfolios) pays WISC a monthly fee of one-twelfth of the annual fee shown in the following table:

Accounting Services Fee	
Average Net Asset Level (in millions)	Annual Fee Rate for Each Level
From $ 0 to $ 10	$ 0
From $ 10 to $ 25	$ 11.5
From $ 25 to $ 50	$ 23.1
From $ 50 to $ 100	$ 35.5
From $ 100 to $ 200	$ 48.4
From $ 200 to $ 350	$ 63.2
From $ 350 to $ 550	$ 82.5
From $ 550 to $ 750	$ 96.3
From $ 750 to $1,000	$121.6
From $1,000 and Over	$148.5

Under the Accounting Services Agreement, each Pathfinder Portfolio pays WISC a monthly fee of one-twelfth of the annual fee shown in the following table:

Accounting Services Fee	
Average Net Asset Level (in millions)	Annual Fee Rate for Each Level
From $ 0 to $ 10	$ 0
From $ 10 to $ 25	$ 5.75
From $ 25 to $ 50	$11.55
From $ 50 to $ 100	$17.75
From $ 100 to $ 200	$24.20
From $ 200 to $ 350	$31.60
From $ 350 to $ 550	$41.25
From $ 550 to $ 750	$48.15
From $ 750 to $1,000	$60.80
From $1,000 and Over	$74.25

Administrative Fee. Each Portfolio also pays WISC a monthly fee at the annual rate of 0.01%, or one basis point, for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion. This fee is voluntarily waived by WISC until a Portfolio's net assets are at least $10 million.

Shareholder Servicing. Under the Transfer Agency Agreement between the Trust and WISC, each Portfolio reimburses WISC for certain out-of-pocket costs.

Service Plan. Under a Service Plan adopted by the Trust pursuant to Rule 12b–1 under the Investment Company Act of 1940, each Portfolio, except Money Market, may pay a service fee to W&R in an amount not to exceed 0.25% of the Portfolio's average annual net assets. The fee is to be paid to compensate W&R for amounts it expends in connection with the provision of personal services to Policyowners and/or maintenance of Policyowner accounts.

Expense Reimbursements and/or Waivers. During the fiscal period ended June 30, 2010, the following amounts were waived as a result of the reduced management fees related to the settlement agreement:

Asset Strategy	$ 50
Core Equity	102
Growth	128
High Income	53
International Growth	38
Mid Cap Growth	10
Science and Technology	30
Small Cap Growth	36
Value	14

Effective January 28, 2010, WRIMCO has voluntarily agreed to reimburse sufficient expenses of Money Market to maintain a minimum annualized yield of 0.02%. For the fiscal period ended June 30, 2010, expenses in the amount of $15 were reimbursed. This reimbursement serves to reduce shareholder servicing.

Any amounts due to the Portfolios as a reimbursement but not paid as of June 30, 2010 are shown as a receivable from affiliate on the Statement of Assets and Liabilities.

3. INVESTMENT VALUATIONS

Fair value is defined as the price that each Portfolio would receive upon selling an asset or would pay upon satisfying a liability in an orderly transaction between market participants at the measurement date. Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assumptions about the factors that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. An individual investment's fair value measurement is assigned a level based upon the observability of the inputs which are significant to the overall valuation. The three-tier hierarchy of inputs is summarized below.

Level 1 – unadjusted quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including each Portfolio's own assumptions in determining the fair value of investments)

The following tables summarize the valuation of each Portfolio's investments by the above fair value hierarchy levels as of June 30, 2010:

Portfolio	Level 1	Level 2	Level 3
Pathfinder Aggressive			
Assets			
Investments in Securities			
Affiliated Mutual Funds	$ 58,717	$ —	$ —
Short-Term Securities	—	75	—
Total Investments in Securities	$ 58,717	$ 75	$ —
Pathfinder Conservative			
Assets			
Investments in Securities			
Affiliated Mutual Funds	$ 52,597	$ —	$ —
Short-Term Securities	—	125	—
Total Investments in Securities	$ 52,597	$ 125	$ —
Pathfinder Moderate			
Assets			
Investments in Securities			
Affiliated Mutual Funds	$333,847	$ —	$ —
Short-Term Securities	—	348	—
Total Investments in Securities	$333,847	$ 348	$ —

Portfolio (Continued)	Level 1	Level 2	Level 3
Pathfinder Moderately Aggressive			
Assets			
Investments in Securities			
Affiliated Mutual Funds	$343,182	$ —	$ —
Short-Term Securities	—	642	—
Total Investments in Securities	$343,182	$ 642	$ —
Pathfinder Moderately Conservative			
Assets			
Investments in Securities			
Affiliated Mutual Funds	$107,121	$ —	$ —
Short-Term Securities	—	181	—
Total Investments in Securities	$107,121	$ 181	$ —
Asset Strategy			
Assets			
Investments in Securities			
Common Stocks	$311,131	$500,542	$ —
Preferred Stocks	—	30,311	15,133
Investment Funds	—	—	1,416
Corporate Debt Securities	—	3,023	1,593
Put Options	—	2,844	—
United States Government Agency Obligations	—	1,821	—
Bullion	133,710	—	—
Short-Term Securities	—	75,061	—
Total Investments in Securities	$444,841	$613,602	$18,142
Forward Foreign Currency Contracts	$ —	$ 601	$ —
Futures Contracts	17,477	—	—
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 2,060	$ —
Written Options	—	837	—
Balanced			
Assets			
Investments in Securities			
Common Stocks	$231,766	$ —	$ —
Corporate Debt Securities	—	55,251	—
Other Government Securities	—	1,686	—
United States Government Agency Obligations	—	9,743	—
United States Government Obligations	—	32,124	—
Short-Term Securities	—	3,280	—
Total Investments in Securities	$231,766	$102,084	$ —
Bond			
Assets			
Investments in Securities			
Corporate Debt Securities	$ —	$295,102	$ 205
Municipal Bonds	—	15,617	—
Other Government Securities	—	2,315	—
United States Government Agency Obligations	—	181,155	—
United States Government Obligations	—	81,986	—
Short-Term Securities	—	16,944	—
Total Investments in Securities	$ —	$593,119	$ 205
Core Equity			
Assets			
Investments in Securities			
Common Stocks	$334,918	$ —	$ —
Short-Term Securities	—	28,984	—
Total Investments in Securities	$334,918	$ 28,984	$ —

Portfolio (Continued)	Level 1	Level 2	Level 3
Dividend Opportunities			
Assets			
Investments in Securities			
Common Stocks.	$186,586	$ —	$ —
Short-Term Securities	—	11,534	—
Total Investments in Securities	$186,586	$ 11,534	$ —
Energy			
Assets			
Investments in Securities			
Common Stocks.	$ 28,054	$ —	$ —
Short-Term Securities	—	1,569	—
Total Investments in Securities	$ 28,054	$ 1,569	$ —
Global Natural Resources			
Assets			
Investments in Securities			
Common Stocks.	$113,580	$ 33,012	$ 140
Preferred Stocks	2,277	—	244
Call Options	7,497	—	—
Corporate Debt Securities	—	—	88
Short-Term Securities	—	11,195	—
Total Investments in Securities	$123,354	$ 44,207	$ 472
Forward Foreign Currency Contracts	$ —	$ 295	$ —
Futures Contracts	729	—	—
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 250	$ —
Growth			
Assets			
Investments in Securities			
Common Stocks.	$751,860	$ —	$ —
Short-Term Securities	—	14,188	—
Total Investments in Securities	$751,860	$ 14,188	$ —
High Income			
Assets			
Investments in Securities			
Common Stocks.	$ 2,087	$ —	$ —
Preferred Stocks	761	—	—
Warrants	—	91	—
Corporate Debt Securities	—	194,103	—
Senior Loans	—	11,675	1,327
Short-Term Securities	—	3,816	—
Total Investments in Securities	$ 2,848	$209,685	$ 1,327
Forward Foreign Currency Contracts	$ —	$ 117	$ —
International Core Equity			
Assets			
Investments in Securities			
Common Stocks.	$ 42,247	$386,616	$ —
Short-Term Securities	—	17,519	—
Total Investments in Securities	$ 42,247	$404,135	$ —

Portfolio (Continued)	Level 1	Level 2	Level 3
International Growth			
Assets			
Investments in Securities			
Common Stocks.	$ 29,555	$ 196,037	$ —
Preferred Stocks	—	4,613	—
Warrants	24	—	—
Short-Term Securities	—	24,662	—
Total Investments in Securities	$ 29,579	$ 225,312	$ —
Forward Foreign Currency Contracts.	$ —	$ 890	$ —
Liabilities			
Forward Foreign Currency Contracts.	$ —	$ 332	$ —
Swap Agreements	—	413	—
Micro Cap Growth			
Assets			
Investments in Securities			
Common Stocks.	$ 38,968	$ —	$ —
Short-Term Securities	—	1,081	—
Total Investments in Securities	$ 38,968	$ 1,081	$ —
Mid Cap Growth			
Assets			
Investments in Securities			
Common Stocks.	$ 94,674	$ —	$ —
Short-Term Securities	—	2,884	—
Total Investments in Securities	$ 94,674	$ 2,884	$ —
Money Market			
Assets			
Investments in Securities			
Corporate Obligations	$ —	$ 98,617	$ —
Municipal Obligations	—	61,864	—
United States Government Agency Obligations	—	2,948	—
Total Investments in Securities	$ —	$ 163,429	$ —
Real Estate Securities			
Assets			
Investments in Securities			
Common Stocks.	$ 32,385	$ —	$ —
Preferred Stocks	184	—	—
Short-Term Securities	—	948	—
Total Investments in Securities	$ 32,569	$ 948	$ —
Science and Technology			
Assets			
Investments in Securities			
Common Stocks.	$ 245,711	$ 24,746	$ —
Corporate Debt Securities.	—	1,780	—
Short-Term Securities	—	1,211	—
Total Investments in Securities	$ 245,711	$ 27,737	$ —
Small Cap Growth			
Assets			
Investments in Securities			
Common Stocks.	$ 308,940	$ —	$ —
Short-Term Securities	—	19,654	—
Total Investments in Securities	$ 308,940	$ 19,654	$ —

Portfolio (Continued)	Level 1	Level 2	Level 3
Small Cap Value			
Assets			
Investments in Securities			
Common Stocks...	$ 168,733	$ —	$ —
Investment Funds...	10,902	—	—
Short-Term Securities.......................................	—	4,663	—
Total Investments in Securities...........................	**$179,635**	**$ 4,663**	**$ —**
Liabilities			
Written Options	$ 131	$ 9	$ —
Value			
Assets			
Investments in Securities			
Common Stocks...	$ 252,286	$ —	$ —
Warrants	2,420	—	—
Call Options...	—	140	—
Short-Term Securities.......................................	—	3,147	—
Total Investments in Securities...........................	**$254,706**	**$ 3,287**	**$ —**
Liabilities			
Written Options	$ 148	$ 403	$ —

The following tables are a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

Portfolio	Common Stocks	Preferred Stocks	Investment Funds	Corporate Debt Securities
Asset Strategy				
Beginning Balance 1–1–10	$ —	$ —	$ 1,392	$ —
Net realized gain (loss)..................................	—	—	—	—
Net unrealized appreciation (depreciation)	—	1,415	24	(26)
Purchases	—	13,718	—	—
Sales	—	—	—	—
Transfers into Level 3 during the period	—	—	—	1,619
Transfers out of Level 3 during the period..................	—	—	—	—
Ending Balance 6–30–10...............................	$ —	$15,133	$1,416	$ 1,593
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 6–30–10	$ —	$ 1,415	$ 24	$ (26)
Bond				
Beginning Balance 1–1–10	$ —	$ —	$ —	$ 1
Net realized gain (loss)..................................	—	—	—	(211)
Net unrealized appreciation (depreciation)	—	—	—	18
Purchases	—	—	—	390
Sales	—	—	—	7
Transfers into Level 3 during the period	—	—	—	—
Transfers out of Level 3 during the period..................	—	—	—	—
Ending Balance 6–30–10...............................	$ —	$ —	$ —	$ 205
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 6–30–10	$ —	$ —	$ —	$ 18
Global Natural Resources				
Beginning Balance 1–1–10	$126	$ 308	$ —	$ 123
Net realized gain (loss)..................................	—	—	—	—
Net unrealized appreciation (depreciation)	14	(64)	—	(35)
Purchases	—	—	—	—
Sales	—	—	—	—
Transfers into Level 3 during the period	—	—	—	—
Transfers out of Level 3 during the period..................	—	—	—	—
Ending Balance 6–30–10...............................	$140	$ 244	$ —	$ 88
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 6–30–10	$ 14	$ (64)	$ —	$ (35)

Portfolio (Continued)	Common Stocks	Preferred Stocks	Investment Funds	Corporate Debt Securities
High Income				
Beginning Balance 1–1–10	$ —	$ —	$ —	$ 599
Net realized gain (loss)	—	—	—	340
Net unrealized appreciation (depreciation)	—	—	—	(386)
Purchases	—	—	—	1,336
Sales	—	—	—	(1,199)
Transfers into Level 3 during the period	—	—	—	2,010
Transfers out of Level 3 during the period	—	—	—	(1,373)
Ending Balance 6–30–10	$ —	$ —	$ —	$ 1,327
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 6–30–10	$ —	$ —	$ —	$ (10)

Transfers from Level 2 to Level 3 occurred generally due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred generally due to the increased availability of observable market data due to increased market activity or information. As shown above, transfers in and out of Level 3 represent the value at the later of the beginning of the fiscal period or the purchase date of the security.

Net realized gain (loss) and net unrealized appreciation (depreciation), shown on the reconciliation of Level 3 investments if applicable, are included on the Statement of Operations in net realized gain (loss) on investments in unaffiliated securities and in net change in unrealized appreciation (depreciation) on investments in unaffiliated securities, respectively. Additionally, the net change in unrealized appreciation for all Level 3 investments still held as of June 30, 2010, if applicable, is included on the Statement of Operations in net change in unrealized appreciation (depreciation) on investments in unaffiliated securities.

As shown above, the Portfolios may own different types of assets that are classified as Level 2 or Level 3. Assets classified as Level 2 can have a variety of observable inputs, including, but not limited to, benchmark yields, reported trades, broker quotes, benchmark securities, and bid/offer quotations. These observable inputs are collected and utilized, primarily by an independent pricing service, in different evaluated pricing approaches depending upon the specific asset to determine a value.

Securities' values included in the reconciliations above have been primarily determined through the use of a single quote (or multiple quotes) from dealer(s) in the securities using proprietary valuation models. These quotes involve significant unobservable inputs, and thus the related securities are classified as Level 3 investments.

4. INVESTMENT SECURITIES TRANSACTIONS

For the fiscal period ended June 30, 2010, the cost of purchases and the proceeds from maturities and sales of investment securities, other than U.S. Government and short-term securities, were as follows:

	Purchases	Sales
Pathfinder Aggressive	$ 4,744	$ 2,206
Pathfinder Conservative	14,541	3,955
Pathfinder Moderate	91,736	9,227
Pathfinder Moderately Aggressive	72,979	9,810
Pathfinder Moderately Conservative	25,106	5,177
Asset Strategy	629,083	553,284
Balanced	119,246	128,224
Bond	88,820	15,874
Core Equity	219,869	266,677
Dividend Opportunities	68,441	55,296
Energy	6,055	3,655
Global Natural Resources	112,717	107,382
Growth	203,702	243,766
High Income	117,573	111,206
International Core Equity	270,704	282,444
International Growth	123,202	103,193
Micro Cap Growth	14,019	13,895
Mid Cap Growth	34,062	28,116
Money Market	—	—
Real Estate Securities	11,376	11,931
Science and Technology	41,674	50,718
Small Cap Growth	95,525	108,165
Small Cap Value	79,776	77,493
Value	81,155	88,337

Purchases of and proceeds from maturities and sales of U.S. Government securities were as follows:

	Purchases	Sales
Asset Strategy	$ —	$ 27
Balanced	—	5,237
Bond	51,613	38,062

5. FEDERAL INCOME TAX MATTERS

For Federal income tax purposes, cost of investments owned at June 30, 2010 and the related unrealized appreciation (depreciation) were as follows:

Portfolio	Cost of investments	Gross appreciation	Gross depreciation	Net unrealized appreciation (depreciation)
Pathfinder Aggressive	$ 66,739	$ 539	$ 8,486	$ (7,947)
Pathfinder Conservative	52,470	859	607	252
Pathfinder Moderate	339,009	5,019	9,833	(4,814)
Pathfinder Moderately Aggressive	351,338	6,416	13,930	(7,514)
Pathfinder Moderately Conservative	107,498	1,946	2,142	(196)
Asset Strategy	994,980	127,596	45,991	81,605
Balanced	311,329	37,205	14,684	22,521
Bond	574,967	30,955	12,598	18,357
Core Equity	369,719	21,033	26,850	(5,817)
Dividend Opportunities	205,744	7,480	15,104	(7,624)
Energy	33,880	2,204	6,461	(4,257)
Global Natural Resources	190,713	7,172	29,852	(22,680)
Growth	734,553	77,328	45,833	31,495
High Income	212,325	6,248	4,713	1,535
International Core Equity	488,379	8,950	50,947	(41,997)
International Growth	273,986	7,368	26,463	(19,095)
Micro Cap Growth	40,239	5,715	5,905	(190)
Mid Cap Growth	89,611	11,456	3,509	7,947
Money Market	163,429	—	—	—
Real Estate Securities	35,776	1,634	3,893	(2,259)
Science and Technology	280,404	28,207	35,163	(6,956)

Portfolio (Continued)	Cost of investments	Gross appreciation	Gross depreciation	Net unrealized appreciation (depreciation)
Small Cap Growth	337,926	41,379	50,711	(9,332)
Small Cap Value	174,208	20,636	10,546	10,090
Value	263,326	22,720	28,053	(5,333)

For Federal income tax purposes, the Portfolios' distributed and undistributed earnings and profit for the fiscal year ended December 31, 2009 and the related net capital losses and post-October activity updated with information available through the date of this report were as follows:

	Pathfinder Aggressive	Pathfinder Conservative	Pathfinder Moderate	Pathfinder Moderately Aggressive	Pathfinder Moderately Conservative	Asset Strategy
Net ordinary income	$1,502	$1,350	$4,709	$5,986	$2,372	$12,429
Distributed ordinary income	255	24	297	541	82	2,931
Undistributed ordinary income	1,499	1,349	4,703	5,979	2,368	12,411
Realized long term capital gains	612	179	1,052	1,725	368	—
Distributed long term capital gains	446	38	531	969	165	78,973
Undistributed long term capital gains	610	177	1,048	1,721	365	—
Post-October losses deferred	—	—	—	—	—	—

	Balanced	Bond	Core Equity	Dividend Opportunities	Energy	Global Natural Resources
Net ordinary income	$7,015	$16,179	$4,004	$2,441	$88	$ —
Distributed ordinary income	7,291	13,706	3,943	1,506	—	—
Undistributed ordinary income	7,015	16,167	3,993	2,403	88	—
Realized long term capital gains	5,146	—	—	—	—	—
Distributed long term capital gains	2,098	—	—	—	—	—
Undistributed long term capital gains	5,142	—	—	—	—	—
Post-October losses deferred	—	242	—	463	—	901

	Growth	High Income	International Core Equity	International Growth	Micro Cap Growth	Mid Cap Growth
Net ordinary income	$ 5,377	$17,043	$ 7,009	$2,599	$ —	$ 28
Distributed ordinary income	3,004	16,681	15,267	2,689	—	—
Undistributed ordinary income	5,358	17,034	7,001	2,594	—	28
Realized long term capital gains	—	—	—	—	—	—
Distributed long term capital gains	22,098	—	24,546	—	—	—
Undistributed long term capital gains	—	—	—	—	—	—
Post-October losses deferred	—	—	416	—	214	246

	Money Market	Real Estate Securities	Science and Technology	Small Cap Growth	Small Cap Value	Value
Net ordinary income	$1,992	$667	$ 651	$ —	$149	$ 2,699
Distributed ordinary income	1,990	831	944	1,298	—	4,928
Undistributed ordinary income	17	663	651	—	149	2,456
Realized long term capital gains	—	—	8,443	—	—	—
Distributed long term capital gains	—	—	15,604	—	—	—
Undistributed long term capital gains	—	—	8,436	—	—	—
Post-October losses deferred	—	337	—	—	—	1,459

Internal Revenue Code regulations permit each Portfolio to defer into its next fiscal year net capital losses or net long-term capital losses and currency losses incurred between each November 1 and the end of its fiscal year (post-October losses).

Capital loss carryovers are available to offset future realized capital gain net income incurred in the eight taxable years succeeding the loss year for Federal income tax purposes. The following tables show the totals by year in which the capital loss carryovers will expire if not utilized.

	Asset Strategy	Bond	Core Equity	Dividend Opportunities	Energy	Global Natural Resources
December 31, 2010.	$ —	$ —	$ 2,963	$ —	$ —	$ —
December 31, 2014.	—	1,397	—	—	—	—
December 31, 2015.	—	376	—	—	—	—
December 31, 2016.	—	—	1,098	4,170	1,276	2,091
December 31, 2017.	66,497	—	15,520	16,086	1,950	14,620
Total carryover	$66,497	$1,773	$19,581	$20,256	$3,226	$16,711

	Growth	High Income	International Core Equity	International Growth	Micro Cap Growth	Mid Cap Growth
December 31, 2010.	$17,609	$13,912	$ —	$ —	$1,352	$ —
December 31, 2014.	—	1,102	—	—	—	—
December 31, 2016.	—	9,328	—	8,420	765	998
December 31, 2017.	3,237	12,095	73,533	17,399	4,622	1,055
Total carryover	$20,846	$36,437	$73,533	$25,819	$6,739	$2,053

	Real Estate Securities	Small Cap Growth	Small Cap Value	Value
December 31, 2010.	$ —	$10,215	$ —	$ —
December 31, 2016.	1,888	22,325	28,940	22,440
December 31, 2017.	7,802	9,543	8,856	9,776
Total carryover	$9,690	$42,083	$37,796	$32,216

6. CAPITAL SHARE TRANSACTIONS

The Trust has authorized an unlimited number of no par value shares of beneficial interest. Transactions in shares of beneficial interest were as follows:

	Six months ended 6-30-10		Fiscal year ended 12-31-09	
Pathfinder Aggressive	Shares	Value	Shares	Value
Shares issued from sale of shares	702	$ 3,286	2,624	$ 10,422
Shares issued in reinvestment of distributions to shareholders	494	2,114	179	701
Shares redeemed	(364)	(1,682)	(972)	(3,889)
Net increase.	832	$ 3,718	1,831	$ 7,234

	Six months ended 6-30-10		Fiscal year ended 12-31-09	
Pathfinder Conservative	Shares	Value	Shares	Value
Shares issued from sale of shares	2,691	$ 13,491	6,808	$ 30,698
Shares issued in reinvestment of distributions to shareholders	317	1,528	14	62
Shares redeemed	(710)	(3,606)	(761)	(3,578)
Net increase.	2,298	$ 11,413	6,061	$ 27,182

	Six months ended 6-30-10		Fiscal year ended 12-31-09	
Pathfinder Moderate	Shares	Value	Shares	Value
Shares issued from sale of shares	17,084	$ 81,361	37,885	$ 163,508
Shares issued in reinvestment of distributions to shareholders	1,264	5,769	198	828
Shares redeemed	(736)	(3,521)	(641)	(2,768)
Net increase.	17,612	$ 83,609	37,442	$ 161,568

	Six months ended 6-30-10		Fiscal year ended 12-31-09	
Pathfinder Moderately Aggressive	Shares	Value	Shares	Value
Shares issued from sale of shares	12,546	$ 60,696	34,447	$ 145,335
Shares issued in reinvestment of distributions to shareholders	1,699	7,721	366	1,511
Shares redeemed	(510)	(2,447)	(832)	(3,541)
Net increase.	13,735	$ 65,970	33,981	$ 143,305

Pathfinder Moderately Conservative	Six months ended 6-30-10		Fiscal year ended 12-31-09	
	Shares	Value	Shares	Value
Shares issued from sale of shares	4,606	$ 22,768	12,987	$ 57,365
Shares issued in reinvestment of distributions to shareholders	579	2,739	56	246
Shares redeemed	(650)	(3,252)	(1,838)	(8,095)
Net increase.	4,535	$ 22,255	11,205	$ 49,516

Asset Strategy	Six months ended 6-30-10		Fiscal year ended 12-31-09	
	Shares	Value	Shares	Value
Shares issued from sale of shares	20,419	$ 184,774	40,223	$ 344,900
Shares issued in reinvestment of distributions to shareholders	1,466	12,441	10,547	81,904
Shares redeemed	(12,816)	(113,494)	(14,058)	(120,258)
Net increase.	9,069	$ 83,721	36,712	$ 306,546

Balanced	Six months ended 6-30-10		Fiscal year ended 12-31-09	
	Shares	Value	Shares	Value
Shares issued from sale of shares	686	$ 5,935	1,119	$ 8,656
Shares issued in reinvestment of distributions to shareholders	1,448	12,204	1,274	9,390
Shares redeemed	(3,097)	(26,910)	(8,973)	(69,220)
Net decrease	(963)	$ (8,771)	(6,580)	$ (51,174)

Bond	Six months ended 6-30-10		Fiscal year ended 12-31-09	
	Shares	Value	Shares	Value
Shares issued from sale of shares	18,202	$ 99,537	30,955	$ 166,609
Shares issued in connection with merger of Mortgage Securities	6,957	37,277	—	—
Shares issued in reinvestment of distributions to shareholders	3,852	20,720	2,605	13,706
Shares redeemed	(6,398)	(34,789)	(10,439)	(56,252)
Net increase.	22,613	$ 122,745	23,121	$ 124,063

Core Equity	Six months ended 6-30-10		Fiscal year ended 12-31-09	
	Shares	Value	Shares	Value
Shares issued from sale of shares	534	$ 5,525	881	$ 7,384
Shares issued in reinvestment of distributions to shareholders	398	4,025	496	3,943
Shares redeemed	(3,744)	(38,312)	(9,241)	(77,128)
Net decrease	(2,812)	$ (28,762)	(7,864)	$ (65,801)

Dividend Opportunities	Six months ended 6-30-10		Fiscal year ended 12-31-09	
	Shares	Value	Shares	Value
Shares issued from sale of shares	5,143	$ 30,593	14,463	$ 74,570
Shares issued in reinvestment of distributions to shareholders	418	2,411	301	1,506
Shares redeemed	(2,017)	(12,184)	(5,076)	(26,588)
Net increase.	3,544	$ 20,820	9,688	$ 49,488

Energy	Six months ended 6-30-10		Fiscal year ended 12-31-09	
	Shares	Value	Shares	Value
Shares issued from sale of shares	903	$ 4,695	1,669	$ 7,347
Shares issued in reinvestment of distributions to shareholders	18	90	—	—
Shares redeemed	(468)	(2,397)	(1,024)	(4,460)
Net increase.	453	$ 2,388	645	$ 2,887

Global Natural Resources	Six months ended 6-30-10		Fiscal year ended 12-31-09	
	Shares	Value	Shares	Value
Shares issued from sale of shares	6,957	$ 38,950	17,670	$ 82,581
Shares issued in reinvestment of distributions to shareholders	—	—	—	—
Shares redeemed	(5,054)	(27,249)	(5,200)	(24,116)
Net increase	1,903	$ 11,701	12,470	$ 58,465

Growth	Six months ended 6-30-10		Fiscal year ended 12-31-09	
	Shares	Value	Shares	Value
Shares issued from sale of shares	2,702	$ 25,031	7,755	$ 61,642
Shares issued in reinvestment of distributions to shareholders	597	5,368	3,325	25,102
Shares redeemed	(6,787)	(63,046)	(16,410)	(130,511)
Net decrease	(3,488)	$ (32,647)	(5,330)	$ (43,767)

High Income	Six months ended 6-30-10		Fiscal year ended 12-31-09	
	Shares	Value	Shares	Value
Shares issued from sale of shares	3,892	$ 12,962	8,457	$ 23,658
Shares issued in reinvestment of distributions to shareholders	5,418	17,048	6,254	16,681
Shares redeemed	(5,918)	(19,680)	(8,955)	(26,228)
Net increase	3,392	$ 10,330	5,756	$ 14,111

International Core Equity	Six months ended 6-30-10		Fiscal year ended 12-31-09	
	Shares	Value	Shares	Value
Shares issued from sale of shares	1,886	$ 27,926	4,221	$ 54,038
Shares issued in reinvestment of distributions to shareholders	512	7,010	3,376	39,812
Shares redeemed	(1,440)	(21,324)	(4,682)	(60,641)
Net increase	958	$ 13,612	2,915	$ 33,209

International Growth	Six months ended 6-30-10		Fiscal year ended 12-31-09	
	Shares	Value	Shares	Value
Shares issued from sale of shares	3,926	$ 28,329	12,510	$ 82,230
Shares issued in reinvestment of distributions to shareholders	384	2,599	453	2,688
Shares redeemed	(1,914)	(13,851)	(4,654)	(28,606)
Net increase	2,396	$ 17,077	8,309	$ 56,312

Micro Cap Growth	Six months ended 6-30-10		Fiscal year ended 12-31-09	
	Shares	Value	Shares	Value
Shares issued from sale of shares	241	$ 4,160	358	$ 4,631
Shares issued in reinvestment of distributions to shareholders	—	—	—	—
Shares redeemed	(192)	(3,267)	(472)	(5,749)
Net increase (decrease)	49	$ 893	(114)	$ (1,118)

Mid Cap Growth	Six months ended 6-30-10		Fiscal year ended 12-31-09	
	Shares	Value	Shares	Value
Shares issued from sale of shares	2,018	$ 13,855	4,883	$ 25,970
Shares issued in reinvestment of distributions to shareholders	5	36	—	—
Shares redeemed	(1,117)	(7,730)	(1,785)	(9,426)
Net increase	906	$ 6,161	3,098	$ 16,544

Money Market	Six months ended 6-30-10		Fiscal year ended 12-31-09	
	Shares	Value	Shares	Value
Shares issued from sale of shares	45,439	$ 45,439	109,614	$ 109,614
Shares issued in reinvestment of distributions to shareholders	96	96	1,990	1,990
Shares redeemed	(31,267)	(31,267)	(161,502)	(161,502)
Net increase (decrease)	14,268	$ 14,268	(49,898)	$ (49,898)

Real Estate Securities	Six months ended 6-30-10		Fiscal year ended 12-31-09	
	Shares	Value	Shares	Value
Shares issued from sale of shares	303	$ 1,684	1,336	$ 5,183
Shares issued in reinvestment of distributions to shareholders	120	668	235	831
Shares redeemed	(692)	(3,782)	(1,758)	(6,911)
Net decrease	(269)	$ (1,430)	(187)	$ (897)

Science and Technology	Six months ended 6-30-10		Fiscal year ended 12-31-09	
	Shares	Value	Shares	Value
Shares issued from sale of shares	1,444	$ 21,944	2,986	$ 38,880
Shares issued in reinvestment of distributions to shareholders	626	9,088	1,421	16,547
Shares redeemed	(2,418)	(36,153)	(3,527)	(44,227)
Net increase (decrease)	(348)	$ (5,121)	880	$ 11,200

Small Cap Growth	Six months ended 6-30-10		Fiscal year ended 12-31-09	
	Shares	Value	Shares	Value
Shares issued from sale of shares	1,121	$ 9,594	2,903	$ 19,551
Shares issued in reinvestment of distributions to shareholders	—	—	202	1,298
Shares redeemed	(3,403)	(29,052)	(7,204)	(47,561)
Net decrease	(2,282)	$ (19,458)	(4,099)	$ (26,712)

Small Cap Value	Six months ended 6-30-10		Fiscal year ended 12-31-09	
	Shares	Value	Shares	Value
Shares issued from sale of shares	858	$ 12,159	2,522	$ 27,359
Shares issued in reinvestment of distributions to shareholders	11	151	—	—
Shares redeemed	(1,421)	(20,173)	(2,273)	(24,514)
Net increase (decrease)	(552)	$ (7,863)	249	$ 2,845

Value	Six months ended 6-30-10		Fiscal year ended 12-31-09	
	Shares	Value	Shares	Value
Shares issued from sale of shares	2,290	$ 12,287	6,289	$ 26,481
Shares issued in reinvestment of distributions to shareholders	472	2,517	1,236	4,928
Shares redeemed	(4,213)	(22,665)	(9,429)	(40,435)
Net decrease	(1,451)	$ (7,861)	(1,904)	$ (9,026)

7. DERIVATIVE INSTRUMENTS

Forward Foreign Currency Contracts. Each Portfolio, other than Money Market and the Pathfinder Portfolios, may enter into forward foreign currency contracts (forward contracts) for the purchase or sale of a foreign currency at a negotiated rate at a future date. Forward contracts are reported on a schedule following the Schedule of Investments. Forward contracts will be valued daily based upon the closing prices of the forward currency rates determined at the close of the NYSE as provided by a bank, dealer or independent pricing service. The resulting unrealized appreciation and depreciation is reported in the Statement of Assets and Liabilities as a receivable or payable and in the Statement of Operations within the change in unrealized appreciation (depreciation). At contract close, the difference between the original cost of the contract and the value at the close date is recorded as a realized gain (loss) in the Statement of Operations.

Risks to a Portfolio include both market and credit risk. Market risk is the risk that the value of the forward contract will depreciate due to unfavorable changes in the exchange rates. Credit risk arises from the possibility that the counterparty will default. If the counterparty defaults, a Portfolio's maximum loss will consist of the net amount of contractual payments that the Portfolio has not yet received.

Futures Contracts. Each Portfolio, other than Money Market and the Pathfinder Portfolios, may engage in buying and selling futures contracts. Upon entering into a futures contract, the Portfolio is required to deposit, in a segregated account, an amount equal to a varying specified percentage of the contract amount. This amount is known as the initial margin. Subsequent payments (variation margins) are made or received by the Portfolio each day, dependent on the daily fluctuations in the value of the underlying debt security or index.

Futures contracts are reported on a schedule following the Schedule of Investments. Securities held in collateralized accounts to cover initial margin requirements on open futures contracts are identified in the Schedule of Investments. Cash held by the broker to cover initial margin requirements on open futures contracts and the receivable and/or payable for the daily mark to market for the variation margin are noted in the Statement of Assets and Liabilities. The net change in unrealized appreciation (depreciation) is reported in the Statement of Operations. Realized gains (losses) are reported in the Statement of Operations at the closing or expiration of futures contracts.

Risks of entering into futures contracts include the possibility of loss of securities or cash held as collateral, that there may be an illiquid market where the Portfolio is unable to close the contract or enter into an offsetting position and, if used for hedging purposes, the risk that the price of the contract will correlate imperfectly with the prices of the Portfolio's securities.

Swap Agreements. Each Portfolio, other than Money Market and the Pathfinder Portfolios, may invest in swap agreements.

Credit default swaps involve the exchange of a fixed rate premium for protection against the loss in value of an underlying security in the event of a defined credit event, such as payment default or bankruptcy. Under a credit default swap one party acts as a guarantor by receiving the fixed periodic payment in exchange for the commitment to purchase the underlying security at par if the defined credit event occurs. A Portfolio may enter into credit default swaps in which either it or its counterparty act as the guarantor.

Total return swaps involve a commitment to pay periodic interest payments in exchange for a market-linked return based on a security or a basket of securities representing a variety of securities or a particular index. To the extent the total return of the security, index or other financial measure underlying the transaction exceeds or falls short of the offsetting interest rate obligation, the Portfolio will receive a payment from or make a payment to the counterparty.

Variance swaps involve a contract in which two parties agree to exchange cash flows based on the measured variance of a specified underlying security or index during a certain time period. On the trade date, the two parties agree on the strike price of the contract (the reference level against which cash flows are exchanged), as well as the number of units in the transaction and the length of the contract. Like an option contract, the value of a variance swap is influenced by both realized and implied volatility, as well as the passage of time. A Portfolio may enter into variance swaps to manage volatility risk.

The creditworthiness of firms with which a Portfolio enters into a swap agreement is monitored by WRIMCO. If a firm's creditworthiness declines, the value of the agreement would likely decline, potentially resulting in losses. If a default occurs by the counterparty to such a transaction, the Portfolio will have contractual remedies pursuant to the agreement related to the transaction.

Option Contracts. Options purchased by a Portfolio are accounted for in the same manner as marketable portfolio securities. The cost of portfolio securities acquired through the exercise of call options is increased by the premium paid to purchase the call. The proceeds from securities sold through the exercise of put options are decreased by the premium paid to purchase the put.

When a Portfolio writes (sells) an option, an amount equal to the premium received by the Portfolio is recorded as a liability. The amount of the liability is subsequently adjusted to reflect the current market value of the option written. The current market value of an option is the last sales price on the principal exchange on which the option is traded or, in the absence of transactions, the mean between the bid and asked prices or at a value supplied by a broker-dealer. When an option expires on its stipulated expiration date or a Portfolio enters into a closing purchase transaction, the Portfolio realizes a gain (or loss if the cost of a closing purchase transaction exceeds the premium received when the call option was sold) and the liability related to such option is extinguished. When a call option is exercised, the premium is added to the proceeds from the sale of the underlying security in determining whether a Portfolio has realized a gain or loss. For each Portfolio, when a written put is exercised, the cost basis of the securities purchased by a Portfolio is reduced by the amount of the premium received.

Investments in options, whether purchased or written, involve certain risks. Writing put options and purchasing call options may increase a Portfolio's exposure to the underlying security (or basket of securities). With written options, there may be times when a Portfolio will be required to purchase or sell securities to meet its obligation under the option contract where the required action is not beneficial to the Portfolio, due to unfavorable movement of the market price of the underlying security (or basket of securities). Additionally, to the extent a Portfolio enters into over-the-counter (OTC) option transactions with counterparties, the Portfolio will be exposed to the risk that counterparties to these OTC transactions will be unable to meet their obligations under the terms of the transaction.

Collateral. The Portfolio may mitigate counterparty risk through credit support annexes (CSA) included with an International Swaps and Derivatives Association, Inc. (ISDA) Master Agreement which is the standard contract governing most derivative transactions between the Portfolio and each of its counterparties. The CSA allows the Portfolio to offset with its counterparty certain derivative financial instruments' payables and/or receivables with collateral, which is generally held by the Portfolio's custodian. The amount of collateral moved to/from applicable counterparties is based upon minimum transfer amounts specified in the CSA. To the extent amounts due to the Portfolio from its counterparties are not fully collateralized contractually or otherwise, the Portfolio bears the risk of loss from counterparty non-performance. See Note 1 "Segregation and Collateralization" for additional information with respect to collateral practices.

Objectives and Strategies

Asset Strategy. The Portfolio's objectives in using derivatives during the period included hedging market risk on equity securities, increasing exposure to various equity markets, managing exposure to various foreign currencies, and hedging certain event risks on positions held by the Portfolio. To achieve the objective of hedging market risk and increasing exposure to equity markets, the Portfolio utilized futures and option contracts, both short and long, on foreign and domestic equity indices. To manage foreign currency exposure, the Portfolio utilized forward contracts and option contracts to either increase or decrease exposure to a given currency. To manage event risks, the Portfolio utilized short futures on foreign and domestic equity indices and options contracts, both written and purchased, on individual equity securities owned by the Portfolio.

Fair values of derivative instruments as of June 30, 2010:

	Asset Derivatives			Liability Derivatives	
Type of Risk Exposure	Statement of Assets and Liabilities Location	Fair Value		Statement of Assets and Liabilities Location	Fair Value
Equity	Unrealized appreciation on futures contracts*	$17,477		N/A	$ 0
Foreign currency	Unrealized appreciation on forward foreign currency contracts and investments in unaffiliated securities at market value**	3,445		Unrealized depreciation on forward foreign currency contracts and written options at market value	2,897
Total		$20,922			$2,897

*The fair value presented includes cumulative gain (loss) on open futures contracts; however, the value reflected in the accompanying Statement of Assets and Liabilities is only the unsettled variation margin receivable (payable) as of June 30, 2010.

**Purchased options are reported as investments in unaffiliated securities and are reflected in the accompanying Schedule of Investments.

The effect of derivative instruments on the Statement of Operations for the fiscal period ended June 30, 2010:

Type of Risk Exposure	Location of Gain (Loss) on Derivatives Recognized in the Statement of Operations	Realized Gain (Loss) on Derivatives Recognized in the Statement of Operations	Change in Unrealized Appreciation (Depreciation) on Derivatives Recognized in the Statement of Operations
Equity	Net realized gain (loss) on investments in unaffiliated securities and written options and futures contracts/Net change in unrealized appreciation (depreciation) on investments in futures contracts	$(52,793)	$17,477
Foreign currency	Net realized gain (loss) on investments in unaffiliated securities and written options and forward foreign currency contracts/ Net change in unrealized appreciation (depreciation) on investments in unaffiliated securities and written options and forward foreign currency contracts	6,876	(4,972)
Total		$(45,917)	$12,505

During the fiscal period ended June 30, 2010, the Portfolio's average principal amount outstanding for forward contracts and market value outstanding for futures contracts were as follows: short forward contracts – $276,057, long forward contracts – $276,926, short futures contracts – $298,774. Additionally, the Portfolio's average number of purchased option contracts and written option contracts outstanding was 8 and 2, respectively.

Global Natural Resources. The Portfolio's objectives in using derivatives during the period were to hedge market risk on equity securities, increase exposure to specific sectors or companies, and manage exposure to various foreign currencies. To achieve the objective of hedging market risk and increasing exposure to equity markets, the Portfolio utilized futures on equity indices and purchased option contracts on individual equity securities. To manage foreign currency exposure, the Portfolio utilized forward contracts to either increase or decrease exposure to a given currency.

Fair values of derivative instruments as of June 30, 2010:

	Asset Derivatives		Liability Derivatives	
Type of Risk Exposure	Statement of Assets and Liabilities Location	Fair Value	Statement of Assets and Liabilities Location	Fair Value
Equity	Unrealized appreciation on futures contracts* and investments in unaffiliated securities at market value**	$ 8,226	N/A	$ 0
Foreign currency	Unrealized appreciation on forward foreign currency contracts	295	Unrealized depreciation on forward foreign currency contracts	250
Total		$ 8,521		$250

*The fair value presented includes cumulative gain (loss) on open futures contracts; however, the value reflected in the accompanying Statement of Assets and Liabilities is only the unsettled variation margin receivable (payable) as of June 30, 2010.

**Purchased options are reported as investments in unaffiliated securities and are reflected in the accompanying Schedule of Investments.

The effect of derivative instruments on the Statement of Operations for the fiscal period ended June 30, 2010:

Type of Risk Exposure	Location of Gain (Loss) on Derivatives Recognized in the Statement of Operations	Realized Gain (Loss) on Derivatives Recognized in the Statement of Operations	Change in Unrealized Appreciation (Depreciation) on Derivatives Recognized in the Statement of Operations
Equity	Net realized gain (loss) on investments in unaffiliated securities and futures contracts/Net change in unrealized appreciation (depreciation) on investments in unaffiliated securities and futures contracts	$(5,782)	$1,009
Foreign currency	Net realized gain (loss) on forward foreign currency contracts/Net change in unrealized appreciation (depreciation) on forward foreign currency contracts	64	116
Total		$(5,718)	$1,125

During the fiscal period ended June 30, 2010, the Portfolio's average principal amount outstanding for forward contracts and market value outstanding for futures contracts were as follows: short forward contracts – $14,594, long forward contracts – $14,630, short futures contracts – $2,705. Additionally, the Portfolio's average number of purchased option contracts outstanding was 11.

High Income. The Portfolio's objective in using derivatives during the period was to hedge the exposure to foreign currencies from securities held in the portfolio. To achieve this objective, the Portfolio utilized forward contracts.

Fair values of derivative instruments as of June 30, 2010:

	Asset Derivatives		Liability Derivatives	
Type of Risk Exposure	Statement of Assets and Liabilities Location	Fair Value	Statement of Assets and Liabilities Location	Fair Value
Foreign currency	Unrealized appreciation on forward foreign currency contracts	$117	N/A	$0

The effect of derivative instruments on the Statement of Operations for the fiscal period ended June 30, 2010:

Type of Risk Exposure	Location of Gain (Loss) on Derivatives Recognized in the Statement of Operations	Realized Gain (Loss) on Derivatives Recognized in the Statement of Operations	Change in Unrealized Appreciation (Depreciation) on Derivatives Recognized in the Statement of Operations
Foreign currency	Net realized gain (loss) on forward foreign currency contracts/Net change in unrealized appreciation (depreciation) on forward foreign currency contracts	$2	$79

During the fiscal period ended June 30, 2010, the Portfolio's average principal amount outstanding for short forward contracts and long forward contracts was $646 and $711, respectively.

International Growth. The Portfolio's objective in using derivatives during the period was to manage the exposure to various foreign currencies and gain exposure to certain individual securities that are not available for direct purchase. To manage foreign currency exposure, the Portfolio utilized forward contracts to either increase or decrease exposure to a given currency. To gain exposure to certain individual securities, the Portfolio utilized total return swaps.

Fair values of derivative instruments as of June 30, 2010:

| Type of Risk Exposure | Asset Derivatives | | Liability Derivatives | |
	Statement of Assets and Liabilities Location	Fair Value	Statement of Assets and Liabilities Location	Fair Value
Equity	N/A	$ 0	Unrealized depreciation on swap agreements	$ 413
Foreign currency	Unrealized appreciation on forward foreign currency contracts	890	Unrealized depreciation on forward foreign currency contracts	332
Total		$ 890		$ 745

The effect of derivative instruments on the Statement of Operations for the fiscal period ended June 30, 2010:

Type of Risk Exposure	Location of Gain (Loss) on Derivatives Recognized in the Statement of Operations	Realized Gain (Loss) on Derivatives Recognized in the Statement of Operations	Change in Unrealized Appreciation (Depreciation) on Derivatives Recognized in the Statement of Operations
Equity	Net change in unrealized appreciation (depreciation) on swap agreements	$ 0	$(413)
Foreign currency	Net realized gain (loss) on forward foreign currency contracts/Net change in unrealized appreciation (depreciation) on forward foreign currency contracts	3,403	(369)
Total		$ 3,403	$(782)

During the fiscal period ended June 30, 2010, the Portfolio's average principal amount outstanding for short forward contracts and long forward contracts was $60,083 and $61,327, respectively. Additionally, the Portfolio's average notional amount outstanding for total return swaps was $1,703.

Mid Cap Growth. The Portfolio's objectives in using derivatives during the period were to both gain exposure to certain sectors and to hedge certain event risks on positions held by the Portfolio. To achieve these objectives, the Portfolio utilized options, both written and purchased, on either an index or on individual or baskets of equity securities.

There were no open derivative instruments as of June 30, 2010.

The effect of derivative instruments on the Statement of Operations for the fiscal period ended June 30, 2010:

Type of Risk Exposure	Location of Gain (Loss) on Derivatives Recognized in the Statement of Operations	Realized Gain (Loss) on Derivatives Recognized in the Statement of Operations	Change in Unrealized Appreciation (Depreciation) on Derivatives Recognized in the Statement of Operations
Equity	Net realized gain (loss) on investments in unaffiliated securities and written options	$(10)	$0

During the fiscal period ended June 30, 2010, the Portfolio's average number of purchased option contracts and written option contracts outstanding was less than 1.

Science and Technology. The Portfolio's objective in using derivatives during the period was to hedge market risk on securities in its portfolio. To achieve this objective, the Portfolio utilized options, both written and purchased, on individual equity securities owned by the Portfolio.

There were no open derivative instruments as of June 30, 2010.

The effect of derivative instruments on the Statement of Operations for the fiscal period ended June 30, 2010:

Type of Risk Exposure	Location of Gain (Loss) on Derivatives Recognized in the Statement of Operations	Realized Gain (Loss) on Derivatives Recognized in the Statement of Operations	Change in Unrealized Appreciation (Depreciation) on Derivatives Recognized in the Statement of Operations
Equity	Net realized gain (loss) on investments in unaffiliated securities and written options	$1,255	$0

During the fiscal period ended June 30, 2010, the Portfolio's average number of purchased option contracts and written option contracts outstanding was 23 and 54, respectively.

Small Cap Value. The Portfolio's objective in using derivatives during the period was to generate additional income from written option premiums; and secondarily to gain exposure to or facilitate trading in certain securities. To achieve these objectives, the Portfolio utilized written options on individual equity securities.

Fair values of derivative instruments as of June 30, 2010:

	Asset Derivatives		Liability Derivatives	
Type of Risk Exposure	Statement of Assets and Liabilities Location	Fair Value	Statement of Assets and Liabilities Location	Fair Value
Equity	N/A	N/A	Written options at market value	$140

The effect of derivative instruments on the Statement of Operations for the fiscal period ended June 30, 2010:

Type of Risk Exposure	Location of Gain (Loss) on Derivatives Recognized in the Statement of Operations	Realized Gain (Loss) on Derivatives Recognized in the Statement of Operations	Change in Unrealized Appreciation (Depreciation) on Derivatives Recognized in the Statement of Operations
Equity	Net realized gain (loss) on written options/ Net change in unrealized appreciation (depreciation) on written options	$99	$(39)

During the fiscal period ended June 30, 2010, the Portfolio's average number of written option contracts outstanding was 1.

Value. The Portfolio's objective in using derivatives during the period was to generate additional income from written option premiums; and secondarily to gain exposure to or facilitate trading in certain securities. To achieve these objectives, the Portfolio utilized options, both written and purchased, on individual equity securities.

Fair values of derivative instruments as of June 30, 2010:

	Asset Derivatives		Liability Derivatives	
Type of Risk Exposure	Statement of Assets and Liabilities Location	Fair Value	Statement of Assets and Liabilities Location	Fair Value
Equity	Investments in unaffiliated securities at market value**	$140	Written options at market value	$551

**Purchased options are reported as investments in unaffiliated securities and are reflected in the accompanying Schedule of Investments.

The effect of derivative instruments on the Statement of Operations for the fiscal period ended June 30, 2010:

Type of Risk Exposure	Location of Gain (Loss) on Derivatives Recognized in the Statement of Operations	Realized Gain (Loss) on Derivatives Recognized in the Statement of Operations	Change in Unrealized Appreciation (Depreciation) on Derivatives Recognized in the Statement of Operations
Equity	Net realized gain (loss) on investments in written options/Net change in unrealized appreciation (depreciation) on investments in unaffiliated securities and written options	$807	$(389)

During the fiscal period ended June 30, 2010, the Portfolio's average number of purchased option contracts and written option contracts outstanding was 1 and 7, respectively.

8. COMMITMENT

In connection with Asset Strategy's investment in Vietnam Azalea Fund Limited (VAF), the Portfolio is contractually committed to provide additional capital of up to $1,018 if and when VAF requests such contributions or draw downs. The total commitment is limited to $3,000. At June 30, 2010, Asset Strategy had made a total contribution of $1,982. No public market currently exists for the shares of VAF nor are shares currently redeemable by VAF. VAF intends to become listed within one year after the final commitment has been drawn down. VAF's investment strategy is to make minority investments in future blue-chip Vietnamese companies that are already listed or intend to be listed in the next 24 months.

9. AFFILIATED COMPANY TRANSACTIONS

A summary of the transactions in affiliated companies during the fiscal period ended June 30, 2010 follows:

	12–31–09 Share Balance	Purchases at Cost	Sales at Cost	Realized Gain/ (Loss)[1]	Distributios Received	6–30–10 Share Balance	6–30–10 Market Value
Pathfinder Aggressive							
Ivy Funds VIP Bond	1,763	$1,818	$ 97	$ 6	$435	2,429	$13,429
Ivy Funds VIP Dividend Opportunities . . .	1,237	379	244	46	83	1,252	6,662
Ivy Funds VIP Growth	1,004	392	306	79	58	1,005	8,408
Ivy Funds VIP International Core Equity. .	551	720	76	24	121	592	7,922
Ivy Funds VIP International Growth	1,300	664	73	22	98	1,378	9,126
Ivy Funds VIP Mid Cap Growth	467	112	130	71	1	454	2,986
Ivy Funds VIP Mortgage Securities[3]. . . .	385	216	15	1	72	—	—
Ivy Funds VIP Small Cap Growth[2]	227	67	90	46	—	219	1,744
Ivy Funds VIP Small Cap Value.	375	182	414	177	4	347	4,467
Ivy Funds VIP Value	824	194	201	88	39	808	3,973
					$911		$58,717

	12–31–09 Share Balance	Purchases at Cost	Sales at Cost	Realized Gain/ (Loss)[1]	Distributios Received	6–30–10 Share Balance	6–30–10 Market Value
Pathfinder Conservative							
Ivy Funds VIP Bond	3,089	$6,462	$1,004	$ 46	$781	4,078	$22,550
Ivy Funds VIP Dividend Opportunities . . .	1,304	2,172	789	249	90	1,505	8,009
Ivy Funds VIP Growth	349	878	344	104	21	398	3,327
Ivy Funds VIP International Core Equity. .	146	686	154	60	33	180	2,405
Ivy Funds VIP International Growth	302	640	182	19	23	366	2,422
Ivy Funds VIP Mid Cap Growth	139	245	92	58	—*	153	1,008
Ivy Funds VIP Money Market	8,516	2,959	525	—	6	10,951	10,951
Ivy Funds VIP Small Cap Growth[2]	56	123	50	28	—	62	491
Ivy Funds VIP Small Cap Value.	35	123	64	36	—*	37	473
Ivy Funds VIP Value	175	253	100	51	9	195	961
					$963		$52,597

	12–31–09 Share Balance	Purchases at Cost	Sales at Cost	Realized Gain/ (Loss)[1]	Distributions Received	6–30–10 Share Balance	6–30–10 Market Value
Pathfinder Moderate							
Ivy Funds VIP Bond	13,622	$31,989	$ 190	$ 12	$ 3,761	20,014	$ 110,669
Ivy Funds VIP Dividend Opportunities . . .	6,941	12,194	1,668	483	552	8,646	46,010
Ivy Funds VIP Growth	3,005	7,967	1,252	370	206	3,698	30,955
Ivy Funds VIP International Core Equity. .	1,416	7,149	315	128	367	1,870	25,029
Ivy Funds VIP International Growth	4,386	9,997	320	143	387	5,711	37,834
Ivy Funds VIP Mid Cap Growth	1,680	3,109	590	368	5	2,000	13,154
Ivy Funds VIP Money Market	25,909	9,959	67	—	18	35,801	35,801
Ivy Funds VIP Mortgage Securities[3]. . . .	580	679	—	—	121	—	—
Ivy Funds VIP Small Cap Growth[2]	681	1,552	335	188	—	805	6,409
Ivy Funds VIP Small Cap Value.	844	3,114	1,025	552	10	958	12,325
Ivy Funds VIP Value	2,648	4,027	803	418	146	3,185	15,661
					$ 5,573		$ 333,847

*Not shown due to rounding.

(1)Included in Realized Gain/Loss, if applicable, are distributions from capital gains from the underlying securities.

(2)No dividends were paid during the preceding 12 months.

(3)On March 29, 2010, Mortgage Securities merged into Bond.

	12–31–09 Share Balance	Purchases at Cost	Sales at Cost	Realized Gain/(Loss)[1]	Distributions Received	6–30–10 Share Balance	6–30–10 Market Value
Pathfinder Moderately Aggressive							
Ivy Funds VIP Bond	11,984	$23,038	$ 191	$ 15	$ 2,972	17,370	$ 96,045
Ivy Funds VIP Dividend Opportunities . . .	7,744	9,441	1,438	410	565	9,027	48,037
Ivy Funds VIP Growth	3,354	6,104	1,098	318	211	3,861	32,315
Ivy Funds VIP International Core Equity. .	1,971	7,299	290	100	469	2,443	32,695
Ivy Funds VIP International Growth	6,109	10,011	220	101	495	7,460	49,419
Ivy Funds VIP Mid Cap Growth	2,340	2,953	664	409	6	2,607	17,146
Ivy Funds VIP Money Market	14,362	4,335	45	—	10	18,652	18,652
Ivy Funds VIP Mortgage Securities[3]	1,289	792	17	1	241	—	—
Ivy Funds VIP Small Cap Growth[2]	1,139	1,768	458	259	—	1,259	10,027
Ivy Funds VIP Small Cap Value	1,647	4,142	1,757	921	17	1,748	22,502
Ivy Funds VIP Value	2,951	3,096	722	376	149	3,324	16,344
					$ 5,135		$ 343,182

	12–31–09 Share Balance	Purchases at Cost	Sales at Cost	Realized Gain/(Loss)[1]	Distributions Received	6–30–10 Share Balance	6–30–10 Market Value
Pathfinder Moderately Conservative							
Ivy Funds VIP Bond	5,633	$10,352	$754	$ 36	$ 1,452	7,380	$ 40,808
Ivy Funds VIP Dividend Opportunities . . .	2,395	3,216	980	272	177	2,731	14,536
Ivy Funds VIP Growth	933	1,883	623	182	59	1,052	8,803
Ivy Funds VIP International Core Equity. .	305	1,191	181	65	73	369	4,944
Ivy Funds VIP International Growth	1,259	2,186	317	120	103	1,504	9,965
Ivy Funds VIP Mid Cap Growth	579	812	281	170	2	632	4,158
Ivy Funds VIP Money Market	13,312	4,000	339	—	9	16,973	16,973
Ivy Funds VIP Small Cap Growth[2]	117	203	79	41	—	127	1,013
Ivy Funds VIP Small Cap Value	73	203	110	55	1	76	973
Ivy Funds VIP Value	913	1,060	392	180	47	1,006	4,948
					$ 1,923		$ 107,121

	12–31–09 Share Balance	Purchases at Cost	Sales at Cost	Realized Gain/(Loss)	Distributions Received	6–30–10 Share Balance	6–30–10 Market Value
Asset Strategy							
Vietnam Azalea Fund Limited[2]	300	$ —	$ —	$ —	$ —	300	$ 1,416

(1)Included in Realized Gain/Loss, if applicable, are distributions from capital gains from the underlying securities.

(2)No dividends were paid during the preceding 12 months.

(3)On March 29, 2010, Mortgage Securities merged into Bond.

10. WRITTEN OPTION ACTIVITY

For Asset Strategy, transactions in written call options were as follows:

	Number of Contracts	Premium Received
Outstanding at December 31, 2009	—	$ —
Options written	10	2,483
Options terminated in closing purchase transactions	(10)	(2,483)
Options exercised	—	—
Options expired	—	—
Outstanding at June 30, 2010	—	$ —

For Asset Strategy, transactions in written put options were as follows:

	Number of Contracts	Premium Received
Outstanding at December 31, 2009	—	$ —
Options written	—*	764
Options terminated in closing purchase transactions	—	—
Options exercised	—	—
Options expired	—	—
Outstanding at June 30, 2010	—*	$764

*Not shown due to rounding.

For Mid Cap Growth, transactions in written call options were as follows:

	Number of Contracts	Premium Received
Outstanding at December 31, 2009	—	$ —
Options written	1	40
Options terminated in closing purchase transactions	—*	(34)
Options exercised	—	—
Options expired	—*	(6)
Outstanding at June 30, 2010	—	$ —

For Mid Cap Growth, transactions in written put options were as follows:

	Number of Contracts	Premium Received
Outstanding at December 31, 2009	—	$ —
Options written	2	83
Options terminated in closing purchase transactions	(2)	(80)
Options exercised	—	—
Options expired	—*	(3)
Outstanding at June 30, 2010	—	$ —

For Science and Technology, transactions in written call options were as follows:

	Number of Contracts	Premium Received
Outstanding at December 31, 2009	—	$ —
Options written	241	330
Options terminated in closing purchase transactions	—	—
Options exercised	—	—
Options expired	(241)	(330)
Outstanding at June 30, 2010	—	$ —

For Small Cap Value, transactions in written call options were as follows:

	Number of Contracts	Premium Received
Outstanding at December 31, 2009	—	$ —
Options written	3	113
Options terminated in closing purchase transactions	—	—
Options exercised	—	—
Options expired	(1)	(67)
Outstanding at June 30, 2010	2	$ 46

For Small Cap Value, transactions in written put options were as follows:

	Number of Contracts	Premium Received
Outstanding at December 31, 2009	—	$ —
Options written	2	155
Options terminated in closing purchase transactions	—	—
Options exercised	(1)	(69)
Options expired	—*	(31)
Outstanding at June 30, 2010	1	$ 55

For Value, transactions in written call options were as follows:

	Number of Contracts	Premium Received
Outstanding at December 31, 2009	6	$ 115
Options written	8	370
Options terminated in closing purchase transactions	(3)	(99)
Options exercised	—	—
Options expired	(10)	(290)
Outstanding at June 30, 2010	1	$ 96

*Not shown due to rounding.

For Value, transactions in written put options were as follows:

	Number of Contracts	Premium Received
Outstanding at December 31, 2009.	6	$ 393
Options written.	7	600
Options terminated in closing purchase transactions.	—*	—*
Options exercised.	—*	(8)
Options expired	(10)	(593)
Outstanding at June 30, 2010.	3	$ 392

*Not shown due to rounding.

11. NAME CHANGE

Effective April 30, 2010, International Value changed its name to International Core Equity.

12. BUSINESS COMBINATIONS

On March 29, 2010, Bond acquired all the net assets of Mortgage Securities pursuant to a plan of reorganization approved by the shareholders of Mortgage Securities on March 1, 2010. The purpose of the transaction was to combine two portfolios with comparable investment objectives and strategies. The acquisition was accomplished by a tax-free exchange of 6,957 shares of Bond (valued at $37,277) for the 8,522 shares of Mortgage Securities outstanding on March 29, 2010. The investment portfolio of Mortgage Securities, with a fair value of $37,185 and identified cost of $37,056 was the principal asset acquired by Bond. For financial reporting purposes, assets received and shares issued by Bond were recorded at fair value; however, the identified cost of the investments received from Mortgage Securities was carried forward to align ongoing reporting of Bond's realized and unrealized gains and losses with amounts distributable to shareholders for tax purposes. Mortgage Securities had net assets of $37,277, including $129 of net unrealized appreciation in value of investments and $4,623 of accumulated net realized losses on investments, which were combined with those of Bond. The aggregate net assets of Bond and Mortgage Securities immediately before the acquisition were $511,903 and $37,277, respectively. The aggregate net assets of Bond and Mortgage Securities immediately following the acquisition were $549,180 and $0, respectively.

Because the combined investment portfolios have been managed as a single integrated portfolio since the acquisition was completed, it is not practicable to separate the amounts of revenue and earnings of Mortgage Securities that have been included in Bond's Statement of Operations since March 29, 2010.

13. REGULATORY AND LITIGATION MATTERS

On July 24, 2006, WRIMCO, W&R and WRSCO (collectively, Waddell & Reed) reached a settlement with each of the SEC, the New York Attorney General (NYAG) and the Securities Commissioner of the State of Kansas to resolve proceedings brought by each regulator in connection with its investigation of frequent trading and market timing in certain Waddell & Reed Advisors Funds.

Under the terms of the SEC's cease-and desist order (SEC Order), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among other provisions Waddell & Reed has agreed to: pay $40 million in disgorgement and $10 million in civil money penalties; cease and desist from violations of the antifraud provisions and certain other provisions of the federal securities laws; maintain certain compliance and ethics oversight structures; retain an independent consultant to periodically review Waddell & Reed's supervisory, compliance, control and other policies and procedures; and retain an independent distribution consultant (described below). According to the SEC Order, the SEC found that some market timers made profits in some of the Waddell & Reed Advisors Funds, and that this may have caused some dilution in those Funds. Also, the SEC found that Waddell & Reed failed to make certain disclosures to the Waddell & Reed Advisors Funds' Boards of Directors (now Trustees) and shareholders regarding the market timing activity and Waddell & Reed's acceptance of service fees from some market timers.

The Assurance of Discontinuance with the NYAG (NYAG Settlement), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among its conditions requires that Waddell & Reed: reduce the aggregate investment management fees paid by certain of the Waddell & Reed Advisors Funds and certain of the Ivy Funds Variable Insurance Portfolios (the Funds) by $5 million per year for five years, for a projected total of $25 million in investment management fee reductions; bear the costs of an independent fee consultant to be retained by the Funds to review and consult regarding the Funds' investment management fee arrangements; and make additional investment management fee-related disclosures to Fund shareholders. The NYAG Settlement also effectively requires that the Funds implement certain governance measures designed to maintain the independence of the Funds' Boards of Directors (now Trustees) and appoint an independent compliance consultant responsible for monitoring the Funds' and WRIMCO's compliance with applicable laws.

The consent order issued by the Securities Commissioner of the State of Kansas (Kansas Order), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, required Waddell & Reed to pay a fine of $2 million to the Office of the Commissioner.

The SEC Order further requires that the $50 million in settlement amounts described above will be distributed in accordance with a distribution plan developed by an independent distribution consultant, in consultation with Waddell & Reed, and that is agreed to by the SEC staff and the Funds' Disinterested Directors. The SEC Order requires that the independent distribution consultant develop a methodology and distribution plan pursuant to which Fund shareholders shall receive their proportionate share of losses, if any, suffered by the Funds due to market timing. Therefore, it is not currently possible to specify which particular Fund shareholders or groups of Fund shareholders will receive distributions of those settlement monies or in what proportion and amounts. However, as noted above, the SEC Order makes certain findings with respect to market timing activities in some of the Waddell & Reed Advisors Funds only. Accordingly, it is not expected that shareholders of Ivy Funds Variable Insurance Portfolios will receive distributions of settlement monies.

The foregoing is only a summary of the SEC Order, NYAG Settlement and Kansas Order. A copy of the SEC Order is available on the SEC's website at www.sec.gov. A copy of the SEC Order, NYAG Settlement and Kansas Order is available as part of the Waddell & Reed Financial, Inc. Form 8-K as filed on July 24, 2006.

In addition, pursuant to the terms of agreement in the dismissal of separate litigation, Waddell & Reed has also agreed to extend the reduction in the aggregate investment management fees paid by the Funds, as described above, for an additional five years.

SHAREHOLDER MEETING RESULTS
Ivy Funds VIP

On March 1, 2010, a special shareholder meeting (Meeting) for Ivy Funds VIP Mortgage Securities was held at the offices of Waddell & Reed Financial, Inc., 6300 Lamar Avenue, Overland Park, Kansas, 66202. The Meeting was held for the following purpose (and with the following results):

Proposal: To approve a Plan of Reorganization and Termination providing for the transfer of all of the assets of Ivy Funds VIP Mortgage Securities to, and assumption of all of the liabilities of Ivy Funds VIP Mortgage Securities by, Ivy Funds VIP Bond in exchange for shares of Ivy Funds VIP Bond and the distribution of such shares to the shareholders of Ivy Funds VIP Mortgage Securities in complete liquidation of Ivy Funds VIP Mortgage Securities.

PORTFOLIO NAME	FOR	AGAINST	ABSTAIN	TOTAL
Ivy Funds VIP Mortgage Securities	5,481,982.658	154,926.821	313,892.213	5,950,801.692

PROXY VOTING INFORMATION
Ivy Funds VIP

Proxy Voting Guidelines

A description of the policies and procedures Ivy Funds Variable Insurance Portfolios uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.888.WADDELL and (ii) on the Securities and Exchange Commission's (SEC) website at www.sec.gov.

Proxy Voting Records

Information regarding how the Portfolio voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through Waddell & Reed's website at www.waddell.com and on the SEC's website at www.sec.gov.

QUARTERLY PORTFOLIO SCHEDULE INFORMATION
Ivy Funds VIP

A complete schedule of portfolio holdings for the first and third quarters of each fiscal year is filed with the Securities and Exchange Commission (SEC) on the Trust's Form N-Q. This form may be obtained in the following ways:

- On the SEC's website at www.sec.gov.
- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.
- On Waddell & Reed's website at www.waddell.com.

The Ivy Funds Variable Insurance Portfolios Family

Global/International Portfolios

International Core Equity

International Growth

Domestic Equity Portfolios

Core Equity

Dividend Opportunities

Growth

Micro Cap Growth

Mid Cap Growth

Small Cap Growth

Small Cap Value

Value

Fixed Income Portfolios

Bond

High Income

Money Market Portfolios

Money Market

Specialty Portfolios

Asset Strategy

Balanced

Energy

Global Natural Resources

Pathfinder Aggressive

Pathfinder Conservative

Pathfinder Moderate

Pathfinder Moderately Aggressive

Pathfinder Moderately Conservative

Real Estate Securities

Science and Technology

The underlying portfolios discussed in this report are only available as investment options in variable annuity and variable life insurance contracts issued by life insurance companies. They are not offered or made available directly to the general public.

This report is submitted for the general information of the shareholders of Ivy Funds Variable Insurance Portfolios. It is not authorized for distribution to prospective investors in a Portfolio unless accompanied with or preceded by the current Portfolio prospectus as well as the variable product prospectus.

IVY FUNDS
Variable Insurance Portfolios

6300 Lamar Avenue
P.O. Box 29217
Shawnee Mission, KS 66201-9217

Waddell & Reed, Inc.

www.waddell.com

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